Standard Chartered

Standard Chartered PLC
1 Aldermanbury Square
London EC2V 7SB

Telephone +44 (0)20 7280 7500
Fax +44 (0)20 7280 7112

Securities and Exchange Commission
450 Fifth Street, NW,
Washington, DC 20549

02028179

APR 0 1 2002

SUPPL

28 March 2002

Ladies and Gentlemen,

Re: File No. 82-5188
Standard Chartered PLC
Standard Chartered Bank

Information Furnished Pursuant to
Rule 12g3-2(b) under the
Securities Exchange Act of 1934

The enclosed information is furnished to you, pursuant to Rule 12g3-2(b) for each of Standard Chartered PLC (File No. 82-5188) and Standard Chartered Bank, its wholly owned subsidiary.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to us using the self addressed envelope enclosed.

Yours sincerely,

For each of
STANDARD CHARTERED PLC
STANDARD CHARTERED BANK

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

By:
Name: T C Skippen
Title: Assistant Secretary

dlw 4/10

Enc.

T:\SECRETAR\TS\cc\cc2802ts.doc

PROXY FORM

Standard Chartered

If you send this form back without showing how you want to vote, your proxy will decide if and how to vote on the resolutions shown and on any other business which may properly be put to the meeting.

For joint holders, only the votes of the most senior will be accepted. This will apply to votes cast in person and by proxy. Seniority is given by the order of the names on the register.

In the case of a corporation this form of proxy must be executed under its common seal, or by an officer or attorney authorised to do so.

For your votes to be counted, you must send your completed proxy form with any power of attorney or other authority under which it is signed (or a certified copy) to reach The Registrars, Computershare Investor Services PLC, PO Box 1075, Bristol, BS99 3FA, by 12 noon on Tuesday 30 April 2002 at the latest.

Standard Chartered PLC

I/We, the undersigned, being (a) member(s) of the above Company, appoint the Chairman of the meeting* ....as my/our proxy to attend and, on a poll, vote for me/us at the Annual General Meeting of the Company to be held on 2 May 2002 and at any adjournment of that meeting, as follows:

Please indicate with an X how you wish to vote	For	Against
1. To receive the report and accounts		
2. To declare the final dividend		
3. To reappoint Sir C K Chow as a director		
4. To reappoint Mr Ho KwonPing as a director **		
5. To reappoint Mr C A Keljik as a director		
6. To reappoint Sir Ralph Robins as a director **		
7. To reappoint Mr A W P Stenham as a director **		
8. To reappoint the auditors and to authorise the directors to set their fees		
9. To authorise the directors to allot shares		
10. To disapply pre-emption rights partially		
11. To authorise the Company to buy back its shares		
12. To change the articles of association		
13. To authorise Standard Chartered PLC to make EU political donations under PPERA		
14. To authorise Standard Chartered Bank to make EU political donations under PPERA		

*If you want to appoint someone other than the Chairman to vote for you, please cross out the words "the Chairman of the meeting" and write in the full name of the person you wish to vote for you. This person does not have to be a member of the Company.

** Member of the remuneration committee.

Signature or common seal.. Date..2002

Please detach from attendance card and map before posting

SHAREHOLDER ATTENDANCE CARD

Standard Chartered

Standard Chartered PLC

Annual General Meeting
12 noon on Thursday 2 May 2002

To save you time and to help our registrars would you please bring this card with you to the Annual General Meeting and hand it in when you arrive.



The map shows the location of the Merchant Taylors' Hall, 30 Threadneedle Street, London, EC2R 8JB, where the 2002 Annual General Meeting of Standard Chartered PLC will be held.

BUSINESS REPLY SERVICE
Licence No. SWB 1002

1

The Registrars
Computershare Investor Services PLC
PO Box 1075
Bristol BS99 3FA

File no - 82 - 5188

Standard Chartered

Trading Places

25 March 2002

Dear Shareholder,

We have pleasure in inviting you as a shareholder to a special reception at the British Library, 96 Euston Road, London NW1, on Monday 17 June to view the exhibition "Trading Places" - The East India Company and Asia". Standard Chartered is sponsoring this exhibition, which traces the development of the East India Company from 1600 to 1830.

The reception is being held from 6:30 pm to 8:30 pm. Refreshments will be served. If you and a guest would like to join us at the British Library, please complete and return the reply paid card below.

The earliest roots of Standard Chartered date from three banks formed to serve the growth of trade throughout the British Empire. The Chartered Bank of India, Australia and China was founded in 1853 with the grant of a Royal Charter by Queen Victoria. The Standard Bank of British South Africa began trading in 1862. Grindlay & Co was established by Captain James Grindlay, previously with the East India Company, in 1828.

At the heart of the long history of the Group has been the development of Free Trade following the abolition of the East India Company's monopolies in India in 1813 and in China in 1833.

Today, Standard Chartered is one of the leading international banks in the countries served by the East India Company - India, China, Indonesia, Malaysia and Singapore. As these markets develop - and growing affluence leads to a demand for mortgages, credit cards, personal loans, trade finance and treasury services - we will continue to build on the courageous, creative and truly international legacy of the East India Company.

The Exhibition will be open to the public from 24 May until 15 September 2002.

Gordan A Bentley
Group Secretary

PLEASE BRING THIS INVITATION WITH YOU

REPLY PAID CARD

I / we have pleasure in accepting the invitation to the **"Trading Places"** Exhibition from 6:30 pm to 8:30 pm on **Monday 17 June 2002** at the British Library, 96 Euston Road, London NW1 2DB

Name: ....

Name of Guest: ....

Date: ....

Standard Chartered, 1 Aldermanbury Square, London EC2V 7SB

BUSINESS REPLY SERVICE
Licence No. LON 21201

2

Tim Halford
Standard Chartered Bank
1 Aldermanbury Square
LONDON
EC2B 2JA

Review 2001



File No. 82-5188

Standard Chartered

About Standard Chartered

As the world's leading emerging markets bank, our success has been built on our belief in our ability to support our customers and the communities we serve: We stand by our customers and our staff when times are tough. Over the 150 years of our existence, many of the countries in which we operate went through troubled times. We have stayed the course. This requires courage.

We are responsive to customer needs. It is not enough to introduce new products and services unless we listen to our customers and understand what they want. If we are to be the 'right partner', we must help our customers to realise their goals and aspirations. We recognise that by being creative we can make a real difference to the way we do business. We must be open to new ways of doing things and challenge accepted conventions and processes. This will help us to continue to generate growing returns for our shareholders.

We give opportunities to our people so they can fulfil their potential. With a network spanning over 50 countries, we are a truly international and multicultural organisation. Our actions and behaviours must reflect this.

We must merit the trust placed in us by our customers, our shareholders, our people. Through the years we have built trusted relationships with our customers and the communities in which we operate – we strongly believe that trust and integrity are at the heart of working in partnership together.

Standard Chartered – believing since 1853.



This Review and Summary Financial Statement does not give you all the information you need to gain as full an understanding of the results of the Group and the state of affairs of the Bank or of the Group as the full Annual Report and Accounts. If you want to receive a free copy of the full Annual Report and Accounts for 2001 or future years please write to our Registrars.

1 Significant Achievements
2 Chairman's Statement
4 The World's Leading Emerging Markets Bank
6 Group Chief Executive's Review
13 The Brand
14 Business Review
20 Corporate Responsibility and Community Projects
24 Summary Financial Review
28 Board of Directors
30 Summary Report of the Directors
30 Statement of the Independent Auditor
31 Consolidated Profit and Loss Account
32 Consolidated Balance Sheet
33 Summary Segmental Information
34 Summary Report of Directors' Pay and Benefits
35 Shareholder Information
36 Group Directory

Significant Achievements

- Resilient performance in face of slowdown in major markets.
- Grindlays and Chase Hong Kong acquisitions delivering growth.
- Strong growth in high yield products – credit cards and wealth management.
- Strong performance from treasury and syndications.
- Efficiency programme ahead of schedule and projected cost savings for 2002 and 2003 increased.
- Chennai and Kuala Lumpur processing hubs go live.


35.5 36.1 41.0 50.4 54.4
42.3 43.3 46.7 51.9 53.0
97 98 99 00 01

Balance Sheet Growth
$ billion

Other assets
Loans and advances to customers


1,349 1,398 1,201 1,381 1,505
2,245 2,527 2,647 2,709 2,959
97 98 99 00 01

Net Revenue
$ million

Other revenue
Net interest income


1,425 1,165 820 1,438 1,148
97 98 99 00 01

Profit before Taxation
$ million


30.31 34.40 36.97 38.10 41.92
97 98 99 00 01

Dividend per Share
cents

Chairman's Statement



Our results today demonstrate resilience in a very tough environment.

2001 Results

- Pre-tax profit is $1,148 million compared with $1,438 million in 2000, which included $532 million from the sale of Chartered Trust.
- Net revenues at $4,464 million are up nine per cent.
- Costs increased by only five per cent.
- Profit before goodwill, restructuring and provisions at $2,019 million is up 14 per cent.
- Provisions increased to $731 million.
- Normalised earnings per share are 66.3 cents.
- Our Tier One capital ratio currently stands at 8.8 per cent, well within our 7–9 per cent target range.

We are recommending a final dividend of 29.10 cents per share, compared with 26.454 cents in 2000. This gives a total dividend of 41.92 cents, an increase of ten per cent over 2000. The dividend is covered 1.3 times. The sterling amount will be set on 29 April 2002.

The Economic Environment

2001 was a year of challenges. There were the predicted challenges associated with the global economic slowdown. There were also the unexpected events, most notable of which were the horrific events of 11 September.

In recent years, the world economy has faced a number of crises, but, led by the United States, it has always bounced back. Last year was different. The United States slowed sharply, world trade slowed and oil prices fell.

These developments added to uncertainty throughout the emerging markets, not least in Asia, where the region was still recovering from the crisis of the late 1990s. Last year growth slowed across Asia and a number of countries in the region were in recession.

Consumer confidence was badly affected. This was particularly noticeable in Hong Kong, where deflationary pressures saw many people suffer from negative home equity for the first time.

Aside from these events, there are many positive economic factors to dwell on in Asia. Healthy current account surpluses are being seen across the region and inflation is well under control. This has allowed central banks to keep interest rates low in most countries.

As expected, China entered the World Trade Organisation. Already it is clear that this will open another chapter in Asia's amazing economic development.

With the decline in oil prices, growth rates slowed across the Middle East, however the underlying strength of many of the economies in the region is not fully appreciated. The United Arab Emirates, where we have a strong presence, is one of the richest countries in the developing world, with a high per capita income.

African economies have made tremendous progress in recent years and a number of countries have implemented sound economic policies, as they sought to qualify for debt relief. However, as world trade slowed, the region suffered.

At the same time there were concerns about political stability in a number of countries – Thailand, the Philippines and Indonesia to name a few. Looking back it is impressive how each of these countries has achieved progress towards political stability, avoiding the problems many feared. This is extremely important for the future development of their economies and is often overlooked.

So what are the prospects for 2002?

This year looks like being another year of modest world growth. The US economy will grow, but perhaps at only a slightly faster pace than last year. If the United States does better, so too should Asia.

Prospects this year are better than in 2001 in many of our core markets. Growth is expected across Asia, with China leading the way. India, too, will remain resilient, boosted by domestic demand. And, despite low oil prices, the outlook is for steady growth in the Middle East. There are, of course, concerns elsewhere in the emerging markets; political instability in Zimbabwe; the fall-out from Argentina's collapse; the international war against terrorism.

China has joined the World Trade Organisation and is opening up. It is a low cost producer as well as potentially one of the largest growth economies of the future. China is also attracting the lion's share of foreign direct investment into Asia. We have been there without a break for over 140 years and these developments offer us one of the most important opportunities of the next ten years.

Overall in 2002 the challenge for us in this uncertain world is to grow our business and produce better performance.

The Brand

Our name and logo were developed during the merger of Standard Bank and Chartered Bank in 1969. Over the years, our brand has grown from strength to strength. Research has shown that the Standard Chartered name is trusted and well liked.

To prepare ourselves to take advantage of numerous growth opportunities and to meet evolving customer needs, we have refreshed our logo and made our brand identity more contemporary and dynamic. Our refreshed brand is grounded in extensive research and will be gradually introduced throughout the Group on a replacement basis, over the next twelve months.

The new brand embodies those values in which we pride ourselves and continuously strive to deliver. It represents our renewed focus on marketing and an emphasis to be more customer centric.

The Board

I am delighted to welcome Mervyn Davies as Group Chief Executive. Mervyn became a member of the Board in 1997, having joined Standard Chartered in 1993. He has wide experience of all aspects of banking, both wholesale and consumer, and for the past three years has been based in our largest market, Hong Kong, with responsibility for our operations in North East Asia and for technology and operations. During his stay in Hong Kong, he steered the Bank through some difficult times and built a strong pool of local talent.

Mervyn succeeded Rana Talwar who resigned from the Board and as Group Chief Executive in November. In his three years as Group Chief Executive a great deal was achieved to strengthen this organisation. The two largest acquisitions in our history were completed. Grindlays transformed our operations in the Middle East and South Asia. Chase made us the leading credit card issuer in Hong Kong.

During the year Christopher Castleman, who joined the Board in 1991, reached retirement age. Christopher was the architect behind many of the acquisitions and disposals, which have rejuvenated Standard Chartered since the difficult times of the early 1990s. He provided an objective and challenging voice to our Board discussions.

Peter Wong has been appointed a Director of Standard Chartered Bank, the main operating subsidiary of the Group. Peter now has governance responsibility for Greater China, in addition to his role as Chief Executive of our business in Hong Kong. Peter is an outstanding banker and a respected member of the Hong Kong business community.

We are currently looking for a suitable candidate to succeed me as Chairman. Shareholders will be informed as soon as a decision is made.

Our People

Our offices in New York were located in World Trade Center 7, which collapsed as a result of the tragic events on 11 September. We, thankfully, suffered no injury or loss of life. The courage, commitment and ingenuity of our people in New York enabled us to continue to service our clients, processing 20,000 transactions for $55 billion on that day. In the circumstances this was well above and beyond the call of duty and to all our people in New York we owe a huge debt of gratitude.

It has been a busy year for all our staff as we integrate the acquisitions and we manage our way through the efficiency programme. These results are proof of their commitment and support. On behalf of the Board I would like to thank them all.

Patrick Gillam

Sir Patrick Gillam, Chairman
20 February 2002

The World's Leading Emerging Markets Bank







Hong Kong
- Successful integration of Chase consumer acquisition.
- Now leading credit card issuer with 30 per cent of market.
- Increased market share for wealth management business (especially Bancassurance business and Investment Funds).
- Successfully migrated branch counter transactions to automated channels.
- Launched Mortgage One Account – an innovative product offering customers maximum flexibility.
- First bank to offer its own mortgage insurance plan.
- Introduced a dedicated customer service operation for negative equity home owners.


999
1,061
1,116
1,196
1,458
97
98
99
00
01

Net Revenue
Hong Kong
$ million

Other Asia Pacific
- Secured clearing bank status for B share sales in Shenzhen, China.
- Gained Lafferty Award for Best Revolving Asian Credit Card.

Singapore
- Launched co-branded Pru Card.
- Internet banking accounts topped 10,000.
- Three branches were relocated during the year.
- Asian Banking Journal Award – Best Retail Bank in the Asia Pacific Region 2001.

Malaysia
- Launched Mortgage One.
- Third largest distributor of Islamic Trust funds.
- Opened 'financial spa' concept branch.
- Launched Standard Chartered Image Lockbox Services – an advanced accounts receivable solution for wholesale banking clients.
- Kuala Lumpur hub became operational on 1 August 2001.

Taiwan
- Launched Platinum Card – offering one of the most competitive benefits in financial flexibility and lifestyle choices.
- Co-lead arranger for AIG Credit Card (Taiwan) syndication loan.

Thailand
- Two new concept branches opened. Network now stands at 46 following closure of 29 branches and opening of five new ones.
- Now has estimated 24 per cent of personal loans market.
- Four of the new branches opened in Tesco Lotus Super Centres, following the successful introduction in 2000.
- Obtained Central Bank approval to integrate all support functions – a landmark approval.
- Structured Trade business created.
- Global markets now lead provider of interest rate derivative products.

Indonesia
- Investment Services launched.
- New branch opened in West Jakarta.
- $125 million agreement signed with International Finance Corporation to facilitate international trade.

Philippines
- Several wealth financial products launched.
- Priority Banking Centre opened in Cebu.
- Bank's status upgraded from a 'commercial' to 'universal' bank.

Brunei
- Opened two new Priority Banking Centres.
- First Visa Platinum Card launched.
- Introduced first automated banking centre for wholesale banking clients.


1,224
1,307
1,154
1,216
1,224
97
98
99
00
01

Net Revenue
Other Asia Pacific including Singapore and Malaysia
$ million

Middle and South East Asia
India
- Integration of Grindlays and Standard Chartered on track.
- Grindlay's credit card base successfully integrated into the Standard Chartered system.
- Four new products launched: – 'Sapnay', a value credit card; 'Smart Credit', personal overdraft; Axess Plus, transaction account; 'Mileage', for personal car loans.
- Voted Best Bank in Earnings by Business India magazine.
- Launched meOnline – internet banking for all account holders.

United Arab Emirates
- Integration of Grindlays well advanced.
- Cards in issue more than doubled.
- Global markets maintained leadership in Gulf region.
- Gained regional cash management mandate in the Gulf region from the International Air Transport Association.

Pakistan
- Largest issuer of credit cards with over 40 per cent market share.
- Primary dealership for bidding and distribution of government securities – now the leading participant in the Government bonds.
- Appointed as agent for Asia Development Bank – $150 billion facility to finance needs of local export business.

Bangladesh
- Syndicated loan arranged for major new hospital facility.
- Arranged $52 million trade enhancement facility with International Finance Corporation and Netherlands Development Finance Company.
- Several new Global Market products introduced.

Sri Lanka
- Co-ordinated $80 million syndicated loan for Bank of Ceylon.
- Launched international co-branded credit card with National Savings Bank.


308
317
362
576
800
97
98
99
00
01

Net Revenue
Middle and South East Asia including India
$ million



Africa
Best regional internet Bank in Africa – Global Finance magazine.

Ghana
- First 'drive through' ATM introduced.
- Co-led timing for $350 million Ghana Cocoa Board.

Kenya
- Voted Top Bank in East Africa and third best company in East Africa by leading newspaper.

Zimbabwe
- Successful launch of Bancassurance products.

Tanzania
- New branch opened in central Dar es Salaam.
- First bank to launch ATM cheque deposit facility.
- Launched 'The Executive Account' deposit facility for salaried workers.

Nigeria
- Selected by MTN Nigeria Communications to effect $265 million payment and to handle sales collection business.
- New branch opened in Abuja.

Uganda
- First international bank to centralise all branch operations bringing operational risk benefits.
- Won 'Bank of the Year' Award from The Banker Magazine.
- Now have highest number of ATMs in Uganda.

Ivory Coast
- Opened new branch in Abidjan.

Zambia
- Launched 'drive through' ATM.
- Won 'Bank of the Year' Award from The Banker Magazine.


324
361
377
368
356
97
98
99
00
01

Net Revenue
Africa
$ million



United Kingdom and the Americas
- Successful disaster recovery in New York on 11 September, meeting all service standards by 13 September.
- Standard Chartered Grindlays Offshore Financial Services established with offices in Jermyn Street, London and St Helier, Jersey.
- Now second largest user of the EXIM Bank Guarantee financing programme.
- Opened representative office in Sao Paulo, the second in Brazil.
- All data processing, trade loan and credit operations now centralised for Columbia, Venezuela into Lima, Peru.
- Global Markets/Treasury sales introduced into Mexico.


737
879
838
734
626
97
98
99
00
01

Net Revenue
UK and the Americas
$ million

Group Chief Executive's Review



Over the past ten years, under the leadership of first Malcolm Williamson and then Rana Talwar, Standard Chartered focused on building on its strengths in the emerging markets. The Bank was put back on a sound financial footing and a number of significant acquisitions and disposals were made. A major productivity programme was then introduced which included investment in programmes to revolutionise our technology and operating platforms.

I am determined to turn Standard Chartered from a company that is well known for its emerging markets franchise into one with a reputation for strong performance. We are in the right businesses and the right markets but the challenge for me and my management team is to demonstrate that we can improve our return on equity.

Results

I believe we can be pleased with many aspects of our results in 2001. We achieved a 14 per cent growth in profits before provisions, goodwill and the restructuring charge, with a strong performance in both revenue and costs. We delivered revenue growth at nine per cent in excess of cost growth at five per cent. On an underlying basis, excluding the impact of acquisitions and disposals, revenues grew five per cent and costs three per cent.

The growth in the debt charge had a significant impact on our trading profit. It was affected by three major factors; our Wholesale book in Malaysia; the increasing impact of personal bankruptcies in Hong Kong; and provisions taken at the end of the year of approximately $50 million covering our exposures to one corporate customer and Argentina combined.

My Task

We have a strong franchise. We have a clearly articulated and sensible strategy and we have a strong pool of local talent. But my priority is to improve our return on equity.

The returns have undoubtedly been held back by the tough economic environment in three of our four largest markets which has contributed to a growth in bad debts. I also believe the risk reward dynamics of our business have not been right. I am therefore very focused on ensuring that we strike the right balance between pricing, revenue, volume growth and risk management.

The Executive Team, which is comprised of the Executive Directors and nine Senior Managers, has identified a number of key tasks to achieve better return on equity.



At Grindlays' Gardens in Chennai, we now deal with the processing of payments and trade transactions for Standard Chartered's customers in Hong Kong, Singapore and several countries in Africa. This centralised processing is a very efficient and cost effective way of servicing our customers' needs, saving everyone both time and money.

Gita Karunakaran – Manager Planning and Control, Chennai, India

We must:

- improve capital efficiency, maintaining the right relationship between our Tier 1 and Tier 2 capital and return on equity;
- build market share in Consumer Banking by developing our product range and creating more alliances;
- in Wholesale Banking, increase our focus on value creating businesses;
- control 'risk' more effectively;
- position the Bank to capture profitable growth in China;
- continue to rationalise central and support costs;
- reduce costs and improve return on equity in our smaller countries;
- deliver efficiency and flexibility from our investment in technology and operations;
- build on the turn round in Thailand and Taiwan to ensure profitability.

There are a number of major elements to this programme.

Consumer Banking

Consumer Banking offers good returns and outstanding growth potential in our markets. We have strong market shares in our established markets of Hong Kong, Singapore, Malaysia, India and the UAE. In Indonesia, Taiwan, Thailand and China, we are witnessing the growth of an affluent, aspirational middle-class and are well placed to build our business in these markets.

Our Consumer Banking business is increasingly well balanced from both a product and geographic perspective. We have successfully put in place a model, which is fuelled by four growth areas – cards, mortgages, wealth management and business financial services. I would now like to focus on two products which offer exciting growth prospects.

Cards

One of our most important businesses is cards. It already accounts for around 40 per cent of our Consumer Banking revenues. We have nearly six million cards in issue. We are the market leader in both India and in Hong Kong. Our objective is to be among the top three card issuers with the highest returns in each of our markets.

Cards is a business in which we price very well for risk and therefore generate good returns. For example, although the impact of Hong Kong bankruptcies can be clearly seen in the debt charge, revenue growth exceeded growth in bad debts.

Our cards business has immense growth potential. Asian markets have a rapidly growing affluent population, characterised by relatively low levels of debt and, currently, low usage of cards in relation to total personal spending when compared to more developed markets.

The work that we are doing to create global hubs under the productivity programme will provide us with a very efficient base from which to manage the expected growth and extract maximum process efficiency. We have also invested heavily in the capability to analyse cards usage and repayment behaviour. This enables us both to leverage the cards base and also to manage risk.

Wealth Management

Cards is not our only great opportunity in Consumer Banking. The mass affluent segment in Asia will grow rapidly in the years ahead. We, with our strong franchise in the upper and upper-middle customer groups, are tremendously well positioned.

We provide deposits, mutual fund distribution, retail foreign exchange and Bancassurance. All have strong prospects. I would like to just focus on one – Bancassurance.

We are one of the pioneers of Bancassurance in Asia. We have strategic alliances – mainly with Prudential, our life partner, and CGNU, our non-life partner – in our six biggest Consumer Banking markets. In 2001 360,000 policies were sold throughout our branches and revenues from sales of insurance products more than doubled. Although still a relatively small business, it is one which offers excellent growth potential for the future. The combination of manufacturers and suppliers of financial products and our customer franchise and distribution network, involves us in minimal incremental expense and low risk capital. Our intention is to be a 'top three' Bancassurance player.



Standard Chartered recently introduced B2BeX, an innovative internet-based platform providing an integrated suite of trade related products that facilitate sourcing, financial and logistics activities.

As a plastics trading company, our accounts staff now spend less time on routine import tasks and can instead focus on sales and credit control. It is a major step forward and a real service to customers.

Richard K Y Chu – Chung Nan Industrial Supplies Company Limited
Hong Kong – a B2BeX customer

Wholesale Banking

Over the years Standard Chartered has established lasting customer relationships and developed good products in trade and cash management. However, parts of Wholesale Banking tie up a great deal of capital and do not currently generate the returns we are seeking. We have been reviewing the business carefully using value based management techniques and this has led us to a much better understanding of where we are creating real value. Our task is to focus on relationships and products that really create value.

Global Markets

One area of this business which is key to driving better returns is the provision of treasury and foreign exchange services. In 2001 our Global Markets business had a great year. Clearly the substantial fall in US Dollar interest rates provided an important opportunity to increase revenues – and one that we fully exploited – but our strong markets performance in 2001 was also due to a greater focus on cross-selling to our outstanding customer base. We have a good position in foreign exchange and are building a more sophisticated product range to meet the needs of our customers.

Although still small by US or European standards, the debt capital markets in Asia are starting to develop. By combining our strength in syndications with the growing fixed income transaction flow, we made more than $50 million in revenue last year, arranging more syndicated loans in Asia than anyone else. Origination and distribution is key to our Global Markets business and to improving risk /reward in Wholesale Banking.

Re-engineering and Technology

We have made good progress in centralising our processing into hubs in India (Chennai) and Malaysia (Kuala Lumpur) and we will accelerate this drive to improve efficiency and the quality of services for our customers. This project is leading to significantly lower costs. For example, it has meant that by the end of 2002 we will have 1,200 less staff in high cost locations. By the end of 2003, over 4,000 jobs will have moved.

Many of our operations have now been migrated into our Chennai and Kuala Lumpur centres. We will also be piloting a new hub in China. Implementation of the overall productivity programme has not been as costly as we envisaged, so the net benefit has significantly exceeded our original expectations.

Our strategy will be underpinned by continuing to invest in technology, the centralisation both of support functions and of processing systems – of which 'hubbing' is part – and by using outsourcing where appropriate to improve efficiency.

Acquisitions

We said that a prime task for 2001 was to integrate the Grindlays and Chase acquisitions and to continue to build the bank to unlock its real potential. This we have done. Work on the integration of both the acquisitions is ahead of schedule. We have achieved cost synergies 40 per cent higher than our targets for 2001.

Standard Chartered Nakornthon also showed a significant improvement in 2001 with integration moving forward well and a significant rationalisation of the branch network.

We are currently bidding for a controlling stake in the Bank Central Asia in Indonesia. Bank Central Asia is one of Indonesia's leading banks, with a robust financial performance. It has a primarily retail customer base with limited exposure to the corporate sector. It has 800 branches, 2,200 ATMs and it is at the heart of the Indonesian payment system. Should we win the bid, BCA will operate as a stand alone strategic investment.

China

During 2002 we have strengthened our position in a number of markets. Many of these markets hold great potential for us, particularly India, Thailand and the UAE. There is one particular market, however, that over the next decade will have a really significant effect on this organisation – China.

In 2001 China was admitted into the World Trade Organisation. This will lead to an opening up of the Chinese market for banking products and services. Only a handful of foreign banks have the people, experience, contacts and approvals to really capitalise on this opportunity. While the rest of Asia has seen the effects of the slowdown, China has continued to grow strongly. It quadrupled its gross domestic product in the 1990s and by 2010 is expected to nearly treble again.



To be involved with Mabati Rolling Mills in the development of their new multi-million dollar galvanising and zinc coating line has been a tremendous opportunity for me.

Daniel Mwambu Mwamati – Senior Relationship Manager
Mombasa, Kenya

We have had a continuous presence in China for almost 150 years and we have as large a network as any foreign bank in China. From 1 February 2002, we have been allowed to provide foreign currency services to local businesses and individuals. From 2004 we will be able to do local currency business with local companies and from 2006 it will be possible to provide Consumer Banking products to individuals in China, with no geographic restrictions. Our vision is to be a dominant provider of services to the top 20 per cent of local income earners and to be recognised locally as a leading foreign bank in China.

2001 Performance
Our performance in 2001 shows good underlying revenue growth. On costs, driven by the integration of acquisitions, the benefits of the centralisation programme and some aggressive steps on streamlining the organisation, we have more than met our targets.

The increase in the debt charge, however, is not satisfactory. We need to relentlessly control risk, by pricing properly, tightening underwriting standards, and identifying problems earlier.

Malaysia
Malaysia bore the brunt of the US downturn and its exports, particularly in areas like electronics and furniture, were badly hit. The sharply higher provisions, mainly in Wholesale Banking, had a major affect on profitability. We recognise that we have been too focused on sales and increasing revenue and not focused enough on early identification of problems. We are putting this right by tightening underwriting standards and strengthening our teams.

Hong Kong Bankruptcies
In Hong Kong there has been a growth in personal bankruptcies as changes in the bankruptcy law has led to a much greater awareness of the mechanics and apparent benefits of going bankrupt. This is a problem for all of the banking sector. We have been aggressive in our write-off policies in relation to cards and mortgages. We have taken action to mitigate this issue by tightening lines for higher risk customers and pressing the authorities in Hong Kong to establish a bureau for credit information. Bankruptcies in Hong Kong will continue to be an important issue in 2002 but the steps we are taking should improve the situation.

Balance Sheet
Managing our balance sheet is an integral part of improving our return on equity. We need to ensure we are adequately capitalised and our Tier One ratio at 8.8 per cent is within our target 7–9 per cent range. We are therefore well capitalised at the present time. We remain very committed to listing in Hong Kong, though this will not happen during the first half of 2002. While it may be appropriate to raise some equity to optimise the benefits of the listing, any decision on the size of an offering will be taken in the context of our overall objective of maximising return on equity.

The Future
I have no doubt about the ability of the people at Standard Chartered to bring about an improvement in our returns and I intend to strengthen further the Bank's performance culture. A great deal of progress is being achieved but we know that, notwithstanding the continuing difficult economic environment, we have to demonstrate that we are making solid progress.

Lastly, I would like to thank the people at Standard Chartered who, in my first two months as Chief Executive, have given me tremendous support. There is a fantastic energy in this bank – and there is a strong customer base. My job is to unleash this energy and drive it towards generating stronger shareholder returns. I have no doubt of the commitment of everyone at Standard Chartered to improve our performance.

E. Mervyn Davies

Mervyn Davies, Group Chief Executive
20 February 2002

The Brand





The new branding is modern and dynamic. It positions Standard Chartered to appeal to the increasingly sophisticated customer in its Asian and African markets.

Top
The Woodlands branch in Singapore is one of the first to carry the new branding.

Bottom
Runners in the 2002 Standard Chartered Hong Kong Marathon passing the newly branded branch at Tsimshatsui. Records were broken this year with around 14,000 runners taking part from 35 different countries.

Our brand is the heart of everything we do. It represents what we stand for, what we believe in and what differentiates us from our competitors.

Our refreshed brand is not just about a change in our logo. It is about the renewed commitment that is taking place in the heart of each and every one of us at Standard Chartered. It is a commitment to living our values and building a financial institution that is the supplier of choice in all the markets in which we operate.

Our new brand is based on extensive research. Customers prefer our new identity to the existing one. Our brand values, 'Courageous, Responsive, International, Creative and Trustworthy', have been endorsed by over 4,000 consumers and staff across our network.

The world is rapidly changing. There is a large growing, affluent, middle class who seek financial products and services which reflect their lifestyles and enable them to reach their aspirations. Our refreshed brand is built on the heritage of this great organisation and well positions Standard Chartered to meet the demands of the increasingly sophisticated customer of the future.

Our aim is to be the partner of choice, the right partner as a provider of world class financial products and services; as an active member of the communities in which we operate; as an employer taking courageous steps to ensure that our people can achieve their true potential.

Our new brand is a deliberate step forward to achieving this. We are confident it will enable us to create superior value for our employees, our customers and our shareholders.

Standard Chartered

Business Review

Consumer Banking

During the year the focus of Consumer Banking has been on the completion of the integration of recent acquisitions, continuing to enhance performance in established markets and investing selectively for future growth. Despite a very uncertain economic environment, good progress was made in all areas.

Sales capabilities and resources were increased in each core territory and investment continued in developing risk management capabilities by improving tools, techniques, people and skills. The business mix continued to evolve with an increasing percentage of revenues now being derived from credit cards and other unsecured lending. Revenue growth was led by unsecured products, including credit cards. Other areas, such as Business Financial Services, which serves the small business segment, also performed well.

A number of long term initiatives are being undertaken to enhance the value of the franchise in key markets. For example, a significant upgrade of customer sales and service platforms has been started in Hong Kong. This will be rolled out to other territories during 2002 and 2003.

Cards and Personal Loans

Cards is Standard Chartered's most important business. It generates high returns on equity and has great growth potential. It is a business in which the Bank prices for risk very well.

Following the acquisition of Manhattan Card Company in Hong Kong in 2000 the Bank is now the number one card issuer in Hong Kong.

In all Asian markets market share increases were recorded in credit card outstandings. Credit cards and other unsecured lending are now one of the main engines of revenue growth for Consumer Banking. This has led to a significant increase in profitability in key markets such as Singapore, Taiwan and India. A programme to upgrade unsecured lending processing systems globally has been initiated. Rollout will commence in 2003.

In 2001 the number of cards in issue grew by 1.5 million to nearly six million and personal loan accounts grew 41 per cent.

The card bases for Standard Chartered and Grindlays have been successfully integrated in India where the Bank now has a 36 per cent share of all credit card outstandings.

Other countries in South Asia and the Middle East also saw the benefits of the Grindlays' acquisition. In the UAE for example the Bank now has a 20 per cent market share of cards in issue and in Pakistan the number topped 40 per cent.

Mortgages and Auto Finance

Earnings from mortgages and auto finance suffered as a result of continuing margin compression in a number of key markets, but most particularly in Hong Kong and Malaysia. Despite this pressure on pricing, sustained growth in outstandings of six per cent across all markets was achieved.

The Bank's share of mortgage outstandings in Hong Kong increased to around 15 per cent with the share of new business holding steady at 16 per cent.

The Bank's mortgage business in other markets, particularly Singapore, continues to make an important contribution. In Singapore, new mortgage sales of $1.3billion represented an increase of 30 per cent on 2000 and a market share of 14 per cent. Standard Chartered continually looks to develop new products for the benefit of customers. One such example is the MortgageOne account which offers the customer the ability to offset interest earned on current accounts against their mortgage interest payable. In Hong Kong a new mortgage processing system has been developed. This will be rolled out to other Asian markets in 2002.

Wealth Management

The Wealth Management business, in very difficult competitive and economic conditions, delivered a robust performance in 2001. This is testimony to the Bank's increased focus on developing products for the mass affluent consumer market and ability to adapt these products in response to changing economic circumstances.

Total assets under management grew five per cent. Many customers switched their asset holdings from traditional equity funds to low risk fixed income funds and bank deposits were slightly lower than in 2000.

Retail foreign exchange revenues increased significantly in 2001. The increased retail focus together with the launch of new structured products resulted in higher volumes of foreign exchange being sold to retail customers.



Based on the Financial Spa concept launched in Hong Kong in 2000, the Spa design encapsulates the Bank's latest innovative retail banking concept which focuses on creating a personalised total money management environment for customers.

The new Financial Spa which was opened in one of Kuala Lumpur's busiest shopping malls, is proving to be really successful.

Gillian Chong – Executive Assistant to the CEO
Kuala Lumpur, Malaysia

In June, Standard Chartered Bank (CI) Limited and Grindlays Private Bank Jersey, were merged to form Standard Chartered Grindlays Offshore Financial Services. This Jersey based operation provides offshore products and banking services to customers based in Africa and Asia. Sales offices have been established in London, Johannesburg, Dubai, Qatar and Hong Kong. This business complements the Bank's domestic wealth management product offerings.

Business Financial Services ('BFS')

Revenue growth of 19 per cent was achieved from the provision of banking services to small and medium sized companies. This business offers exciting growth opportunities in several larger Asian markets, including Singapore, Hong Kong and Malaysia. Growth in mortgage, Bancassurance, trade and foreign exchange earnings has provided a counter to reduced earnings from the more traditional deposits based business. Plans have been made to roll out BFS products in both India and China during 2002.

Branch and Direct Banking

As customers still prefer face-to-face contact our branches remain a key sales and service delivery channel.

In Singapore the award of an enhanced Qualifying Full Bank licence has provided significant benefit, providing increased flexibility in the upgrading of the branch network.

Following the acquisition of Grindlays, in India and in several other countries in the Middle East and South Asia, processes have been integrated and customers are now able to access a wide range of products and services from any local branch or ATM.

In Africa, a flagship branch opened in Abidjan, Ivory Coast and a new branch was opened in Nigeria.

Wholesale Banking

Although the restructuring of Wholesale Banking enabled good progress to be made, there is still much to do. The steps taken in 2000 to form a cohesive wholesale banking business were welcomed by clients. This was reflected in improved returns in all areas, particularly Global Markets.

Wholesale Banking focused on a smaller number of high value customers and on improving delivery of products and services throughout the Bank's network. Across larger corporate customers, independent research shows broader penetration and deeper relationships are being built.

In 2001 the Bank's position as a Banker's Bank was strengthened, with relationship management teams delivering a complete range of services to financial institutions globally. Market share grew in key markets and several large mandates were won from OECD banks for the outsourcing of their trade business.

The focus to build business with Development Organisations, which consist of aid agencies and development institutions, continues. Standard Chartered's expertise in Asia and Africa provides an excellent strategic fit in helping these organisations effectively facilitate humanitarian and development aid.

Global Markets

A strong Emerging Markets Foreign Exchange (FX) and Interest Rate position has been built by broadening derivative product capabilities. Standard Chartered was voted 'Best Bank in FX in Asia Pacific', 'Best Bank for Emerging Asian Currencies' and 'Best Bank for Emerging African/Middle Eastern Currencies' in FX Week's global survey. In South Asia, real benefits are being seen from the successful integration of Grindlays.

Standard Chartered has continued to develop on-line delivery platforms and deal volumes across these platforms have increased substantially. The Bank's position as a key provider of automated pricing in the Emerging Market currencies to the major on-line FX portals is being strengthened.

During 2001, strong progress was made in growing the Fixed Income business. The Bank was voted 'Rising Star Asian Currency Bond House' in The Asset Asian Awards and ranked fourth overall among Asia's top 'bookrunners' for all Asian currency bonds (excluding Japan). Top rankings were achieved in the deal league tables of India and Thailand. Standard Chartered's position as an effective bridge for foreign issuers to tap local capital markets for debt financing was confirmed by the ranking as the top bookrunner for non-domestic Singapore dollar bonds.



It gives me immense pride to be involved with the ECGD – backed $100 million Bhairab Bridge Project as the Bank's relationship manager in Bangladesh. This 1.2 kilometre bridge is expected to be completed by the end of August this year and it will be of real benefit to the community in Bangladesh. We are also happy to be the banker to the Construction Company for the bridge.

Mahbub-ur-Rahman – Senior Relationship Manager, Bangladesh

The Syndications team also had an excellent year in 2001. The team now ranks No. 3 overall among Asia's Top Arrangers of Syndicated Loans. Deals were done in all key markets across the world – specifically Asia Pacific, Middle East and Africa.

In India a Funds Management business was started, leveraging strong money market skills, and existing Asset Management business, to provide debt funds to customers. A US Dollar Liquidity Fund (rated Aaa/MR1+ by Moody's Investors Service) was launched in November and has been well received by potential investors. Standard Chartered's India debt fund is currently the second largest fund in this rapidly growing market.

Trade Finance and Lending

The traditional Trade Finance and Lending businesses continue to be repositioned. Despite trade volumes being affected by the post 11 September global downturn, market share in key geographies increased.

In Hong Kong B2BeX was introduced. This is a leading-edge platform which provides customers with an on-line, integrated suite of products designed to solve many of the difficulties associated with international trade. This saves clients both time and money. Pilot testing was done in the last quarter of 2001. Early customer response has been very positive and it is expected that this service will be promoted in different markets in 2002. B2BeX will significantly differentiate the Bank's trade services and contribute new sources of revenue.

Standard Chartered was voted Best Trade Finance Bank in The Asset Triple A Awards for the second consecutive year, and won Trade Finance Magazine's Deal of the Year Award.

The Bank is an acknowledged leader in commodity, structured trade, export finance and forfaiting. It is also a leading provider of Export Credit Agency financing programmes, an expertise particularly valuable in today's challenging economic environment.

Cash Management and Custody

Innovative new Cash Management products continue to be developed. There is strong momentum in this business which was reflected in the increasing number of regional cash mandates won from major international organisations.

In response to customers' growing demands for 'connectivity', Web Bank, an internet delivery channel that will position Standard Chartered as the most comprehensive provider of internet-based reporting and transactions initiation, will be launched in 2002.

In 2001 Straight Through Services (STS) was established in a number of markets. This is an integrated, fully automated e-payment solution. It won the Innovative Service Award from the Hong Kong General Chamber of Commerce.

Standard Chartered's expertise and reliability in US Dollar clearing services was proven on 11 September when $55 billion was cleared that day, without loss, despite losing the Bank's New York office at 7 World Trade Center. This was a remarkable achievement and a tribute to both the Bank's people and to disaster recovery capabilities.

In Custody, the Bank has significant market share and continues to be a leader in Asia. In the Global Custodian Agent Bank survey, Standard Chartered was rated No.1 in six markets. The Custody business is of strategic importance to the Bank and in 2002 a leading-edge Internet solution will be launched that provides intra-day reporting and transaction initiation. As expected, it was affected in 2001 by the low levels of activity in the equity markets.



Left
Staff at work in the Hong Kong dealing room.

Technology

Underpinning the success of the development of both Consumer Banking and Wholesale Banking is an intensified focus on technology. The Group's information services and technology areas have been remodelled to provide more capacity, greater efficiency and release more senior technology management time to support the businesses. Technology is now an integrated part of the Bank's thinking, planning and management, and not a separate support function.

Global Hubs

A major IT service delivery initiative has revolutionised the way technology is managed. Under this project around half of the IT activities of over 50 countries are being centralised into two low cost hubs, Chennai and Kuala Lumpur. These hubs are now 'live' and several countries links are now active. This has already led to a considerable saving in costs and headcount.

The Bank's centralisation of its service delivery processes into Chennai and Kuala Lumpur continues to progress smoothly. With the establishment of the Chennai and Kuala Lumpur hubs, Hong Kong and Singapore trade processing costs have been reduced by 40 per cent.

Integration

The project to integrate the technologies of Standard Chartered and Grindlays is one of the largest projects ever undertaken by the Group. In August 2001, 350,000 Grindlays credit card holders were migrated onto the Standard Chartered system. Over 80 per cent of the integration process is now complete. The remaining two small countries – Qatar and Nepal – will be integrated during 2002. This is several months ahead of the original schedule.

Within six months of acquiring Chase, Hong Kong, 30,000 bank accounts, 7,000 mortgages, 30,000 personal loans as well as 800,000 credit cards were successfully converted onto Standard Chartered's ATM, branch and telephone systems.



Data Network

In May 2001, the Bank signed a contract with Cable and Wireless to build a 'state of the art' international data network to which nearly all countries will be connected. This project will reduce data telecoms costs over five years and is an essential enabler for other centralisation projects, as well as numerous business initiatives. The objective is to drive down costs and provide increased efficiency and flexibility to support business development.

Technology – Supporting Business Development

A major focus of the Group's investment in technology is to provide support for business development.

In Consumer Banking, a number of technology based products were introduced. These included the MortgageOne Account, an all-in-one bank account which is now available in Hong Kong, Malaysia, Taiwan and India; a number of investment based wealth management e-products, which were implemented across the Asia Pacific region; a new web technology-based 'teller' system in Hong Kong, which is now handling 70,000 transactions per day. Called 'Service Banker', this has performed so well it will be rolled out in Singapore in 2002.

In Wholesale Banking, in addition to the B2BeX internet based trade processing service, a number of global markets, cash management and custody applications were introduced leading to significant cost savings and improved customer service.

There has also been significant investment in IT systems development in the majority of the Bank's countries in Africa and the Middle East and South Asia.

Standard Chartered operates sophisticated banking systems in 57 countries, many of which are emerging markets and have very basic technological and telecommunication infrastructures. The Bank takes great pride in its success in maintaining world class standards of service delivery in these challenging environments.

The continuing development of technology systems and their close alignment with business objectives is a priority in 2002.

Left
Investment in technology continues to be a priority.

Corporate Responsibility and Community Projects

As the world's leading emerging markets bank, operating in over 50 of the world's developing economies, Standard Chartered believes that with the appropriate policies and practices in place it can be a legitimate influence for good. It can do this by promoting the best standards of socially responsible business in the developing world. A new corporate social responsibility website has been launched – 'our beliefs' – which details policies and procedures that have been put in place to enable us to meet or exceed the ethical, legal, commercial and public expectations of the communities in which we operate. We strongly support the trend towards delivering shareholder value in a socially, ethically and environmentally responsible manner.

We also recognise that for this programme to be effective it must have employee interest and support and that everyone within Standard Chartered must 'live' the values that the new brand represents.

The website includes our first environmental report, environmental awareness being a key component of a socially responsible business. The Bank's strategy in 2001 has been to develop an environmental management system in the United Kingdom while at the same time encouraging global pockets of best practice worldwide. Subsequent years will see us roll out best practice to all our markets.

Please visit our CSR website:
www.standardchartered.com/ourbeliefs

Environment

There follow a few examples of projects around the world which indicate the Group's commitment to the environment.

- Hong Kong. The launch of a Hong Kong Green Day raised environmental awareness.
- India. The Bank owns a large portfolio of heritage buildings. Regular restoration has been introduced to preserve their unique character, condition audits having been carried out prior to work commencing.
- Bangladesh. A paper saving optical data storage system was introduced in 2001. Half a million sheets of paper are saved each year.
- Kenya. The Bank was a key sponsor of the 30th Annual United Nations Environment Programme. Linked with this were a series of Bank programmes including the collection of Water Hyacinth and various demonstrations of how this invasive weed could be used for a range of income generating uses such as the manufacture of furniture, carpets and roof tiles.
- Ghana. The Bank supported projects to protect marine turtles, encourage tree planting and for the monitoring of migratory and local bird populations on the Ghana wetlands.
- The United States. A successful recycling and waste reduction programme was initiated.
- The United Kingdom. Standard Chartered has joined a small group of top companies whose accomplishments are officially certified as 'very good for environmental performance'.
- A commitment has been made to reduce greenhouse gas emissions by 7.5 per cent between 2000 and 2003.
- The Bank's international video conferencing services have been upgraded, reducing the need for air travel.


Day Corner
s and Ride Green

Left
In May 2001, staff in Hong Kong raised HK$180,000 by going 'green' for the day.



This is one of three orphanages in Tanzania that is supported by funding and staff volunteer work through the Group's 'Community Partnership for Africa'. Standard Chartered currently supports initiatives in eight African countries through this $1 million a year programme, launched in 2001.

Margaret Mkandawile – Centre Matron
Kurasini Children's Home, Dar es Salaam

Community Programmes

Standard Chartered community programmes mainly target those countries in Asia, Africa and the Middle East from which it provides its profits.

Africa

- Won Commonwealth Award for ground-breaking internal staff campaign/advocacy work on HIV Aids; 'Staying Alive'. One of only three private sector companies to win this high profile award from the Commonwealth Secretariat.
- The second phase of the HIV/Aids programme is now underway – 'Living with HIV/Aids'.
- Launched Standard Chartered Community Partnership for Africa committing $1 million each year for high impact projects. Initiatives have been launched in eight countries focusing on youth and health issues, such as orphanages in Tanzania, provision of wells in Ghana and support for rural communities in Zimbabwe. The projects are supported by volunteer work from Bank staff.
- Zimbabwe. Launched Community Month, supporting staff that help communities across the country.
- Ghana. Built and equipped a special clinic in Gambibgo and provided wells for ten communities in dry, Northern Ghana.
- Nigeria. Supported 'Kids Polio out of Nigeria' programme.
- Tanzania. Launched support scheme for three orphanages.

Middle East and South Asia

- India. Provided support to the Central School for the Education of the Deaf; supported Prem Dam, a charity providing learning centres for children forced into living on the streets – an annual commitment for five years has been made towards the care and education of street children in Mumbai; continued to work with the Pratham Education initiative in Mumbai to provide pre-school education to street children. The programme completed its fourth year.
- Bangladesh. Provided support for the 'Eradicate Dengue Fever Campaign'; sponsored ten beds at Dhaka's Children's Hospital; and supported the British Council's Young Learner's Centre.
- Sri Lanka. Donated computers to the Macanduru Village Project – part of the International Childcare Trust.

United Arab Emirates

- Supported Rashid Paediatric Therapy Centre, providing a swimming pool for the treatment and enjoyment of children with special needs.

Hong Kong and North East Asia

- Hong Kong. As part of the success from the Hong Kong Marathon, helped raise over HK$4 million. Part of the funds helped purchase a charity minibus for disabled athletes; supported the Children's Hearts Fund – so far around 20 children have been helped to undergo heart surgery; sponsored the Asia Youth Orchestra since 1998, benefiting 100 young musicians from 12 Asian countries; Standard Chartered Community Foundation, established in 1992, has since then contributed more than HK$70 million to charitable causes.


Standard Chartered
HK$ 1,000,000.-



Far left
Over the past ten years the Hong Kong Community Foundation has donated over HK$70 million (nearly $9 million) to charitable causes.

Left
Staff at Standard Chartered Malaysia help children choose new school uniforms sponsored by the Bank.

Taiwan

- Continued support for the Victoria Gardens community project including a children's painting gallery.

South East Asia

- Indonesia. An outreach programme was launched for Bank staff to support the community; support was also given to Yayasan Balita Sehot, a foundation that aims to improve the level of health and education of children below five years of age.
- Singapore. Staff volunteered their time to the Red Cross Society International Bazaar; employees participated in a community cancer awareness programme.
- Thailand. Standard Chartered Nakornthon in cooperation with the Ministry of Education supported a school lunch programme, an agricultural project to provide midday meals to needy and malnourished students of rural schools in Khon Kaen province. Almost 1,000 students benefited from this project; supported, by way of loans and advice, CNB T-Bird (Thailand Business Initiative in Rural Development) which provides financial and welfare services to help improve the quality of life of the poor rural community in Nakorn Rachasima province; continued support of Annual National youth soccer competition with more than 400 school teams participating nationwide.
- The Philippines. 'Books Around the World' campaign generated over 5,000 books from Standard Chartered offices, embassies and international associations. These were donated to a children's home.
- Malaysia. Sponsored new school uniforms for low income children.

United Kingdom and The Americas

- United States. The Bank recognised the nine year support from our Hong Kong and China operations for ORBIS, the world's only flying eye hospital, by sponsoring a visit to JFK International Airport, New York, to see the specially equipped aircraft.
- Colombia. Computers, chairs and sports equipment donated to a school for needy children.
- Mexico. Sponsored a Golf Tournament to provide support to 'Casa de la Amistad', an institution for children with cancer; donated computers and office furniture to 'Casa Santa Hipolita', a children's home.
- United Kingdom. Provided scholarships at the London School of Economics for students from China and Malaysia; staff participated in a 'reading' scheme to help children who do not have English as their first language.


เราคือแชมป์
300,000 บาท

Left
We are the Champions!
Standard Chartered Nakornthorn Bank, Thailand sponsored the Annual National Youth Soccer Competition for the second year.

Summary Financial Review

Group Summary

Standard Chartered operated in very difficult markets during 2001. The challenges of global economic slowdown and competitive pressures on mortgage margins were compounded in the second half by the uncertainty following the tragic events of 11 September and its impact on consumer confidence. The Group's operating profit before goodwill, restructuring and provisions at $2,019 million for the year was 14 per cent higher than the previous year. It is a resilient performance in the circumstances and demonstrates strong revenue growth with excellent control of costs. Credit losses were sharply higher, driven in particular by Malaysia, the Americas and personal bankruptcies in Hong Kong.

The results include the full year effect of the acquisitions of Grindlays and the Chase Hong Kong consumer banking business ('Chase HK') and the disposal of Chartered Trust. This is illustrated in the table below:

	2001			2000		
	As Reported $million	Acquisitions $million	Underlying $million	As Reported $million	Acquisitions/ disposal $million	Underlying $million
Net revenue	4,515	577	3,938	4,114	377	3,737
Estimated net funding cost of acquisitions	(51)	(51)	–	(24)	(24)	–
Net revenue after cost of funding	4,464	526	3,938	4,090	353	3,737
Operating costs (excluding goodwill and restructuring)	(2,445)	(306)	(2,139)	(2,320)	(245)	(2,075)
Operating profit before goodwill, restructuring and provisions	2,019	220	1,799	1,770	108	1,662
Amortisation of goodwill	(140)	(103)	(37)	(71)	(37)	(34)
Restructuring	–	–	–	(323)	(79)	(244)
Profit before provisions	1,879	117	1,762	1,376	(8)	1,384
Charge for debts	(731)	(71)	(660)	(470)	(53)	(417)
Operating profit before tax	1,148	46	1,102	906	(61)	967
Net interest margin	3.1%			3.1%		
Interest spread	2.6%			2.5%		
Cost to income ratio – normalised	55.1%			56.9%		
Return on equity – normalised	12.3%			13.8%		
Earnings per share – normalised	66.3c			71.1c		

The integration strategies for these acquisitions are proceeding well, with much of the synergistic benefits accruing within the underlying business rather than the legal entities acquired. At the time of the acquisitions the expected combined synergistic benefits for 2001 were $50 million. The actual benefits that have been achieved are pleasingly ahead of target at $70 million.

Revenue in 2001 has grown by nine per cent in total to $4,464 million and by five per cent underlying. This is a strong achievement given the economic environment and especially given the loss of approximately $120 million of revenue as a direct result of re-pricing in the Hong Kong mortgage market.

Overall the Group's average net interest margin has remained stable at 3.1 per cent, but there are a number of offsetting influences. The sale of the high margin Chartered Trust business, price competition in Hong Kong mortgages and lower prevailing interest rates, all had a negative impact. Offsetting these influences were the growth in high yielding cards business and the increased contribution from our businesses in India and Middle East and other South Asia ('MESA').

Fees and commissions have risen by ten per cent and by eight per cent underlying. Growth has primarily been driven by the cards business. Major declines in export volumes in the Group's principal markets had a direct impact on trade revenues. Revenues from the custody business were down by 38 per cent at $65 million reflecting the decline in the level and activity of equity markets. Dealing profits were up by 25 per cent, and by 21 per cent underlying, as the Group continued to expand its customer driven treasury business, while at the same time, enhancing its product offering.

Total operating expenses were five per cent lower in 2001 compared to the previous year. Excluding goodwill, and the restructuring charge taken in 2000, there was an increase of five per cent and underlying costs grew by three per cent. The cost benefits driven from the efficiency programme, which is reviewed in more detail on page 27, has been re-invested into the Group's key value generating businesses, in particular Cards and Wealth Management. The normalised cost income ratio improved from 56.9 per cent in 2000 to 55.1 per cent in 2001. The net provisions for bad and doubtful debts and contingents at $731 million in 2001 were $261 million higher than the previous year. There were three significant factors affecting the net charge; personal bankruptcies in Hong Kong, a sharply higher charge in Wholesale Banking in Malaysia and increased provisions in the Americas mainly relating to one corporate customer and Argentina.

Overall return on equity (normalised) was 12.3 per cent compared to 13.8 per cent in 2000.

Consumer Banking

Consumer Banking is a very attractive business offering high returns on capital and the potential for significant future growth. Its performance in 2001 was held back by low consumer confidence, particularly in the second half of the year, competitive pressures on mortgage margins in all key markets, and higher personal bankruptcies in Hong Kong.

In Hong Kong, profit before provisions has grown by 25 per cent reflecting the Chase HK acquisition. The underlying results were adversely affected by the revenue shortfall suffered from mortgage price competition and would have been about $120 million higher without this effect. Excluding Chase HK and the effect of mortgage re-pricing, underlying pre-provision profit increased by 20 per cent.

The decline in profit in Singapore and Malaysia was also driven by margin pressure from price competition. Taiwan and Thailand are important growth markets and the improvement in performance in both these markets in 2001 was most encouraging. The integration of the Grindlays acquisition is progressing in line with expectations and underlying results in India and MESA were satisfactory. In Africa profit has fallen as a result of lower margins on the liability led consumer business. The decline in profit in the UK and Americas reflected the sale of Chartered Trust in 2000.

Overall growth in Consumer Banking revenue was eight per cent and underlying growth was four per cent. The Cards business continued to progress strongly with market share gains being achieved in most countries and margins remaining strong. Hong Kong accounts for 40 per cent of the business, but India, Taiwan and a number of other markets are gaining in importance. Excluding Chase HK, organic growth in revenues arising from Cards and Personal Loans was 31 per cent.

In Wealth Management the Group made steady progress despite the lower prevailing interest rates impacting deposit revenues. The condition of the equity markets held back growth in unit trust distribution. However, assets under management still grew by more than 30 per cent. Bancassurance and retail foreign exchange also grew strongly.

The disposal of Chartered Trust accounts for $186 million reduction in revenues from Mortgages and Auto Finance and price competition a further $120 million.

Total costs in Consumer Banking have grown by 12 per cent and the underlying costs by ten per cent. The Group continues to invest in opportunities for growth, particularly in Cards and Wealth Management. The increased debt charge in Consumer Banking was partly driven by higher volumes; outstandings increased by nine per cent. However the principal reason was the rapid growth in personal bankruptcies in Hong Kong in the second half of 2001.

Wholesale Banking

Wholesale Banking is being repositioned to provide greater focus on where the Group can provide added value products and services to customers with appropriate returns on the capital employed. In 2001 operating profit was up by 13 per cent and reflects a very strong performance from Global Markets.

Wholesale Banking in Hong Kong achieved strong growth in profitability, offsetting weakness in trade finance with good performance in other areas. The weaker profits elsewhere in Asia were caused by the recessionary conditions in Singapore and difficult trading conditions throughout the region. The performance in Malaysia, in particular, was very disappointing. The heavy impact on export volumes of the US slowdown and the affect into the wider economy led to a high level of new provisioning. The business in India, MESA and Africa progressed well. The strong performance in the Americas and UK was driven by Global Markets. Overall growth in Wholesale Banking revenue was ten per cent and underlying growth was six per cent.

The major declines in export volumes in the Group's principal markets had a direct impact on trade revenues and loan demand generally was also weak. In addition, the Group has taken proactive action to cut lending lines that were not generating appropriate returns.

Global Markets had a strong year. This, in part, was due to the Group correctly positioning its book to take advantage of falling interest rates; revenues from asset and liability management rose by more than $200 million. However, the Group has also been successful in driving sustainable customer driven earnings through its treasury and debt capital markets activities. As a result, dealing income rose by 25 per cent.

The performance from Cash Management was satisfactory. Lower interest rates had a negative impact on earnings from interest free balances but this was offset through higher transaction volume. Custody revenue was down, driven by the level and activity of equity markets, although the Group continues to maintain strong market positions.

The cost base of Wholesale Banking was tightly controlled in 2001 with an increase of just 1.5 per cent. This reflects the benefits of restructuring.

The major driver of the increased debt charge in Wholesale Banking was Malaysia where the charge rose by $98 million. The portfolio was adversely impacted by the fall in exports to the US and the knock on impact that had on the Malaysian economy and equity markets. The portfolio in the Americas also deteriorated because of the difficult economic conditions. The Group took provisions of $50 million against one corporate customer and Argentina.

Risk
Risk is inherent in the Group's business and the effective management of that risk is seen as a core competence within Standard Chartered. Through its risk management structure the Group seeks to manage efficiently the eight core risks: Credit, Market, Country and Liquidity risk arise directly through the Group's commercial activities whilst Business, Regulatory, Operational and Reputational risk are a normal consequence of any business undertaking. The key element of the Group's risk management philosophy is for the risk functions to operate as an independent control function working in partnership with the business units to provide a competitive advantage to the Group.

Credit Risk
Credit risk is the risk that a counterparty will not settle its obligations in accordance with agreed terms. Credit exposures include individual borrowers, connected groups of counterparties, and portfolios, on the banking and trading books.

The Group employs a variety of tools to monitor the portfolio and to ensure the timely recognition of problem credits. In Wholesale Banking, accounts are placed on Early Alert when they display signs of weakness. Such accounts are subject to a dedicated process involving senior risk officers and representatives from a specialist recovery unit, which is independent of the business units. Account plans are re-evaluated and remedial actions are agreed and monitored until complete. Remedial actions include, but are not limited to, exposure reduction, security enhancement, exit of the account or immediate movement of the account into the control of the specialist recovery unit.

In Consumer Banking, an account is considered to be in default when payment is not received on due date. Accounts which are overdue by more than 30 days (60 days for mortgages) are considered delinquent. These are closely monitored and subject to a special collections process. In general, loans are treated as Non Performing when interest or principal is 90 days or more past due.

Specific provisions and interest in suspense together cover 45 per cent (2000: 55 per cent) of total non-performing lending to customers, excluding the SCNB non-performing loan portfolio, which is subject to a Loan Management Agreement.

Country Risk
Country Risk is the risk that a counterparty is unable to meet its contractual obligations as a result of adverse economic conditions or actions taken by governments in the relevant country. The Group Risk Committee approves Country Risk policy and procedures and delegates the setting and management of country limits to the Head of Group Risk. The businesses and country chief executive officers manage exposures within these set limits and policies. The Group's cross border assets, including acceptances, exceed one per cent of the Group's total assets in the USA, Germany, Hong Kong, Singapore, Korea, France and Italy.

Market Risk
The Group recognises market risk as the exposure created by the potential changes in market prices and rates. The Group measures the impact of market price and rate risk using Value at Risk ("VaR") models. The total VaR for market risks in the Group's trading book as at 31 December 2001 was $3.5 million compared to $5.8 million at 31 December 2000. Of this total $2.1 million related to interest rate risk and $1.5 million to exchange rate risk. The corresponding figures as at 31 December 2000 were $3.6 million and $2.4 million respectively.

The Group has no significant trading exposure to equity or commodity price risk. No offsets are allowed between exchange rate and interest rate exposures when VaR limits are set. The average VaR in the trading book during the year was $5.1 million (2000: $4.7 million) with a maximum exposure of $9.5 million. The average level of risk was higher in 2001 than the prior year due to interest rate risk resulting from increased trading in fixed income products. VaR for interest rate risk in the non-trading books of the Group totalled $11.6 million at 31 December 2001, compared to $5.7 million a year earlier. The difference arises from an increase in exposure to interest rate risk in the longer dated maturities.

Liquidity Risk
The Group defines liquidity risk as the risk that funds will not be available to meet liabilities as they fall due. A range of tools are used for the management of liquidity. These comprise commitment and wholesale borrowing guidelines, key balance sheet ratios and medium term funding requirements. At the local level, in line with policy, the day to day monitoring of future cash flows takes place and suitable levels of easily marketable assets are maintained by the businesses.

Operational and Other Risks
Operational Risk is the risk of direct or indirect loss due to an event or action causing failure of technology, processes, infrastructure, personnel, and other risks having operational risk impact. Other risks recognised by the Group include Business, Legal, Regulatory and Reputational risks. Standard Chartered seeks to minimise actual or potential losses from Operational Risk failures through a framework of policies and procedures that identify, assess, control, manage and report risks.

Capital
Standard Chartered's policy is to maintain a conservative balance sheet and strong capital base with a Tier 1 ratio in the range of seven per cent to nine per cent.

	2001 $million	2000 $million
Tier 1 capital	**6,092**	4,531
Tier 2 capital	**4,994**	4,531
	11,086	9,062
Less supervisory adjustments	**(19)**	(34)
Adjusted capital base	**11,067**	9,028
Risk weighted assets	**53,825**	50,485
Risk weighted contingents	**15,517**	13,981
Total risk weighted assets and contingents	**69,342**	64,466

Capital ratios	%	%
Tier 1 capital	**8.8**	7.0
Total capital	**16.0**	14.0

	2001 $million	2000 $million
Shareholders' funds		
Equity	**6,123**	6,055
Non Equity	**1,259**	298
	7,382	6,353
Post tax return on equity (normalised)	**12.3%**	13.8%

Under the terms of the share conversion on 18 January 2001, each shareholder of Standard Chartered PLC received one new ordinary share of $0.50 for each ordinary share of £0.25 that they held before the conversion. The ordinary shares of £0.25 each have been cancelled and share certificates for these shares are no longer valid.

Efficiency Programme

In August 2000 the Group announced an efficiency programme, the purpose of which was to improve productivity and to build an operational platform to support future growth. Excellent progress has been made to date. The total cost saves were higher, implementation spend lower and the net cost benefit was over $100 million better than originally forecast. Headcount reductions are on track to meet the targets set.

	Achieved at end of 2001		Original target over 3 years	
	Headcount reduction	Headcount addition	Headcount reduction	Headcount addition
Centralising of processing and support operations	**817**	**390**	2,000	1,000
Operational efficiencies	**2,375**	**–**	2,100	–
Integration of acquisitions	**2,096**	**–**	2,100	–
	5,288	**390**	6,200	1,000

	Achieved					Target
	2001	2001	2002		2003	
Cost synergies			Old	New	Old	New
Centralising of processing and support operations	**19**	29	64	64	93	100
Operational efficiencies	**60**	29	64	80	79	90
Integration of acquisitions	**70**	50	86	100	103	115
	149	108	214	244	275	305
Investment Spend	**(93)**	(167)	(132)	(114)	(116)	(136)
Net Cost Benefit	**56**	(59)	82	130	159	169

A more conservative approach to the phasing of migration of operations to the hubs has been taken resulting in lower synergies from the centralisation programme in 2001. However the expected implementation spend to fully roll out this project has also come down, particularly in the areas of systems development and technical infrastructure.

The scope of the operational restructuring was extended and accelerated following the events of 11 September. Through this, operational efficiencies twice the level originally expected have been achieved. The acquisition integration programmes have been effectively managed and the cost synergies driven through these programmes in 2001 are also well ahead of target. The Group expects to exceed the total targeted net benefits of the efficiency programme by over 20 per cent over the next two years through a combination of both higher cost savings and a 17 per cent reduction in implementation spend.

Board of Directors



Sir Patrick John Gillam
Chairman
Appointed to the Board on 1 August 1988 and became Chairman on 6 May 1993. He is Chairman of Royal & Sun Alliance Insurance Group plc. He is a member of the Court of Governors and an Honorary Fellow of the London School of Economics and Political Science. Age 68.



The Rt Hon Lord Stewartby RD*
Deputy Chairman
Appointed to the Board on 1 January 1990. He is Chairman of The Throgmorton Trust PLC, Deputy Chairman of Amlin plc and a non-executive director of other companies. He was formerly a member of the Financial Services Authority. Age 66.



Evan Mervyn Davies
Appointed to the Board on 16 December 1997 and as Group Chief Executive on 28 November 2001. Formerly executive director responsible for North East Asia and for technology and operations globally, he retains corporate governance responsibility for Hong Kong, China and Taiwan and is a member of Hong Kong's Exchange Fund Advisory Committee. Age 49.



Michael Bernard DeNoma
Appointed to the Board on 12 May 2000. He is responsible for consumer banking worldwide and for corporate governance in Thailand, Indonesia, Philippines and Brunei. He is based in Singapore. Age 45.



Christopher Avedis Keljik
Appointed to the Board on 7 May 1999. He is responsible for Africa, Middle East and South Asia, risk management, audit, special assets management and corporate affairs. He is also on the Visa International Asia Pacific Regional Board of Directors. Age 53.



Peter Nigel Kenny
Appointed to the Board on 7 October 1999. He is responsible for finance, including corporate treasury and taxation, for strategic projects and for corporate governance in the United Kingdom. Age 53.



Kaikhushru Shiavax Nargolwala
Appointed to the Board on 7 May 1999. He is responsible for the wholesale bank business worldwide and for corporate governance in the Americas, Singapore, Malaysia, India, Australia, Japan, South Korea and Indo China. He is based in Singapore. Age 51.

Audit and Risk Committee
Lord Stewartby (Chairman)
Keith Mackrell
Rudy Markham
Hugh Norton
Sir Ralph Robins

Board Remuneration Committee
Cob Stenham (Chairman)
Barry Clare
Ho KwonPing
Keith Mackrell
Hugh Norton
Sir Ralph Robins
Lord Stewartby

The Board Remuneration Committee acts as the Board's Nomination Committee.

* Independent non-executive director
† Non-executive director



Ronnie ChiChung Chan*
Appointed to the Board on 5 May 1994. He is Chairman of the Hang Lung Group and its subsidiaries, Hang Lung Properties Limited and Grand Hotel Holdings Limited. He is based in Hong Kong. Age 52.



Sir CK Chow*
Appointed to the Board on 24 February 1997. He is Chief Executive Officer of Brambles Industries plc and Brambles Industries Limited. He is a Fellow of both the Royal Academy of Engineering and the Institute of Chemical Engineering. He is also a governor of The London Business School. Age 51.



Barry Clare*
Appointed to the Board on 31 July 2000. He is an executive director of the Boots Company PLC. Age 48.



Ho KwonPing*
Appointed to the Board on 22 October 1996. He is Chairman of the Wah-Chang Group. Mr Ho is also Chairman of Banyan Tree Holdings Pte Ltd, Singapore Management University and Co-Chairman of the Thailand-Singapore Business Council. He is based in Singapore. Age 49.



Keith Ashley Victor Mackrell*
Appointed to the Board on 1 October 1991. He is Chairman of Enterprise LSE, Deputy Chairman of BG Group plc and a non-executive director of Dresdner RCM Emerging Markets Trust PLC and Govett Asia Recovery Trust PLC. Age 69.



Rudolph Harold Peter Markham*
Appointed to the Board on 19 February 2001. He is finance director of Unilever PLC and Unilever NV. Age 55.



David George Moir CBE†
Appointed to the Board on 1 January 1993 as an executive director. He retired as an executive director on 18 March 2000, but remains as a non-executive director. He is a non-executive director of Finesse Alliance International PVT Ltd. He also sits on the Board of Pengurusan Danaharta Nasional Berhad. Age 61.



Hugh Edward Norton*
Appointed to the Board on 7 August 1995. He is a non-executive director of Inchcape plc. He is also a member of the Chancellor's Court of Benefactors, Oxford University. Age 65.



Sir Ralph Harry Robins*
Appointed to the Board on 1 October 1988. He is executive Chairman of Rolls-Royce plc and non-executive Chairman of Cable and Wireless plc. He is a non-executive director of Schroders plc, Chairman of the Defence Industries Council and a former President of the Society of British Aerospace Companies. Age 69.



Anthony William Paul Stenham*
Appointed to the Board on 1 October 1991. He is Chairman of TeleWest Communications plc, Whatsonwhen plc and IFonline Group plc, and a non-executive director of Jarrold and Sons Ltd and Altnamara Shipping Plc. He is also an advisory director of The Management Consulting Group plc and a senior industrial advisor to the Office of Water Services in the UK. Age 70.

Summary Report of the Directors

Activities
The Company is a holding company and co-ordinates the activities of its subsidiaries which mainly carry out the business of banking and the provision of other financial services.

The Chairman's Statement on pages 2 and 3 and the Group Chief Executive's Review on pages 6 to 12 contain a review of the business of the Group during 2001, of recent events and of likely future developments.

Dividends
The directors recommend the payment of a final dividend of 29.10 cents per ordinary share to be paid on 17 May 2002 to shareholders on the register on 1 March 2002. The interim dividend of 12.82 cents per ordinary share was paid on 12 October 2001 making a total of 41.92 cents for the year. Ordinary shareholders will again be offered the choice of taking their cash dividends in sterling or US dollars and it is intended that the share dividend alternative to the cash dividend will be offered during 2002.

Directors
The directors of the Company at the date of this report are listed on pages 28 and 29.

All of the directors, except for Mr R H P Markham, held office throughout the year. Mr Markham was appointed as a non-executive director on 19 February 2001. Mr C N A Castleman, having reached normal retirement age, resigned as a director on 31 July 2001. Mr G S Talwar resigned as Group Chief Executive on 28 November 2001. Mr E M Davies was appointed as Group Chief Executive on 28 November 2001.

Sir CK Chow, Mr Ho KwonPing, Mr C A Keljik and Sir Ralph Robins retire from office by rotation and will offer themselves for re-election at this year's AGM, in accordance with the Company's articles of association.

Mr A W P Stenham attained the age of 70 on 28 January 2002, and in accordance with the Companies Act 1985 he is vacating office at this year's AGM. Special provisions apply to the reappointment of a director once he has reached the age of 70. The Company has received special notice in accordance with section 293 of the Companies Act 1985 to propose the reappointment of Mr Stenham as a director. The Board is supporting this resolution because it considers that Mr Stenham brings a wealth of knowledge and experience to its business deliberations. His knowledge of the Company and the markets in which it operates mean that he will make a significant contribution in the year ahead.

Mr Keljik has a service contract with a notice period of one year and two years in limited circumstances. Sir CK Chow, Mr Ho KwonPing, Sir Ralph Robins and Mr Stenham are non-executive directors and do not have service contracts.

Corporate Governance
A report on corporate governance is included on pages 40 and 41 of the Annual Report.

Environmental Policy
A copy of the Group's environmental policy is available to shareholders on the Company's website at: www.standardchartered.com/ourbeliefs.

Auditors
The Companies Act requires the auditors to report if the accounting records are not properly kept or if the required information and explanations are not received. Their report on the full accounts contains no such statement.

Annual General Meeting
The Company's AGM will be held at 12 noon on Thursday 2 May 2002 at Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB.

Statement of the Independent Auditor

to the members of Standard Chartered PLC pursuant to section 251 of the Companies Act 1985

We have examined the summary financial statements set out on pages 31 and 32.

Respective Responsibilities of Directors and Auditors
The directors are responsible for preparing the annual review in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the summary financial statements within the annual review with the full annual accounts and directors' report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the annual review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statements.

Basis of Opinion
We conducted our work in accordance with Bulletin 1999/6 'The auditor's statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom. Our Report on the Group's full annual accounts describes the basis of our audit opinion on those accounts.

Opinion
In our opinion the summary financial statement is consistent with the full annual accounts and directors' report of Standard Chartered PLC for the year ended 31 December 2001 and complies with the applicable requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London, 20 February 2002

Consolidated Profit and Loss Account

for the year ended 31 December 2001

	2001 $million	2000 $million
Interest receivable	6,419	6,905
Interest payable	(3,460)	(4,196)
Net interest income	2,959	2,709
Fees and commissions receivable	1,135	1,114
Fees and commissions payable	(158)	(226)
Dealing profits and exchange	470	377
Other operating income	58	116
	1,505	1,381
Net revenue	4,464	4,090
Administrative expenses:		
Staff	(1,241)	(1,387)
Premises	(285)	(302)
Other	(735)	(728)
Depreciation and amortisation	(324)	(297)
Total expenses:		
On-going	(2,585)	(2,391)
Restructuring	–	(323)
Total operating expenses	(2,585)	(2,714)
Operating profit before provisions	1,879	1,376
Provisions for bad and doubtful debts	(732)	(462)
Provisions for contingent liabilities and commitments	1	(8)
Operating profit	1,148	906
Profit on disposal of subsidiary undertakings	–	532
Profit before taxation	1,148	1,438
Taxation	(378)	(377)
Profit after taxation	770	1,061
Minority interests (equity)	(12)	(6)
Minority interests (non-equity)	(59)	(29)
Profit for the year attributable to shareholders	699	1,026
Dividends on non-equity preference shares	(68)	(24)
Dividends on ordinary equity shares	(474)	(424)
Retained profit	157	578
Basic earnings per ordinary share	55.9c	92.2c
Diluted earnings per ordinary share	55.4c	90.7c

Refer to note on comparative figures on page 32.

The 2001 results are all from continuing operations. The acquisitions and discontinued operations with respect to 2000 are as follows:

Acquisitions 2000
Standard Chartered Grindlays Bank and the associated Grindlays Private Banking business were acquired on 1 August 2000. Manhattan Card Company and Chase Manhattan's retail banking business in Hong Kong were acquired on 1 November 2000. Metropolitan Bank of the Lebanon was acquired on 28 February 2000.

Discontinued Operations 2000
The Group disposed of its interests in the Chartered Trust businesses on 31 August 2000.

Consolidated Balance Sheet

as at 31 December 2001

	2001 $million	2000 $million
Assets		
Cash and balances at central banks	1,004	791
Cheques in course of collection	170	104
Treasury bills and other eligible bills	5,105	3,962
Loans and advances to banks	19,578	23,759
Loans and advances to customers	53,005	51,882
Debt securities and other fixed income securities	15,971	9,846
Equity shares and other variable yield securities	109	103
Intangible fixed assets	2,269	2,327
Tangible fixed assets	992	977
Other assets	8,094	7,187
Prepayments and accrued income	1,082	1,342
Total assets	107,379	102,280
Liabilities		
Deposits by banks	11,688	11,103
Customer accounts	67,855	65,037
Debt securities in issue	3,706	4,533
Other liabilities	9,910	9,029
Accruals and deferred income	1,205	1,282
Provisions for liabilities and charges	150	306
Subordinated liabilities:		
Undated loan capital	1,804	1,818
Dated loan capital (including convertible bonds)	2,677	2,257
Minority interests:		
Equity	73	76
Non equity	929	486
Called up share capital	861	719
Share premium account	2,761	1,907
Capital reserve	5	–
Premises revaluation reserve	45	49
Profit and loss account	3,710	3,678
Shareholders' funds (including non-equity interests)	7,382	6,353
Total liabilities and shareholders' funds	107,379	102,280
Memorandum items		
Contingent liabilities:		
Acceptances and endorsements	704	945
Guarantees and irrevocable letters of credit	11,227	9,951
Other contingent liabilities	3,645	3,526
	15,576	14,422
Commitments	42,622	42,848

These accounts were approved by the Board of Directors on 20 February 2002 and signed on its behalf by:

Sir Patrick Gillam, Chairman　　E M Davies, Group Chief Executive　　P N Kenny, Group Executive Director

Comparative figures

With effect from 1 January 2001 the Group changed its reporting currency from pounds sterling to US dollars. Since most of the Group's business is in US dollars or currencies linked to the US dollar it is considered that it is most appropriate for the Group to prepare its accounts in US dollars. The comparative figures have been translated from pounds sterling into US dollars using the following principles:

Assets and liabilities have been translated at the rate of exchange ruling on 31 December 2000.

Profits and losses and cash flows for the year ended 31 December 2000 have been translated at the average sterling exchange rate against the US dollar during that period.

Summary Segmental Information

By geographic segment

2001

	Asia Pacific								
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Net revenue	1,458	447	241	536	358	442	356	626	4,464
Total operating expenses	(679)	(205)	(131)	(404)	(209)	(207)	(226)	(524)	(2,585)
Operating profit before provisions	779	242	110	132	149	235	130	102	1,879
Charge for debts and contingent liabilities	(257)	(51)	(130)	(86)	(27)	(39)	(13)	(128)	(731)
Profit before taxation	522	191	(20)	46	122	196	117	(26)	1,148
Total assets employed	39,504	15,084	6,222	14,578	5,993	9,603	3,487	41,190	135,661

2000

	Asia Pacific								
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Net revenue	1,196	436	263	517	273	303	368	734	4,090
Total operating expenses	(553)	(176)	(116)	(448)	(132)	(155)	(212)	(922)	(2,714)
Operating profit before provisions	643	260	147	69	141	148	156	(188)	1,376
Charge for debts and contingent liabilities	(126)	(20)	(25)	(60)	(31)	(28)	(50)	(130)	(470)
Operating profit	517	240	122	9	110	120	106	(318)	906
Profit on disposal of subsidiary undertakings								532	532
Profit before taxation	517	240	122	9	110	120	106	214	1,438
Total assets employed	38,290	14,233	6,222	13,549	4,447	9,321	2,863	37,761	126,686

By class of business

	2001			2000		
	Consumer Banking $million	Wholesale Banking $million	Total $million	Consumer Banking $million	Wholesale Banking $million	Total $million
Net Revenue	2,240	2,224	4,464	2,071	2,019	4,090
Total operating expenses*	(1,254)	(1,191)	(2,585)	(1,124)	(1,173)	(2,714)
Profit before provisions	986	1,033	1,879	947	846	1,376
Charge for debts and contingent liabilities	(330)	(401)	(731)	(182)	(288)	(470)
Operating profit	656	632	1,148	765	558	906
Profit on disposal of subsidiary undertakings			–			532
Profit before taxation			1,148			1,438
Total assets employed	44,988	90,673	135,661	42,729	83,957	126,686

*Total operating expenses include $nil (2000: $323 million) restructuring charge, $140 million (2000: $71 million) amortisation of goodwill and $nil (2000: $23 million) of year 2000 costs. These costs are a result of global projects managed from the centre and corporate decisions made at the centre and have not been attributed to business segments.

For the segmental information given above, Group central expenses and other overhead costs have been distributed between geographic segments and classes of business in proportion to their direct costs and the benefit of the Group's capital has been distributed between geographic segments and classes of business in proportion to their risk weighted assets. Total assets employed include intra-group items of $24,724 million (2000: $21,790 million) and balances which are netted in the summarised consolidated balance sheet of $3,558 million (2000: $2,616 million). Assets held at the centre have been distributed between geographic segments and classes of businesses in proportion to their total assets employed.

Summary Report of Directors' Pay and Benefits

The Board Remuneration Committee (the Committee) is made up exclusively of non-executive directors. It considers and recommends to the whole Board the Group's pay and benefits policy for executive directors. The members of the Committee are Mr A W P Stenham (Committee Chairman), Lord Stewartby, Mr B Clare, Mr Ho KwonPing, Mr K A V Mackrell, Mr H E Norton and Sir Ralph Robins.

The Group's Pay and Benefits Policy is to:

- ensure that individual rewards and incentives relate directly to the performance of the individual, the operations and functions for which they are responsible, the Group as a whole and the interests of shareholders; and
- maintain competitive awards that reflect the international nature of the Group and enable it to attract and retain executives of the highest quality (during 2001 over 89 per cent of the Group's trading profits came from operations outside the United Kingdom).

The Committee monitors and compares Group performance against the financial performance of comparator groups of companies and determines the competitiveness of directors' and senior executives' pay and benefits against the reported pay for those groups. The comparator groups are made up of financial institutions headquartered in Europe, the United States and Asia, the majority of which have significant operations in the Group's principal markets.

In determining awards, the Committee takes into account the cost of the executive directors' and senior executives' pay and benefits to the Group and the employment conditions elsewhere in the Group.

Non-executive Directors' Fees

The fees of the non-executive directors are determined by the executive directors only and are non-pensionable. The non-executive directors' fees are shown in the table below.

Executive Directors' Pay and Benefits

The pay and benefits for the Chairman and executive directors are shown below. The Company has provided a total of US$1,056,233 for six directors participating in defined contribution pension schemes. Four directors participated in the Company's defined benefit plan, three of whom also participated in the defined contribution schemes.

Remuneration of Directors

				2001				2000
Director	Salary/fees $000	Bonus $000	Benefits $000	Total $000	Salary/fees $000	Bonus $000	Benefits $000	Total US$000
Sir Patrick Gillam	693	698	11	1,402	685	855	59	1,599
E M Davies	588	720	38	1,346	564	644	35	1,243
M B DeNoma	529	490	48	1,067	238	553	27	818
C A Keljik	529	562	22	1,113	481	629	23	1,133
P N Kenny	529	432	22	983	462	659	21	1,142
K S Nargolwala	529	634	19	1,182	500	690	55	1,245
C N A Castleman	277	288	14	579	531	659	27	1,217
G S Talwar	877	–	33	910	919	1,182	49	2,150
Sub total (executive directors)	4,551	3,824	207	8,582	4,380	5,871	296	10,547
Lord Stewartby	173	–	–	173	164	–	–	164
R C Chan	43	–	–	43	45	–	–	45
Sir CK Chow	49	–	–	49	55	–	–	55
B Clare	44	–	–	44	18	–	–	18
Ho KwonPing	44	–	–	44	45	–	–	45
K A V Mackrell	60	–	–	60	67	–	–	67
R H P Markham	38	–	–	38	–	–	–	–
D G Moir	187	–	–	187	153	–	–	153
H E Norton	60	–	–	60	64	–	–	64
Sir Ralph Robins	60	–	–	60	64	–	–	64
A W P Stenham	58	–	–	58	61	–	–	61
Sub total (non-executive directors)	816	–	–	816	736	–	–	736
Expatriate Benefits				1,774				1,773
Total	5,367	3,824	207	11,172	5,116	5,871	296	13,056

Full details of the directors' pay and benefits are given on pages 42 to 47 of the annual report.

Shareholder Information

Dividend and Interest Payment Dates

Ordinary Shares	Final dividend	Interim dividend (provisional only)
Results and dividend announced	20 February 2002	7 August 2002
Ex dividend date	27 February 2002	14 August 2002
Record date for dividend	1 March 2002	16 August 2002
Last date to elect for share dividend or to change standing instructions	19 April 2002	24 September 2002
Dividend payment date	17 May 2002	15 October 2002

Preference Shares	1st half yearly dividend	2nd half yearly dividend
7⅜ per cent Non-Cumulative Irredeemable Preference shares of £1 each	2 April 2002	1 October 2002
8¼ per cent Non-Cumulative Irredeemable Preference shares of £1 each	2 April 2002	1 October 2002
8.9 per cent Non-Cumulative Irredeemable Preference shares of $5 each:	dividends paid on the 1st of each calendar quarter	

Loan Stock	1st half yearly payment	2nd half yearly payment
12⅞ per cent Subordinated Unsecured Loan Stock 2002/2007	31 March 2002	30 September 2002

Annual General Meeting

The Annual General Meeting will be held at 12 noon on 2 May 2002 at Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB.

Interim Results

The interim results will be announced to the London Stock Exchange, advertised in the national press and put on our website (www.standardchartered.com).

ShareCare

ShareCare allows you to hold your Standard Chartered shares in a nominee account. Your shares can be held in electronic form so you will no longer have to worry about keeping your share certificates safely. If you join ShareCare you will still be invited to attend the Company's AGM and you will still receive your dividend at the same time as everyone else. ShareCare is free to join and there are no annual fees to pay. If you would like to receive more information please contact the shareholder helpline on 0870 702 0138.

Low Cost Share Dealing Service

We are pleased to be able to offer you a postal dealing service through NatWest Stockbrokers Limited and the use of the Instant Share Dealing Service which is available in many NatWest branches. If you would like details of these services please contact NatWest Stockbrokers Limited on 0870 600 2050*.

Previous Dividend Payments

Dividend and financial year	Payment date	Dividend per ordinary share	Cost of one new ordinary share under share dividend scheme
Interim 1997	17 October 1997	5.25p	No offer
Final 1997	29 May 1998	13.25p	884.3p
Interim 1998	16 October 1998	6.25p	587.2p
Final 1998	28 May 1999	14.50p	889.5p
Interim 1999	15 October 1999	6.75p	860.8p
Final 1999	26 May 2000	16.10p	797.9p
Interim 2000	13 October 2000	7.425p	974.3p
Final 2000	25 May 2001	17.71p	No offer
Interim 2001	12 October 2001	12.82c/8.6856p	No offer

Bankers' Automated Clearing System (BACS)

Dividends and loan stock interest can be paid straight into your bank or building society account. Please contact Computershare for a mandate form.

Registrars and Shareholder Enquiries

If you have any enquiries relating to your shareholding, please contact our registrar Computershare Investor Services PLC, at PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH. There is a shareholder helpline on 0870 702 0138. You can check your shareholding at www.computershare.com.

Electronic communications

If in future you would like to receive the Report and Accounts electronically rather than by post, please register online at www.standardchartered.com/investors. Then click on **Update Shareholder Details** and follow the instructions. You will need to have your Shareholder or ShareCare Reference number when you log on. You can find this on your share certificate or ShareCare statement.

* Insofar as this reference constitutes an investment advertisement it has been approved by NatWest Stockbrokers Limited for the purposes of Section 21 (2)(b) of the Financial Services and Markets Act 2000 only. NatWest Stockbrokers Limited is a member of the London Stock Exchange and is regulated by the FSA. Telephone calls with NatWest Stockbrokers may be monitored or recorded in order to maintain and improve service.

Group Directory

Head Office
Standard Chartered PLC
Telephone: +44 (020) 7280 7500

Australia
Standard Chartered Bank
Australia Limited
Telephone: +61 (02) 9232 9333

Bahrain
Standard Chartered Bank
Telephone: +973 223636

Bangladesh
Standard Chartered Bank
Telephone: +880 (02) 956 1465

Botswana
Standard Chartered Bank
Botswana Limited
Telephone: +267 360 1500

Brunei
Standard Chartered Bank
Telephone: +673 (02) 242386/9

Cambodia
Standard Chartered Bank
Telephone: +855 (23) 216685, 212732

Cameroon
Standard Chartered Bank
Cameroon S.A.
Telephone: +237 435 200

China
Standard Chartered Bank
Telephone: +88 (021) 5887 1230
Extn 7338

Hong Kong SAR
Standard Chartered Bank
Telephone: +852 2820 3333

Colombia
Banco Standard
Chartered Colombia
Telephone: +57 (01) 326 4030

Falkland Islands
Standard Chartered Bank
Telephone: 21352, +00 500 (UK only)

The Gambia
Standard Chartered Bank
Gambia Limited
Telephone: +220 227744

Ghana
Standard Chartered Bank
Ghana Limited
Telephone: +233 (021) 664591-8

India
Standard Chartered Bank
Telephone: +01 (022) 267 0162

Indonesia
Standard Chartered Bank
Telephone: +62 (021) 251 3333

Ivory Coast
Standard Chartered Bank
Cote d'Ivoire SA
Telephone: +225 20 30 32 00

Japan
Standard Chartered Bank
Telephone: +01 (03) 5511 1200

Jersey
Standard Chartered Bank
(C.I.) Limited
Telephone: +44 (01534) 507000

Jordan
Standard Chartered Grindlays
Bank Limited
Telephone: +962 (06) 560 7201

Kenya
Standard Chartered Bank
Kenya Limited
Telephone: +254 (02) 330200

Lebanon
Standard Chartered Bank s.a.l.
Telephone:
+961 (04) 542474

Macau
Standard Chartered Bank
Telephone: +853 786111

Malaysia
Standard Chartered Bank
Malaysia Berhad
Telephone: +60 (03) 2072 6565, 232 7766

Nepal
Standard Chartered Bank
Nepal Limited
Telephone:
+977 1 246753, 229 333

Nigeria
Standard Chartered Bank
Nigeria Limited
Telephone:
+234 (01) 262 6801–5

Oman
Standard Chartered Bank
Telephone: +988 703999, 703796, 703574

Pakistan
Standard Chartered Bank
Telephone:
+92 (021) 241 6485-9

Peru
Banco Standard Chartered
Telephone: +51 (01) 411 7000

Philippines
Standard Chartered Bank
Telephone: +63 (02) 886 7888

Qatar
Standard Chartered Bank
Telephone: +974 414252

Republic of Korea
(South Korea)
Standard Chartered Bank
Telephone: +82 (02) 750 6114

Sierra Leone
Standard Chartered Bank
Sierra Leone Limited
Telephone: +232 (022) 226220, 225021

Singapore
Standard Chartered Bank
Telephone: +656 225 8888

Sri Lanka
Standard Chartered Bank
Telephone:
+94 (01) 326671, 433303

Taiwan
Standard Chartered Bank
Telephone: +886 (02)
2716 6261, 2717 2866

Tanzania
Standard Chartered Bank
Telephone: +255 (22) 2122 160

Thailand
Standard Chartered
Nakornthon Bank
Bank Public Company Limited
Telephone: +66 (02) 724 4000

Uganda
Standard Chartered Bank
Uganda Limited
Telephone: +256 (041)
258211/7, 34950519

United Arab Emirates
Standard Chartered Bank
Telephone: +971 (04) 5070 350, 5070 352

United Kingdom
Standard Chartered Bank
Telephone: +44 (020) 7280 7500

United States of America
Standard Chartered Bank
Telephone: +1 (212) 633 3400

Venezuela
Standard Chartered Bank
Telephone: +58 (02) 12993 0522

Vietnam
Standard Chartered Bank
Telephone: +84 (04) 825 8970

Zambia
Standard Chartered Bank
Zambia Limited
Telephone:
+260 (01) 229242/50

Zimbabwe
Standard Chartered Bank
Zimbabwe Limited
Telephone: +263 (14) 752864/8, 753212/5

Representative offices
(Full banking facilities not provided)

Argentina
Telephone: (011) 4875 0500

Bahamas
Telephone: (32) 33426, 26667

Brazil
Telephone: (021) 203 7000

Iran
Telephone: (021) 88 81 918/9

Laos
Telephone: (856) 21 414422

Mexico
Telephone: (05) 387 1303

Myanmar
Telephone: (01) 240260

Nepal
Telephone: (01) 248090

Switzerland
Telephone: (01) 388 6969

South Africa
Telephone: (011) 484 7556/7



Registered Office:
1 Aldermanbury Square
London EC2V 7SB
Telephone: 020 7280 7500
www.standardchartered.com

Registered in England
number: 966425

Designed and produced
by Williams and Phoa

Printed in the UK on paper made
from 50% pulp, 50% recycled fibres
and is biodegradable

Notice of Annual General Meeting 2002



THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you have sold or transferred all of your shares please pass this document, together with the Report and Accounts or Annual Review and (if applicable) the form of proxy to the person who arranged the sale or transfer so that they can pass these documents on to the person who now holds the shares. If you are not sure what to do, please contact an independent financial adviser.

Standard Chartered

Standard Chartered

25 March 2002

Dear Shareholder,

I am writing to you about the proposed final dividend and one of the items to be considered at this year's AGM.

Final dividend

Shareholders are asked to approve a final dividend of 29.10 cents per ordinary share for the year ended 31 December 2001. If shareholders approve the recommended final dividend, this will be paid on 17 May 2002 to all ordinary shareholders who were on the register of members on 1 March 2002. Payment will be made in either sterling, US dollars or in shares, according to individual shareholders' choice.

We are also asking shareholders to approve a change to our Articles of Association to enable the period used for setting the share dividend price to be moved closer to the payment date.

Political Parties, Elections and Referendums Act 2000

This Act of Parliament, which came into effect during 2001, requires all UK companies to seek shareholder approval before incurring expenditure above £5,000 which might (under the legislation) be interpreted as EU political expenditure or as a donation to an EU political organisation.

Standard Chartered has a long standing and clear policy in force which prohibits political donations of any kind. We have no intention of changing this policy. However, the Act is very broadly drafted and may capture activities such as funding seminars and other functions to which politicians are invited. The penalties for breaching the legislation are severe.

Accordingly, the directors have decided that it would be prudent to seek shareholders' authority for political donations and expenditure, in case any of our normal activities are caught by the legislation. This authority will enable the Company to avoid unintentionally committing a technical breach of the Act. Separate resolutions are required to be put to shareholders for Standard Chartered PLC and our main operating subsidiary, Standard Chartered Bank, and the proposed overall financial cap is in line with similar authorities passed by shareholders of other major companies.

Explanatory notes on all the business to be considered at this year's AGM appear on pages 6 and 7 of this booklet. We consider that all the resolutions to be put to the AGM are in the best interests of the Company and its shareholders. We will be voting in favour of them and unanimously recommend that you do so as well.

If you would like to vote on the resolutions but cannot come to the AGM please fill in the proxy or voting instruction form sent to you with this notice and return it to our registrars as soon as possible. They must receive it by 12 noon on Tuesday 30 April (or by 12 noon on Monday 29 April if you hold your shares in ShareCare). The AGM will be held at 12 noon on Thursday 2 May 2002 at Merchant Taylors' Hall, Threadneedle Street, London, EC2R 8JB.

Yours sincerely

Patrick Gillam

Sir Patrick Gillam
Chairman

Standard Chartered PLC
1 Aldermanbury Square
London EC2V 7SB

Registered Office as above
Registered England 966425

Notice of Annual General Meeting 2002

This year's annual general meeting will be held at Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB on Thursday 2 May 2002 at 12 noon. You will be asked to consider and pass the resolutions below. Resolutions 1 to 9 (inclusive) and 13 and 14 will be proposed as ordinary resolutions and resolutions 10 to 12 (inclusive) will be proposed as special resolutions.

Ordinary Resolutions

1. To receive the annual report and accounts for the year ended 31 December 2001.
2. To declare a final dividend of 29.10 cents per ordinary share for the year ended 31 December 2001.
3. To reappoint Sir C K Chow, a director retiring by rotation.
4. To reappoint Mr Ho KwonPing, a director retiring by rotation.
5. To reappoint Mr C A Keljik, a director retiring by rotation.
6. To reappoint Sir Ralph Robins, a director retiring by rotation.
7. To reappoint Mr A W P Stenham, a director retiring by rotation.
8. To reappoint KPMG Audit Plc as auditors to the Company until the end of next year's annual general meeting and to authorise the Board to set their fees.
9. That the Board be authorised, generally and without conditions, to allot relevant securities (as defined in the Companies Act 1985) up to a total nominal value of US$207,858,450 made up of ordinary shares of US$0.50 each; such authority to apply for the period from 2 May 2002 to the end of next year's annual general meeting, but during this period the Company may make offers, and enter into agreements, which would, or might, require relevant securities to be allotted after the authority ends and the Board may allot relevant securities under any such offer or agreement, as if the authority had not ended.

Special Resolutions

10. That if resolution 9 is passed as an ordinary resolution, the Board be given power to allot equity securities (as defined in the Companies Act 1985) for cash under the authority given by that resolution, free of the restriction in section 89(1) of the Companies Act 1985, such power to be limited to:

    (a) the allotment of equity securities in connection with an offer of equity securities open for a period decided on by the Board:

    (i) to ordinary shareholders on the register on a particular date, in proportion (as nearly as may be) to their existing holdings; and

    (ii) to people who are registered on a particular date as holders of other classes of equity securities, if this is required by the rights of those securities or, if the Board considers it appropriate, as permitted by the rights of those securities,

    and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with fractional entitlements, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

    (b) the allotment (otherwise than under (a) above) of equity securities up to a total nominal value of US$28,266,962;

    such power to apply from 2 May 2002 until the end of next year's annual general meeting, but during this period the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted after the power ends and the Board may allot equity securities under any such offer or agreement as if the power had not ended.

11. That the Company be authorised, generally and without conditions, to make market purchases (as defined in the Companies Act 1985) of its ordinary shares of US$0.50 each provided that:

    (a) the Company does not purchase more than 113,098,213 shares, under this authority;

    (b) the Company does not pay less for each share (before expenses) than US$0.50 (or the equivalent in the currency in which the purchase is made, calculated by reference to a spot exchange rate for the purchase of United States dollars with such other currency as selected by the directors and quoted in the London Foreign Exchange Market at or about 11.00am (London time) on the business day before the day the Company agrees to buy the shares); and

    (c) the Company does not pay more for each share (before expenses) than 5 per cent over the average of the middle market prices of the ordinary shares according to the Daily Official List of the London Stock Exchange for the five business days immediately before the date on which the Company agrees to buy the shares;

    such authority to apply from 2 May 2002 until the end of next year's annual general meeting, but during this period the Company may agree to purchase shares where the purchase may not be completed (fully or partly) until after the authority ends and may make a purchase of ordinary shares in accordance with any such agreement as if the authority had not ended.

12. That the Articles of Association of the Company be altered as follows:

(a) in Article 2:

(i) by inserting, following the definition of "dollar preference shares", the following:

" "electronic signature" means anything in electronic form which the board requires to be incorporated into or otherwise associated with an electronic communication for the purpose of establishing the authenticity or integrity of the communication;"; and

(ii) by deleting the two paragraphs commencing with the words "references to a document being executed" and "references to writing", respectively, and replacing these paragraphs with the following:

"references to a document being executed include references to its being executed under hand or under seal or by any other method except by means of an electronic signature;

references to a document being signed or to signature include references to its being executed under hand or under seal or by any other method and, in the case of an electronic communication, are to its bearing an electronic signature;

references to writing include references to any method of representing or reproducing words in a legible and non-transitory form including by way of electronic communications where permitted by the board in its absolute discretion;

references to an "address" in relation to electronic communications include any number or address used for the purposes of such communications;";

(b) by deleting Article 64 and replacing it with the following new Article:

"Votes of members

64. Subject to any special terms as to voting upon which any shares may be issued or may at the relevant time be held and to any other provisions of these articles, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative shall have one vote and every proxy appointed by a member and present at a general meeting of the company (other than the chairman of the meeting) shall have one vote. A proxy shall not have more than one vote on a show of hands even if he is also a member or is a proxy for more than one member. On a poll every member who (being an individual) is present in person or by proxy or (being a corporation) is present by a duly authorised representative or by proxy shall have one vote for every US$2 nominal value of share capital which he holds.";

(c) by deleting Article 69 and replacing it with the following new Article:

"Votes on a poll

69. Votes may be given either personally or by proxy. A member may not appoint more than one proxy to attend on the same occasion unless permitted by the board to do so in its absolute discretion. If a member appoints more than one proxy he shall specify the number of shares in respect of which each proxy is entitled to exercise the related votes and shall ensure that no proxy is appointed to exercise the votes which any other proxy has been appointed by that member to exercise.";

(d) by deleting the second sentence of paragraph (b) of Article 129 and replacing it with the following:

"For this purpose "relevant value" shall be calculated by reference to the average of the market value (as defined in the Listing Rules of the United Kingdom Listing Authority) of the company's ordinary shares over five consecutive dealing days selected by the board falling between the day the shares are first quoted "ex" the relevant dividend and the day before the allotment of the new shares or in such other manner as may be determined by or in accordance with the ordinary resolution."; and

(e) by deleting Article 136 and replacing it with the following new Article:

"Service of notices

136. Any notice or other document (including a share certificate) may be served on or sent or delivered to any member by the company either personally or by sending it through the post addressed to the member at his registered address or by leaving it at that address addressed to the member, or where appropriate by sending it using electronic communications to an address notified by the member concerned to the company for that purpose or by publication on a web site in accordance with the Companies Acts or by any other means authorised in writing by the member concerned. In the case of joint holders of a share, service, sending or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or sending or delivery to all the joint holders."

Ordinary Resolutions

13. That, pursuant to the Political Parties, Elections and Referendums Act 2000, the Company be authorised to make donations to EU political organisations and/or to incur EU political expenditure (as such terms are defined in the Companies Act 1985, as amended by the Political Parties, Elections and Referendums Act 2000) provided that:

(a) such donations to EU political organisations and/or EU political expenditure shall not (when aggregated with any donations to EU political organisations made and/or EU political expenditure incurred by Standard Chartered Bank in the relevant period) in total exceed the sum of £200,000 (or the equivalent in one or more other currencies translated at such rate(s) as the directors of the Company shall consider appropriate) in any period from one annual general meeting of the Company to the next annual general meeting of the Company;

(b) such authority shall expire on 1 May 2006, unless previously renewed, revoked or varied by the Company in general meeting; and

(c) the Company may enter into a contract or undertaking under this authority before its expiry which would or might be performed wholly or partly after its expiry and may make donations to political organisations and/or incur EU political expenditure pursuant to such contract or undertaking.

14. That, pursuant to the Political Parties, Elections and Referendums Act 2000, Standard Chartered Bank be authorised to make donations to EU political organisations and/or to incur EU political expenditure (as such terms are defined in the Companies Act 1985, as amended by the Political Parties, Elections and Referendums Act 2000) provided that:

(a) such donations to EU political organisations and/or EU political expenditure shall not (when aggregated with any donations to EU political organisations made and/or EU political expenditure incurred by the Company in the relevant period) in total exceed the sum of £200,000 (or the equivalent in one or more other currencies translated at such rate(s) as the directors of the Company shall consider appropriate) in any period from one annual general meeting of the Company to the next annual general meeting of the Company;

(b) such authority shall expire on 1 May 2006, unless previously renewed, revoked or varied by the Company in general meeting; and

(c) Standard Chartered Bank may enter into a contract or undertaking under this authority before its expiry which would or might be performed wholly or partly after its expiry and may make donations to political organisations and/or incur EU political expenditure pursuant to such contract or undertaking.

By order of the Board

G A Bentley
Group Secretary
25 March 2002

Registered Office:
1 Aldermanbury Square
London EC2V 7SB

Notes

1. If you are an ordinary shareholder you may attend and vote at the AGM or (if you are an individual) choose one or more other people (proxies) to attend the AGM and vote on a poll for you. A proxy does not need to be a shareholder of the Company. Your proxy form must reach our registrars at least 48 hours before the time of the AGM. If you send in a completed proxy form you may still attend the AGM and vote in person.

2. If you want to attend the AGM and vote, you must be on the register of members of the Company by 10.00pm on Tuesday 30 April 2002. This will also allow us to confirm how many votes you have on a poll. If the AGM is adjourned to a time after 10.00pm on Thursday 2 May 2002, you must be on the register of members of the Company 48 hours before the time of the adjourned meeting. This will also allow us to confirm how many votes you will have on a poll called at such a meeting. If we give you notice of an adjourned meeting we will tell you in the notice when you need to be on the register to be able to attend and vote.

3. The notes on the following pages give an explanation of the proposed resolutions.

ShareCare

If you hold your shares in ShareCare we will have sent you a voting instruction form. You must make sure that you send the form to our registrars by 12 noon on Monday 29 April 2002.

Preference shareholders

Only ordinary shareholders may attend and vote at the AGM. This document is being sent to holders of preference shares for information only.

Inspection of documents

The following documents will be available for inspection at 1 Aldermanbury Square, London EC2V 7SB from the date of this notice until the date of the AGM and at Merchant Taylors' Hall from 15 minutes before the AGM until it ends:

- Statement and auditor's report required by section 343 of the Companies Act 1985 about transactions with directors and people connected with them.
- Directors' service contracts and the register of directors' interests in the share capital of the Company.
- The Articles of Association of the Company, showing the changes proposed in resolution 12.

Interests in shares

The Company had not been notified before 28 February 2002 (less than one month before the date of this notice) of any changes in the directors' interests or the substantial shareholders' interests in the Company's ordinary shares from those shown in the Annual Report.

Explanatory notes to the Notice of Annual General Meeting

Resolutions 1 to 9 (inclusive) and 13 and 14 are proposed as ordinary resolutions. This means that, for each of those resolutions to be passed, more than half of the votes cast must be in favour of the resolution.

Resolutions 10 to 12 (inclusive) are proposed as special resolutions. This means that, for each of those resolutions to be passed, at least three-quarters of the votes cast must be in favour of the resolution.

Resolution 1: Report and accounts
For each financial year, the directors must present the directors' report, the audited accounts and the auditor's report to shareholders at a general meeting.

Resolution 2: Declaration of the final dividend
We may only pay the final dividend after shareholders have approved it. The directors recommend a final dividend of 29.10 cents per ordinary share for shareholders who were on the register of members at the close of business on 1 March 2002. If the dividend is approved, it will be paid on 17 May 2002. You will be paid your dividend in sterling unless you choose to take US dollars or shares.

Resolutions 3 to 7: Reappointment of directors
The Articles of Association require one third of the directors of the Company to retire at each AGM. All of these directors are eligible to seek re-appointment by shareholders at the AGM, if they so wish.

You are asked to reappoint Sir C K Chow, Mr Ho KwonPing, Mr C A Keljik, Sir Ralph Robins and Mr A W P Stenham.

Mr A W P Stenham reached the age of 70 on 28 January 2002, and in accordance with the Companies Act 1985 he is vacating office at this year's AGM. Special provisions apply to the reappointment of a director once he has reached the age of 70. The Company has received special notice in accordance with section 293 of the Companies Act 1985 to propose the reappointment of Mr Stenham as a director. The Board is supporting this resolution because it considers that Mr Stenham brings a wealth of knowledge and experience to its business deliberations. His knowledge of the Company and the markets in which it operates mean that he will make a significant contribution in the year ahead.

Sir C K Chow, Mr Ho KwonPing, Sir Ralph Robins and Mr A W P Stenham are non-executive directors and do not have service contracts.

Mr C A Keljik has a service contract with a notice period of one year, except in the year following a change of control of the Group, when his notice period would be two years.

Biographical details of the directors are given on pages 36 and 37 of the annual report and pages 28 and 29 of the annual review.

Resolution 8: Reappointment of auditors
At every general meeting at which accounts are presented to shareholders, the Company is required to appoint auditors to serve until the next such meeting. KPMG Audit Plc have said that they are willing to continue as the Company's auditors for another year. You are asked to reappoint them and, following normal practice, to authorise the Board to set their fees.

Resolution 9: Directors' power to allot shares
Under section 80 of the Companies Act 1985, the directors may only allot shares, or rights to shares, if shareholders in general meeting have given them power to do so. The power given to the directors at last year's AGM to allot ordinary shares or rights to shares will expire at the end of this year's AGM.

Resolution 9 asks for a new authority to be given to allow the directors to allot shares or rights to shares up to a maximum nominal amount in ordinary shares of US$207,858,450, which is approximately 37 per cent of the issued ordinary share capital as at 28 February 2002 (which is less than one month before the date of this notice). The new authority will continue until the end of next year's AGM.

As stated above, the authority to allot ordinary shares is for approximately 37 per cent of the issued ordinary share capital. Of this, approximately 3.4 per cent is to satisfy the Company's obligations to issue ordinary shares in respect of exchangeable securities issued by the Group. The balance of the authority is for approximately 33 per cent of the issued ordinary share capital.

The directors have no intention at present to issue ordinary shares during the next year except in connection with the Company's potential listing on the Hong Kong Stock Exchange; instead of cash dividends; following the exercise of options and awards under the Company's share schemes and following the exercise of conversion and exchange rights under securities issued by the Group.

Resolution 10: Power to allot equity securities for cash without certain formalities
The Company's ordinary shares and rights to them are "equity securities" as defined in section 94(2) of the Companies Act 1985. If the directors wish to allot equity securities paid for entirely in cash, section 89(1) of the Companies Act 1985 requires that the equity securities must first be offered to existing shareholders, in proportion to their shareholdings. Your right to be offered equity securities first in this way is known as a "pre-emption right".

In certain circumstances, it may be in the interests of the Company for the directors to be able to allot some equity securities for cash without having to offer them to existing shareholders first. Before this can happen, the shareholders must give up their pre-emption rights.

Resolution 10 deals with this, but only for equity securities up to a maximum total nominal value of US$28,266,962, which is equal to approximately 5 per cent of the Company's issued ordinary share capital as at 31 December 2001 and represents 56,533,924 ordinary shares of US$0.50 each. If you give this power to the directors they will be able to use the power until the end of the next year's AGM without consulting you again.

There are legal, regulatory and practical reasons why, under a rights issue or other pre-emptive offer, it may not be possible to issue equity securities to some shareholders, particularly those resident overseas. Resolution 10 also asks for your authority for the directors to make arrangements to deal with such difficulties when making these offers and also for the directors to deal with fractions of shares.

Resolution 11: Authority to purchase ordinary shares
This resolution gives the Company authority to buy back up to 113,098,213 ordinary shares on the stock market. This is approximately 10 per cent of the Company's issued ordinary share capital as at 28 February 2002. The directors believe that it is in the best interests of the Company and all of its shareholders to have a general authority for the Company to buy back its ordinary shares in the market. The directors intend that purchases of shares should only be made if they consider that the purchase would be for the benefit of the Company and shareholders, taking into account relevant factors and circumstances at that time, for example the effect on earnings per share. The directors have no immediate plans to make any purchases under the proposed authority.

The total number of options to subscribe for ordinary shares outstanding at 28 February 2002 was 34,799,272, which represented 3 per cent of the issued ordinary share capital at that date. If the Company were to purchase the maximum number of ordinary shares permitted by this resolution, the options outstanding at 28 February 2002 would represent 3.4 per cent of the issued ordinary share capital.

Resolution 12: Changes to the Articles of Association
This resolution proposes amendments to the Articles of Association in the following ways:

Electronic communications
Following the introduction of the Companies Act 1985 (Electronic Communications) Order 2000, companies are now able to use the internet, email and other electronic means to communicate with shareholders. Paragraphs (a) and (e) of resolution 12 introduce amendments to the Articles of Association in order to enable the Company to communicate with shareholders electronically to the extent it cannot do so already.

Votes of members and proxies
Paragraphs (b) and (c) of resolution 12 introduce amendments to the Articles of Association in order to clarify the right of every member which is a corporation to appoint one or (at the Board's discretion) more than one proxy on behalf of that member to attend and vote at any general meeting of the Company.

Scrip dividends
Paragraph (d) of resolution 12 introduces a change in relation to the offering of scrip (share) dividends. The change provides for flexibility in the time period to be used for calculating the price of any new shares to be issued. This will enable the value of such new shares to be determined by prices closer to the date for payment of the cash dividend.

Resolutions 13 and 14: Political donations
The Political Parties, Elections and Referendums Act 2000 (the "Act") requires that a UK company obtains shareholder approval before it or any wholly-owned subsidiary may incur EU political expenditure or make donations to EU political organisations of over £5,000 in aggregate in a year.

Although the Company and its principal subsidiary, Standard Chartered Bank, have no intention of changing their current practice of not making donations to political parties in the European Union, the term "EU Political Organisations" is defined widely in the Act, and it is possible that it may include some activities with which the Company may be involved, such as funding seminars and other functions to which politicians are invited, and supporting bodies concerned with policy review and law reform. These resolutions, if passed, should ensure that neither the Company nor the Bank unintentionally commit a technical breach of the Act.

Registered Office:
1 Aldermanbury Square
London EC2V 7SB
Telephone: 020 7280 7500
www.standardchartered.com

Registered in England
number: 966425

printed by vitesse corporate print

2001 Final Dividend



THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you have sold or transferred all of your shares please pass this document and any accompanying forms to the person who arranged the sale or transfer so that they can pass these documents on to the person who now holds the shares. If you are not sure what to do, please contact an independent financial adviser.

Standard
Chartered

CONTENTS

	PAGE
Letter from the Chairman	1
Timetable	2
Terms of the share dividend	3
How the share dividend helps you and the Company	3
What to do	3
General information	4
Sending in your forms	4
Helpline	4
If you have recently bought or sold shares	4
Payment of cash balances	5
Giving to charity	5
Standing instructions	5
New share certificates	5
Standard Chartered ShareCare	6
Cancellation or amendment of the share dividend offer	6
Tax	6
Overseas shareholders	6
Examples	7
Flowchart	7
Appendix – Taxation	8

Standard Chartered

25 March 2002

Dear Shareholder,

I am writing to tell you about the arrangements for the 2001 final dividend.

If you held shares in Standard Chartered PLC at the close of business on Friday, 1 March 2002, you are entitled to the 2001 final dividend of 29.10 cents per share.

Cash dividends will be paid in sterling unless you choose to take US dollars. We are also offering a share dividend alternative to the cash dividend. The following document gives details of the arrangements for paying the dividend.

If you want to receive your dividend in sterling you do not need to do anything (unless you have a standing instruction in place to receive shares).

If you want to receive your dividend in US dollars or shares, please read the following document carefully.

If you have a standing instruction in place to receive shares, this remains in place and you do not need to do anything if you still want to take shares.

I would also like to draw to your attention a proposed change to the way in which the share dividend price is calculated. Subject to shareholder approval of the necessary changes to the Articles of Association, it is planned that the period used for setting the share dividend price will be moved closer to the payment date. This will reduce the risk of volatility in the markets, in the period between the announcement of the dividend and the payment date, adversely affecting the share dividend alternative. Full details of the revised process are set out in the following document.

The share dividend is an easy way for you to increase your shareholding without paying dealing charges.

If you have any questions about the arrangements, please call our registrars' helpline between 9.00am and 5.00pm Monday to Friday. The telephone number is 0870 702 0138.

Yours sincerely

Patrick Gillam

Sir Patrick Gillam
Chairman

Standard Chartered PLC
1 Aldermanbury Square
London EC2V 7SB

Registered Office as above
Registered England 966425

Timetable

Wednesday 27 February 2002

Date that the ordinary shares were quoted ex-dividend.*

Friday 1 March 2002

Record date for the final dividend.**

Friday 19 April 2002

Your form of election or other instructions about this dividend must reach our registrars by this date.

Tuesday 23 April to Monday 29 April 2002

Dealing days for calculating share dividend price in sterling.

Monday 29 April 2002

US dollar/sterling exchange rate on this date used for calculating the sterling cash dividend and the US dollar equivalent of the share dividend price.

Thursday 16 May 2002

Dividend cheques and share certificates posted.

Friday 17 May 2002

Cash dividend paid, CREST accounts credited with new shares and dealings in new shares start.

*If you bought Standard Chartered PLC shares on or after this date you will not be entitled to the 2001 final dividend on them.

**You will receive the dividend on the number of shares registered in your name on this date.

When you are deciding if you want cash or shares, please remember that the price of Standard Chartered PLC shares can go down as well as up. If you are not sure what to do, please contact an independent financial adviser.

Subject to shareholders approving changes to the Company's Articles of Association at its Annual General Meeting on 2 May 2002, the share dividend price will be calculated using the average of the middle market quotations for the Company's shares for the five consecutive dealing days commencing on Tuesday 23 April 2002. If shareholder approval is not given, then the method for calculating the share dividend price will revert to the five consecutive dealing days commencing on the ex-dividend date.

We are sending this circular to holders of preference shares for information only.

Terms of the share dividend

- You may choose to receive new shares instead of some or all of the cash dividend.
- The price of each new share for this dividend will be the US dollar equivalent of the average of the closing share price for the five consecutive dealing days commencing 23 April 2002. The US dollar equivalent will be calculated by using the forward US dollar/sterling exchange rate quoted by Standard Chartered Bank at 11.00am on Monday 29 April 2002.
- Once the price for each new share is determined, we will calculate the number of shares you need to have at the record date in order to qualify for the share dividend. If you hold insufficient shares then you will receive the cash dividend. These details will be available on our website www.standardchartered.com/investors after Tuesday 30 April 2002.
- You can only receive a whole number of new shares. We will not issue fractions of a share.
- If you choose to take shares for only some of your dividend, the rest will be paid to you in cash.
- The cash part of your dividend will be paid in sterling unless you ask for it to be paid in US dollars.
- Once we receive your form of election for this dividend you cannot cancel it.

How the share dividend helps you and the Company

You

The share dividend is an easy way for you to increase your shareholding without paying dealing charges.

The Company

The Company's reserves increase by issuing new shares instead of paying cash. To the extent that shareholders take up the share dividend alternative, the Company saves cash outflow and retains greater reserves which can be put to use in developing the business for the benefit of shareholders.

If all shareholders choose to receive the cash dividend the cost would be approximately US$329.2 million.

For illustrative purposes only, if all shareholders choose to receive new shares, and assuming a calculation price equal to the closing price of the Company's shares on Tuesday 12 March 2002 (being the last practicable date prior to the printing of this circular) the Company would issue approximately 30 million new shares, an increase of approximately 2.65 per cent in its existing issued ordinary share capital.

What to do

1. If you want your dividend in sterling

If you want to receive the 2001 final cash dividend in sterling and you do not have a standing instruction in place to receive your dividend in shares, you do not need to do anything. We will send you your cash dividend in sterling.

The amount in sterling that you will get will be calculated by using the forward US dollar/sterling exchange rate quoted by Standard Chartered Bank at 11.00am on Monday 29 April 2002. We will show this rate on our website after Tuesday 30 April 2002.

As an example, if we had used the exchange rate quoted on 31 December 2001 (1.4520), the dividend in sterling would have been approximately 20.04 pence per share.

We can pay your cash dividend straight into your bank or building society account. Please contact our registrars for a form if you do not already have these arrangements in place.

2. If you want your dividend in US dollars

If you want to receive the 2001 final cash dividend and future dividends in US dollars you need to tick box B on the form of election enclosed with this document. We will then send you your cash dividend in US dollars. We can pay this directly into a US dollar account with your bank in the US – please contact our registrars for a form.

3. If you have a standing instruction in place to receive your dividend in shares, but you want cash

Please write to our registrars by 3.00pm on Friday 19 April 2002 to cancel your standing instruction.

4. **If you want new shares instead of all of your cash dividend**

If you have a standing instruction in place you do not need to do anything. We will automatically give you new shares. We cannot issue fractions of a share and so you might have a small amount of cash left over after receiving your new shares (the "cash balance"). We will carry this cash balance forward to the next dividend payment, unless you choose to give it to charity.

If you do not have a standing instruction in place please complete your form of election and send it to our registrars to reach them by 3.00pm on Friday 19 April 2002. Your cash balance will be carried forward to the next dividend payment unless you choose to give it to charity.

If you wish to receive new shares instead of all of your cash dividend in future please tick box A(ii) on the form to put a standing instruction in place.

5. **If you want new shares instead of only some of your cash dividend**

If you have a standing instruction in place please write to our registrars to cancel it. Otherwise you will receive all of your dividend in shares. You should also ask the registrars to send you a form of election. Please complete this and write in box 3 the number of your existing shares on which you want to take the share dividend. We will send you the rest of your dividend in cash. When you write in, please allow enough time to cancel your standing instruction and to complete and return the form of election.

If you do not have a standing instruction in place please complete the form of election enclosed with this document by writing in box 3 the number of your existing shares on which you want to take the share dividend. We will send you the rest of your dividend in cash.

The cash part of your dividend will be paid in sterling unless you tick box B on the form of election showing that you want to receive it in US dollars. The amount of your sterling dividend will be calculated by using the forward US dollar/sterling exchange rate on Monday 29 April 2002. We can pay your cash straight into your bank or building society account. Please contact our registrars for a payment instruction form if you do not already have these arrangements in place.

Please note that if you write in box 3 a number of shares which is more than the number shown in box 1 we will treat your election as though it were based on the number of shares shown in box 1.

All forms of election must be returned to our registrars by 3.00pm on Friday 19 April 2002.

6. **If the number of shares you own is less than the amount needed to qualify for the share dividend**

If you do not have a standing instruction in place, we will send you your dividend in cash. Your cash dividend will be sent to you in sterling unless you tick box B on your form of election showing that you want it in US dollars.

If you have a standing instruction in place, we will carry your dividend forward to the next dividend payment. If you would like your dividend in cash you should write to our registrars to cancel your standing instruction.

General information

1. **Sending in your forms**

Please return the form of election to the address printed on the back of the form. All letters to cancel standing instructions and letters to request gifts to charity (see below) should be sent to The Registrars, Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol BS99 3EB, to reach them by 3.00pm on Friday 19 April 2002.

All forms and letters are sent at your risk. We are not able to acknowledge receipt. If we do not receive your form on time we will send you your dividend in cash.

2. **Helpline**

If you have any queries about the dividend arrangements or completing the forms, please telephone 0870 702 0138 between 9.00am and 5.00pm, Monday to Friday.

3. **If you have recently bought or sold shares**

The Company's shares were quoted ex-dividend on Wednesday 27 February 2002. This means that if you bought the Company's shares on or after that date you are not entitled to the 2001 final dividend on them.

If you bought or sold shares in the Company before 27 February 2002, and this is not reflected in the number of shares shown in box 1 on your form of election or statement of shareholding/ShareCare statement, you should contact the person who arranged the purchase or sale, without delay. Arrangements can then be made to transfer the dividend as appropriate.

4. **Payment of cash balances**

Any accumulated cash balances will be sent to you (without interest) if:-

- you sell all of your shares
- you choose to receive some or all of your dividend in cash
- you cancel your standing instruction
- you write to our registrars and ask them to send it to you.

Cash balances paid to you in these circumstances will be paid in sterling unless you have asked for them to be paid in US dollars.

5. **Giving to charity**

You may give your cash balance to charity instead of carrying it forward to the next dividend.

The charities which will benefit are:
The National Society for the Prevention of Cruelty to Children;
Oxfam;
The Cancer Research Campaign; and
The Royal Society for the Prevention of Cruelty to Animals.

To give your cash balance to charity, please tick box A(iii) on your form of election or, if you have a standing instruction in place, please write to our registrars.

6. **Standing instructions**

Setting up

You can receive shares instead of cash for this dividend and future dividends by completing a standing instruction.

- To do this, complete the form of election and tick box A(ii). Please send the form to our registrars.
- You will receive new shares on the same terms as any future share dividend offer made to all shareholders.
- Standing instructions can only be used if you wish to take all of your dividend in shares. We will carry any cash balances forward (unless you ask us to give them to charity).
- If you wish to receive new shares instead of only some of your dividend do not complete a standing instruction.
- If you set up a standing instruction we will send you a statement when the next dividend is paid which shows the number of shares registered in your name which qualify for the dividend, and the amount of any cash balance carried forward.
- If you sell some of your shares or buy more your standing instruction will apply to your new holding.

Cancelling

- You may cancel your standing instruction at any time by writing to our registrars. If you wish to cancel your standing instruction for this dividend, please write to them by 3.00pm on Friday 19 April 2002.
- We will cancel a standing instruction if a shareholder dies.
- We will cancel your standing instruction if you sell or transfer all of your shares.

7. **New share certificates**

The Company will apply to the UK Listing Authority for the new shares to be listed and to the London Stock Exchange for the shares to be admitted to trading on the London Stock Exchange. The new shares will be the same as the shares you hold already and give you the same rights and future dividends.

You may hold your shares in certificated form (where they are usually registered in your own name) or in uncertificated form through CREST (where they are usually registered in the name of a nominee).

As long as the shares are listed, if your shares are registered in your own name, your new share certificate and/or your dividend cheque for any cash amount will be sent to you at your risk on Thursday 16 May 2002. If your shares are held in uncertificated form CRESTCo Limited will be instructed to credit your stock account with the appropriate number of new shares on Friday 17 May 2002.

Dealings in the new shares should begin on Friday 17 May 2002. However, if the new shares are not listed, the Company will not issue any new shares and you will receive all of your dividend in cash.

Standard Chartered ShareCare

If you hold your shares through ShareCare you will still be able to receive the share dividend. You will find, enclosed with this document, a form of election or ShareCare statement depending upon your current standing instruction. If you have chosen to receive the share dividend, the shares will be automatically added to your account on Friday 17 May 2002.

ShareCare allows you to hold your Standard Chartered ordinary shares in a nominee account. Your shares will be held in electronic form so you will no longer have to worry about keeping your share certificates safely.

If you join ShareCare, you will be invited to attend the Company's AGM and you will receive your dividend at the same time as other shareholders. You can also take the share dividend without the bother of receiving a new share certificate each time. ShareCare is free to join and there are no annual fees to pay.

If you would like to receive more information about ShareCare please call the ShareCare helpline on 0870 702 0138.

Cancellation or amendment of the share dividend offer

The directors may amend or cancel the share dividend offer up to Thursday 16 May 2002. They will only do this if it will not have a material adverse effect on shareholders who have chosen to receive new shares instead of cash. If the directors decide to do this we will write to you.

Tax

Details of the tax implications for you if you are resident in the United Kingdom or United States are given in the Appendix.

If you are unsure about how your tax position is affected please contact a professional adviser.

Overseas shareholders

General

If you live outside the United Kingdom this document is only an invitation for you to take up the share dividend offer if it could be made where you live without the Company having to meet any legal or registration requirements.

It is your responsibility to make sure that any legal requirements are met or any necessary agreements obtained.

United States ("US") shareholders

The share dividend is available to shareholders who live in the US. However, the Company's shares have not been registered under the United States Securities Act of 1933 (as amended) (the "Securities Act") or under the law of any state in the US. Shares may not be sold or transferred to anyone in the US unless the rules do not apply. Shares may be sold or transferred outside the US in accordance with regulations under the Securities Act. Residents of California or Georgia who choose to take the share dividend will be deemed to have confirmed that they are institutional investors eligible to make the election under the relevant state securities law.

If you are a US shareholder you should consider the possible adverse tax consequences described in the Appendix.

Canadian shareholders

The share dividend is available to shareholders who live in Canada. However, you may not sell or transfer the shares in certain provinces of Canada unless such a sale is covered by an exemption from the appropriate provincial securities legislation.

You can get more copies of this document and forms of election from our registrars until Friday 19 April 2002.

Examples

Note: the examples below are for illustrative purposes only.

- **The cash dividend is 29.10¢ per share**
- **The price of one new share is US$10.30**
- **You hold, for the following examples, 1,500 shares**

Example 1

You choose to receive all of your dividend in new shares.

Value of your cash dividend =
1,500 shares x 29.10¢ = US$436.50*
Number of new shares = US$436.50* ÷ US$10.30 = 42.38 shares.
Rounded down to 42 new shares
Value of new shares = 42 x US$10.30 = US$432.60

In this case the cash balance of US$3.90 will be carried forward to the next dividend or, if you choose, paid to charity.

Example 2

You choose to receive the share dividend on only 750 of your shares.

Value of your cash dividend =
750 shares x 29.10¢ = US$218.25*
Number of new shares = US$218.25* ÷ US$10.30 = 21.19 shares.
Rounded down to 21 new shares
Value of new shares = 21 x US$10.30 = US$216.30

In this case, unless you have asked to receive your cash balance in US dollars the cash balance of US$1.95 will be added to your cash dividend and US$220.20 will be converted to sterling using the US dollars/sterling exchange rate on Monday 29 April 2002 and paid to you by cheque, or direct into your bank or building society account if you have completed a mandate form.

Example 3

You wish to receive all of your dividend in cash in sterling.

You do not need to do anything unless you have previously put a standing instruction in place to receive shares for all of your future dividends. You will then need to cancel the standing instruction by writing to our registrars by 3.00pm on Friday 19 April 2002.

Example 4

You wish to receive shares for this dividend and all future dividends.

If you have not yet put a standing instruction in place please complete the form of election and tick box A(ii) to do so.

*Add this to any cash balance brought forward from the previous dividend.



Do you want your dividend in shares?
YES
NO
Do you have a standing instruction?
YES
NO
You do not need to do anything. We will give you shares in line with your standing instruction.
Write to the Company's registrars to cancel the instruction and tell them to pay the cash dividend in either sterling or US dollars. The registrars should receive your letter by 3.00pm on 19 April 2002.
If you want to receive your cash dividend in sterling, you do not need to do anything. Your dividend will be paid in the usual way.
If you want to receive all of the dividend in shares.
If you want to receive all of this dividend and future dividends in shares.
If you want to receive some of the dividend in cash and some in shares.
If you want to receive your cash dividend in US dollars, you should tick box B on your form of election. Sign, date and return the form.
Sign, date and return your form of election.
Tick box A(ii) on your form of election to put the standing instruction in place. Sign, date and return the form.
Enter in box (3) on the form of election, the number of existing shares on which you would like to receive the share dividend. Sign, date and return the form.
If you want to receive your cash balance in US dollars, you should tick box B on your form of election. Sign, date and return the form.

Appendix

Taxation

United Kingdom ("UK") taxation

If you choose to receive the share dividend the effect on your tax position will depend upon your particular circumstances. We have been advised that, under current UK law and practice, the tax consequences for shareholders receiving the share dividend instead of a cash dividend will be broadly as described below.

UK resident individuals

If you are an individual resident in the UK you will be treated as having received gross income of an amount which, when reduced by income tax at a rate of 10 per cent, is equal to the cash value of the new shares and as having paid income tax at the rate of 10 per cent on that gross income. If you pay basic or lower rate income tax you will not have to pay any more income tax in respect of the share dividend.

If you pay income tax at the higher rate you will have to pay higher rate tax of 32.5 per cent on the gross amount. You will, therefore, have to pay additional income tax of 22.5 per cent on the gross amount (the difference between 32.5 per cent and the ordinary rate of 10 per cent treated as having been paid).

For example, if you receive a share dividend equivalent to £80, the gross amount of the dividend will be treated as being £88.89. If your total income is above the threshold for higher rate income tax, you will be taxable on £88.89 at 32.5 per cent (ie. £28.89 less the £8.89 treated as having been paid). This would leave you with an additional tax charge of £20.

If you have an income tax liability which is less than the lower rate you will not be able to claim repayment of the excess of that income tax over your income tax liability. If you elect to receive your dividend in cash and hold your shares in an Individual Savings Account (ISA) or Personal Equity Plan (PEP) you will, however, be able to reclaim all or part of the tax credit associated with the cash dividend. No such repayment claim can be made to the extent that you elect to receive this share dividend instead of a cash dividend.

For capital gains tax purposes, the cash value of the shares you receive instead of the cash dividend will be treated as the amount you paid for the shares.

UK resident trustees

A trustee of a UK resident trust which is normally liable to pay income tax at the currently applicable rate of 34 per cent will be liable to pay tax on dividend income at the currently applicable rate (25 per cent) on the gross amount of the dividend (as described above). The capital gains tax position for UK resident trustees will be similar to that applying to UK resident individuals as described above.

UK resident corporate shareholders

If you are a UK resident corporate shareholder electing to receive the share dividend instead of the cash dividend, you will not be charged to corporation tax on the new shares issued to you.

For the purposes of calculating your liability to corporation tax on chargeable gains you, as a corporate shareholder, will be treated as not having paid any money for the new shares and they will be treated as part of, and as having been acquired at the same time as, your existing shareholding in the Company.

UK resident gross funds and charities

Neither gross funds nor charities will be entitled to make any tax repayment claim (whether they elect to receive the share dividend or the cash dividend). However, in respect of a cash dividend, charities may make a claim to the Inland Revenue for compensation out of public funds of a percentage of the cash dividend received by the charity. This percentage is 8 per cent for the tax year 2002-2003.

Stamp duty and stamp duty reserve tax

If you choose to take the share dividend you will not generally have to pay stamp duty or stamp duty reserve tax on the allotment and issue of your new shares.

Substitution of values

If, on the first day when dealing in the new shares begins on the London Stock Exchange, the market value of the new shares is substantially different from the amount of the cash dividend that you would have received if you had not chosen to take the share dividend, then that market value may be used by the Inland Revenue to value the shares for the purpose of calculating how much tax you have to pay. The Inland Revenue's current practice is to interpret "substantially" as being an increase or decrease in the market value of at least 15 per cent. If the Inland Revenue wants to revalue the shares for tax calculations, we will write to you.

Accounting statement

You will be sent an accounting statement with the new share certificates which will show the gross cash value of the share dividend and the amount of income tax treated for tax purposes as having been paid on that amount.

Taxation of United States ("US") shareholders

For US federal income tax purposes, if you receive new shares as a US shareholder (as defined below), you will be treated as having received a cash dividend of an amount equal to the fair market value of the new shares on the date of issue.

For the purposes of this section, the term "US shareholder" means an individual who is a citizen or resident of the United States for United States federal income tax purposes, an estate, trust or partnership subject to United States taxation without regard to the source of its income, or a corporation created or organised in or under the laws of the United States or any State or the District of Columbia.

If you are a US shareholder you are strongly urged to take advice regarding the tax consequences before choosing to receive new shares.

General

This summary of the tax treatment of share dividends is not exhaustive and is only a general guide. In particular it does not consider your position if you are not resident in the UK or the US for tax purposes nor the position of shareholders who may be regarded as acquiring the new shares as part of a trading activity.

If you are not sure as to how you will be affected if you choose to receive the share dividend, or if you are uncertain of your tax position, you should consult your professional adviser.

Registered Office:
1 Aldermanbury Square
London EC2V 7SB
Telephone: 020 7280 7500
www.standardchartered.com

Registered in England
number: 966425

printed by vitesse corporate print

FILE NO. 82-5188

Standard Chartered

APR 01 2002

25 March 2002

Dear Shareholder,

Last August I wrote to shareholders explaining that we are now able to offer you the opportunity to choose to receive some shareholder communications (such as the Annual Report and Accounts) electronically rather than by post. Those shareholders who have registered for this service will have received an electronic notification of the availability of this document on our website.

At the moment, the electronic facility does not extend to all communications which are required to be sent to shareholders. Therefore we still need to send you certain important documents by post. These are enclosed. However, we expect that, over time, we shall be able to offer an increasing number of documents in electronic form, and that this facility will offer a more convenient and timely way for us to communicate with you.

If you are not currently registered for the service and would like to receive electronic notifications from us instead of hard copy documents by post, please register online at www.standardchartered.com/investors.

To register you will need to:

- Click on **Update Shareholder Details**
- Follow the instructions for registration of your details

You will also need to have your Shareholder or ShareCare Reference number available when you log on. This can be found on your Share Certificate or ShareCare statement.

Before you register you will be asked to agree to the terms and conditions for Electronic Communications with Shareholders. It is important that you read these terms and conditions because they set out the basis on which electronic communications will be sent to you and your own responsibilities within the process.

Please remember that if you still want to receive all your shareholder information from us by post, you do not need to do anything.

Yours sincerely

G. A. Bentley

Gordon A Bentley
Group Secretary

Standard Chartered PLC
1 Aldermanbury Square
London EC2V 7SB

RNS:- 6024S

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

APR 0 1

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

SIR PATRICK GILLAM

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF AN OPTION TO THE DIRECTOR NAMED IN 2) ABOVE, UNDER:

i) THE 2001 PERFORMANCE SHARE PLAN

ii) THE 2000 EXECUTIVE SHARE OPTION SCHEME

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

6 MARCH 2002

18) Period during which or date on which exercisable:

THE OPTION IS EXERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

i) 67,100 ORDINARY SHARES OF USD0.50 EACH

ii) 201,300 ORDINARY SHARES OF USD0.50 EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

i) NIL

ii) 722.8p

22) Total number of shares or debentures over which options held following this notification:

1,013,879

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 7 MARCH 2002

RNS: 6010 S

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

APR 0 1

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

EVAN MERVYN DAVIES

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s).

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary.

GRANT OF AN OPTION TO THE DIRECTOR NAMED IN 2) ABOVE, UNDER:

i) THE 2001 PERFORMANCE SHARE PLAN

ii) THE 2000 EXECUTIVE SHARE OPTION SCHEME

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification:

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

6 MARCH 2002

18) Period during which or date on which exercisable:

THE OPTION IS EXERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

i) 83,010 ORDINARY SHARES OF USD0.50 EACH

ii) 415,052 ORDINARY SHARES OF USD0.50 EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

i) NIL

ii) 722.8p

22) Total number of shares or debentures over which options held following this notification:

1,055,589

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 7 MARCH 2002

RNS:- 60145

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

APR 01

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MICHAEL DENMONA

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF AN OPTION TO THE DIRECTOR NAMED IN 2) ABOVE, UNDER:

i) THE 2001 PERFORMANCE SHARE PLAN

ii) THE 2000 EXECUTIVE SHARE OPTION SCHEME

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

6 MARCH 2002

18) Period during which or date on which exercisable:

THE OPTION IS EXERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

i) 30,713 ORDINARY SHARES OF USD0.50 EACH

ii) 102,379 ORDINARY SHARES OF USD0.50 EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

i) NIL

ii) 722.8p

22) Total number of shares or debentures over which options held following this notification:

452,806

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 7 MARCH 2002

RNS:- 6016 5

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

APR 0 1

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

CHRISTOPHER AVEDIS KELJIK

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF AN OPTION TO THE DIRECTOR NAMED IN 2) ABOVE, UNDER:

i) THE 2001 PERFORMANCE SHARE PLAN

ii) THE 2000 EXECUTIVE SHARE OPTION SCHEME

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification:

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

6 MARCH 2002

18) Period during which or date on which exercisable:

THE OPTION IS EXERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

i) 38,392 ORDINARY SHARES OF USD0.50 EACH

ii) 127,974 ORDINARY SHARES OF USD0.50 EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

i) NIL

ii) 722.8p

22) Total number of shares or debentures over which options held following this notification:

689,106

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification .... 7 MARCH 2002

to Arian 13/03/02 RIVO.- 40185

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

APR 01 2002

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

CHRISTOPHER KELJIK

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

CHASE NOMINEES

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

EXERCISE BY MR KELJIK OF AWARDS MADE UNDER THE STANDARD CHARTERED 1995 RESTRICTED SHARE SCHEME

7) Number of shares/amount of stock acquired:

4,078

8) Percentage of issued class:

0.00036%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH

12) Price per share:

780.5p

13) Date of transaction:

11 MARCH 2002

14) Date company informed:

12 MARCH 2002

15) Total holding following this notification:

98,766

16) Total percentage holding of issued class following this notification

0.00873%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 13 MARCH 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

APR 01 2002

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

NIGEL KENNY

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified).

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s).

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF AN OPTION TO THE DIRECTOR NAMED IN 2) ABOVE, UNDER THE 2000 EXECUTIVE SHARE OPTION SCHEME

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

6 MARCH 2002

18) Period during which or date on which exercisable:

THE OPTION IS EXERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

102,379 ORDINARY SHARES OF USD0.50 EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

722.8p

22) Total number of shares or debentures over which options held following this notification:

614,503

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 7 MARCH 2002

RNS. - 00235

APR 01

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

KAI NARGOLWALA

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF AN OPTION TO THE DIRECTOR NAMED IN 2) ABOVE, UNDER:

i) THE 2001 PERFORMANCE SHARE PLAN

ii) THE 2000 EXECUTIVE SHARE OPTION SCHEME

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

6 MARCH 2002

18) Period during which or date on which exercisable:

THE OPTION IS EXERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

i) 51,189 ORDINARY SHARES OF USD0.50 EACH

ii) 153,569 ORDINARY SHARES OF USD0.50 EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

i) NIL

ii) 722.8p

22) Total number of shares or debentures over which options held following this notification:

697,828

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 7 MARCH 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

APR 01 2002

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

LORD STEWARTBY

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

RBSTB NOMINEES

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

REINVESTMENT OF A DIVIDEND TAX CREDIT IN A GENERAL NON DISCRETIONARY PEP

7) Number of shares/amount of stock acquired:

5

8) Percentage of issued class:

0.0000004%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH

12) Price per share:

834.5p

13) Date of transaction:

2 JANUARY 2002

14) Date company informed:

8 JANUARY 2002

15) Total holding following this notification:

14,640

16) Total percentage holding of issued class following this notification

0.00130%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 9 JANUARY 2002

RNS Full Text Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	11:48 27 Dec 2001
RNS Number	2355P

Standard Chartered plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 1,500,000 Ordinary shares of $0.50 each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 500,000 shares to be issued under the UK Sharesave Scheme and 1,000,000 shares to be issued under the International SAYE Scheme.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Company website

RNS Full Text Announcement

Company	Standard Chartered Bank
TIDM	45JQ
Headline	FRN Variable Rate Fix
Released	07:05 28 Dec 2001
RNS Number	2610P

RNS Number:2610P
Standard Chartered Bank
27 December 2001

RE: STANDARD CHARTERED BANK
GBP 300,000,000
UNDATED
ISIN: GB0008389008

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 27DEC01 TO 27MAR02 HAS BEEN FIXED AT 4.3125 PCT.

INTEREST PAYABLE VALUE 27MAR02 WILL AMOUNT TO
GBP 53.17 PER GBP 5,000 DENOMINATION
GBP 531.68 PER GBP 50,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON 44 207 508 3857/3855 OR FAX 44 207 508 3881.

RATE FIXING
CITIBANK N.A., LONDON

END

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Company	Standard Chartered Bank
TIDM	45JQ
Headline	FRN Variable Rate Fix
Released	07:05 14 Jan 2002
RNS Number	8871P

RNS Number:8871P
Standard Chartered Bank
11 January 2002

RE: STANDARD CHARTERED BANK
USD 25,000,000 SERIES 4 EMTN
DUE JULY 2009
ISIN: XS0097907561

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 15JAN02 TO 15APR02 HAS BEEN FIXED AT 2.82688 PCT.

INTEREST PAYABLE VALUE 15APR02 WILL AMOUNT TO
USD 706.72 PER USD 100,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 207 508 3857/3855 OR FAX: 44 207 508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

END

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RNS Full Text Announcement

Company	Standard Chartered Bank
TIDM	45JQ
Headline	FRN Variable Rate Fix
Released	18:01 18 Jan 2002
RNS Number	2243Q

RNS Number:2243Q
Standard Chartered Bank
18 January 2002

RE: STANDARD CHARTERED BANK
USD 325,000,000
DUE OCTOBER 2010
ISIN:XS0119162955

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 22JAN02 TO 22APR02 HAS BEEN FIXED AT 2.67 PCT.

INTEREST PAYABLE VALUE 22APR02 WILL AMOUNT TO
USD 66.75 PER USD 10,000 DENOMINATION
USD 667.50 PER USD 100,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 171 508 3557/3855 OR FAX: 44 171 508 3881.

RATEFIX DESK
CITIBANK N.A.,LONDON

END

File No. 82-5188

Standard Chartered

2001 final results

press release

TO CITY EDITORS
FOR IMMEDIATE RELEASE

20 February 2002

STANDARD CHARTERED PLC RESULTS FOR 2001

RESILIENT PERFORMANCE IN TOUGH ENVIRONMENT
NEW CEO – "IMPROVING RoE OUR PRIORITY"

HIGHLIGHTS

Results

- Net revenue up 9 per cent to $4,464 million from $4,090 million.
- Cost growth held at 5 per cent.
- Debt charge $261 million higher at $731 million (Malaysia $105 million, Hong Kong personal bankruptcies $121 million).
- Pre-tax profit down at $1,148 million compared with $1,438 million in 2000 (which included $532 million from the sale of Chartered Trust).
- Pre-tax profit at $1,148 million down 7 per cent from $1,229 million in 2000, after provisions and before restructuring.
- Normalised earnings per share at 66.3 cents.
- Annual dividend per share increased by 10 per cent to 41.92 cents.

Significant achievements

- Resilient performance in face of slowdown in major markets.
- Grindlays and Chase Hong Kong acquisitions delivering growth.
- Strong growth in high yield products – credit cards and wealth management.
- Strong performance from treasury and syndications.
- Efficiency programme ahead of schedule and projected cost savings for 2002 and 2003 increased.
- Chennai and Kuala Lumpur processing hubs go live.

Commenting on these results, the Chairman of Standard Chartered PLC, Sir Patrick Gillam, said:

"Our results today demonstrate resilience in a very tough environment. The challenge for us in this uncertain world is to grow our business and produce better performance".

STANDARD CHARTERED PLC - TABLE OF CONTENTS

	Page
Summary of Results	3
Chairman's Statement	4
Group Chief Executive's Review	7
Business Review	
Consumer Banking	13
Wholesale Banking	15
Technology	17
Financial Review	
Group Summary	19
Consumer Banking	21
Wholesale Banking	22
Risk	24
Capital	32
Efficiency Programme	33
Financial Statements	
Consolidated Profit and Loss Account	34
Summarised Consolidated Balance sheet	35
Other Statements	36
Consolidated Cash Flow Statement	37
Notes on the Financial Statements	38

STANDARD CHARTERED PLC - SUMMARY OF RESULTS FOR 2001

	2001 $m	2000 $m
RESULTS		
Net revenue	**4,464**	4,090
Provisions for bad and doubtful debts and contingent liabilities	**(731)**	(470)
Operating profit after goodwill and provisions but before restructuring charge	**1,148**	1,229
Restructuring charge	**-**	(323)
Profit on disposal of subsidiary undertakings	**-**	532
Profit before taxation	**1,148**	1,438
Profit attributable to shareholders	**699**	1,026
BALANCE SHEET		
Total assets	**107,379**	102,280
Shareholders' funds:		
Equity	**6,123**	6,055
Non-equity	**1,259**	298
Capital resources	**12,865**	10,990
INFORMATION PER ORDINARY SHARE	**Cents**	Cents
Normalised earnings per share	**66.3**	71.1
Dividends per share	**41.92**	38.105
Net asset value per share	**541.3**	537.4
RATIOS	**%**	%
Post-tax return on ordinary shareholders' funds – normalised basis	**12.3**	13.8
Cost to income ratio – normalised basis	**55.1**	56.9
Capital ratios:		
Tier 1 capital	**8.8**	7.0
Total capital	**16.0**	14.0

Results on a normalised basis reflect the Group's results excluding amortisation of goodwill, profits on disposal of subsidiary undertakings and charges for restructuring (see note 9).

Refer to the note on comparative figures on page 35.

STANDARD CHARTERED PLC - CHAIRMAN'S STATEMENT

Our results today demonstrate resilience in a very tough environment.

2001 Results

Pre-tax profit is $1,148 million compared with $1,438 million in 2000, which included $532 million from the sale of Chartered Trust.

Net revenues at $4,464 million are up 9 per cent

Costs increased by only 5 per cent

Profit before goodwill, restructuring and provisions at $2,019 million is up 14 per cent

Provisions increased to $731 million

Normalised earnings per share are 66.3 cents

Our Tier One capital ratio currently stands at 8.8 per cent, well within our 7 – 9 per cent target range.

We are recommending a final dividend of 29.10 cents per share, compared with 26.454 cents in 2000. This gives a total dividend of 41.92 cents, an increase of ten per cent over 2000. The proposed final dividend is covered 1.3 times. The sterling amount will be set on 29 April 2002.

The Economic Environment

2001 was a year of challenges. There were the predicted challenges associated with the global economic slowdown. There were also the unexpected events, most notable of which were the horrific events of 11 September.

In recent years, the world economy has faced a number of crises, but, led by the United States, it has always bounced back. Last year was different. The United States slowed sharply, world trade slowed and oil prices fell.

These developments added to uncertainty throughout the emerging markets, not least in Asia, where the region was still recovering from the crisis of the late 1990s. Last year growth slowed across Asia and Malaysia, Singapore and Taiwan were in recession.

Consumer confidence was badly affected. This was particularly noticeable in Hong Kong, where deflationary pressures saw many people suffer from negative home equity for the first time.

Aside from these events, there are many positive economic factors to dwell on in Asia. Healthy current account surpluses are being seen across the region and inflation is well under control. This has allowed central banks to keep interest rates low in most countries.

As expected, China entered the World Trade Organisation. Already it is clear that this will open another chapter in Asia's amazing economic development.

With the decline in oil prices, growth rates slowed across the Middle East, however the underlying strength of many of the economies in the region is not fully appreciated. The United Arab Emirates, where we have a strong presence, is one of the richest countries in the developing world, with a high per capita income.

African economies have made tremendous progress in recent years and a number of countries have implemented sound economic policies, as they sought to qualify for debt relief. However, as world trade slowed, the region suffered.

At the same time there were concerns about political stability in a number of countries - Thailand, the Philippines and Indonesia to name a few. Looking back it is impressive how each of these countries has achieved progress towards political stability, avoiding the problems many feared. This is extremely important for the future development of their economies and is often overlooked.

So what are the prospects for 2002?

This year looks like being another year of modest world growth. The US economy will grow, but perhaps at only a slightly faster pace than last year. If the United States does better, so too should Asia.

Prospects this year are better than in 2001 in many of our core markets. Growth is expected across Asia, with China leading the way. India, too, will remain resilient, boosted by domestic demand. And, despite low oil prices, the outlook is for steady growth in the Middle East. There are, of course, concerns elsewhere in the emerging markets; political instability in Zimbabwe; the fall-out from Argentina's collapse; the international war against terrorism.

China has joined WTO and is opening up. It is a low cost producer as well as potentially one of the largest growth economies of the future. China is also attracting the lion's share of foreign direct investment into Asia. We have been there without a break for over 140 years and these developments offer us one of the most important opportunities of the next ten years.

Overall in 2002 the challenge for us in this uncertain world is to grow our business and produce better performance.

The Brand

Our name and logo were developed during the merger of Standard Bank and Chartered Bank in 1969. Over the years, our brand has grown from strength to strength. Research has shown that the Standard Chartered name is trusted and well liked.

To prepare ourselves to take advantage of numerous growth opportunities and to meet evolving customer needs, we have refreshed our logo and made our brand identity more contemporary and dynamic. Our refreshed brand is grounded in extensive research and will be gradually introduced throughout the Group on a replacement basis, over the next twelve months.

The new brand embodies those values in which we pride ourselves and continuously strive to deliver. It represents our renewed focus on marketing and an emphasis to be more customer centric.

The Board

I am delighted to welcome Mervyn Davies as Group Chief Executive. Mervyn became a member of the Board in 1997, having joined Standard Chartered in 1993. He has wide experience of all aspects of banking, both wholesale and consumer, and for the past three years has been based in our largest market, Hong Kong, with responsibility for our operations in North East Asia and for technology and operations. During his stay in Hong Kong, he steered the Bank through some difficult times and built a strong pool of local talent.

Mervyn succeeded Rana Talwar who resigned from the Board and as Group Chief Executive in November. In his three years as Group Chief Executive a great deal was achieved to strengthen this organisation. The two largest acquisitions in our history were completed. Grindlays transformed our operations in the Middle East and South Asia. Chase made us the leading credit card issuer in Hong Kong.

During the year Christopher Castleman, who joined the Board in 1991, reached retirement age. Christopher was the architect behind many of the acquisitions and disposals, which have rejuvenated Standard Chartered since the difficult times of the early 1990s. He provided an objective and challenging voice to our Board discussions.

Peter Wong has been appointed a Director of Standard Chartered Bank, the main operating subsidiary of the Group. Peter now has governance responsibility for Greater China, in addition to his role as Chief Executive of our business in Hong Kong. Peter is an outstanding banker and a respected member of the Hong Kong business community.

We are currently looking for a suitable candidate to succeed me as Chairman. Shareholders will be informed as soon as a decision is made.

Our People

Our offices in New York were located in World Trade Center 7, which collapsed as a result of the tragic events on 11 September. We, thankfully, suffered no injury or loss of life. The courage, commitment and ingenuity of our people in New York enabled us to continue to service our clients, processing 20,000 transactions for $55 billion on that day. In the circumstances this was well above and beyond the call of duty and to all our people in New York we owe a huge debt of gratitude.

It has been a busy year for all our staff as we integrate the acquisitions and we manage our way through the efficiency programme. The results announced today are proof of their commitment and support. On behalf of the Board I would like to thank them all.

Sir Patrick Gillam
Chairman

20 February 2002

STANDARD CHARTERED PLC – GROUP CHIEF EXECUTIVE'S REVIEW

Over the past ten years, under the leadership of first Malcolm Williamson and then Rana Talwar, Standard Chartered focused on building on its strengths in the emerging markets. The Bank was put back on a sound financial footing and a number of significant acquisitions and disposals were made. A major productivity programme was then introduced which included investment in programmes to revolutionise our technology and operating platforms.

I am determined to turn Standard Chartered from a company that is well known for its emerging markets franchise into one with a reputation for strong performance. We are in the right businesses and the right markets but the challenge for me and my management team is to demonstrate that we can improve our return on equity.

RESULTS

I believe we can be pleased with many aspects of our results in 2001. We achieved a 14 per cent growth in profits before provisions, goodwill and the restructuring charge, with a strong performance in both revenue and costs. We delivered revenue growth at nine per cent in excess of cost growth at five per cent. On an underlying basis, excluding the impact of acquisitions and disposals revenues grew five per cent and costs three per cent.

The growth in the debt charge had a significant impact on our trading profit. It was affected by three major factors: our Wholesale book in Malaysia; the increasing impact of personal bankruptcies in Hong Kong and provisions taken at the end of the year of approximately $50 million covering our exposures to one corporate customer and Argentina combined.

My Task

We have a strong franchise. We have a clearly articulated and sensible strategy and we have a strong pool of local talent. But my priority is to improve our return on equity.

The returns have undoubtedly been held back by the tough economic environment in three of our four largest markets which has contributed to a growth in bad debts. I also believe the risk reward dynamics of our business have not been right. I am therefore very focused on ensuring that we strike the right balance between pricing, revenue, volume growth and risk management.

The Executive Team, which is comprised of the Executive Directors and nine Senior Managers, has identified a number of key tasks to achieve better return on equity.

We must:

- improve capital efficiency, maintaining the right relationship between our Tier 1 and Tier 2 capital and return on equity;
- build market share in Consumer Banking by developing our product range and creating more alliances;
- in Wholesale Banking, increase our focus on value creating businesses;
- control "risk" more effectively;
- position the Bank to capture profitable growth in China;
- continue to rationalise central and support costs;
- reduce costs and improve return on equity in our smaller countries;
- deliver efficiency and flexibility from our investment in technology and operations;
- build on the turn round in Thailand and Taiwan to ensure profitability.

There are a number of major elements to this programme.

CONSUMER BANKING

Consumer Banking offers good returns and outstanding growth potential in our markets. We have strong market shares in our established markets of Hong Kong, Singapore, Malaysia, India and the UAE. In Indonesia, Taiwan, Thailand and China, we are witnessing the growth of an affluent, aspirational middle-class and are well placed to build our business in these markets.

Our Consumer Banking business is increasingly well balanced from both a product and geographic perspective. We have successfully put in place a model, which is fuelled by four growth areas - cards, mortgages, wealth management and business financial services. I would now like to focus on two products which offer exciting growth prospects.

Cards

One of our most important businesses is cards. It already accounts for around 40 per cent of our Consumer Banking revenues. We have nearly six million cards in issue. We are the market leader in both India and Hong Kong. Our objective is to be among the top three card issuers with the highest returns in each of our markets.

Cards is a business in which we price very well for risk and therefore generate good returns. For example, although the impact of Hong Kong bankruptcies can be clearly seen in the debt charge, revenue growth exceeded growth in bad debts.

Our cards business has immense growth potential. Asian markets have a rapidly growing affluent population, characterised by relatively low levels of debt and, currently, low usage of cards in relation to total personal spending when compared to more developed markets.

The work that we are doing to create global hubs under the productivity programme will provide us with a very efficient base from which to manage the expected growth and extract maximum process efficiency. We have also invested heavily in the capability to analyse cards usage and repayment behaviour. This enables us both to leverage the cards base and also to manage risk.

Wealth Management

Cards is not our only great opportunity in Consumer Banking. The mass affluent segment in Asia will grow rapidly in the years ahead. We, with our strong franchise in the upper and upper-middle customer groups are very well positioned.

We provide deposits, mutual fund distribution, retail foreign exchange and Bancassurance. All have strong prospects. I would like to just focus on one – Bancassurance.

We are one of the pioneers of Bancassurance in Asia. We have strategic alliances - mainly with Prudential, our life partner, and CGNU, our non-life partner - in our six biggest Consumer Banking markets. In 2001 360,000 policies were sold throughout our branches and revenues from sales of insurance products more than doubled. Although still a relatively small business, it is one which offers excellent growth potential for the future. The combination of manufacturers and suppliers of financial products and our customer franchise and distribution network, involves us in minimal incremental expense and low risk capital. Our intention is to be a "top three" Bancassurance player.

WHOLESALE BANKING

Over the years Standard Chartered has established lasting customer relationships and developed good products in trade and cash management. However, parts of Wholesale Banking tie up a great deal of capital and do not currently generate the returns we are seeking. We have been reviewing the business carefully using value based management techniques and this has led us to a much better understanding of where we are creating real value. Our task is to focus on relationships and products that really create value.

Global Markets

One area of this business which is key to driving better returns is the provision of treasury and foreign exchange services. In 2001 our Global Markets business had a great year. Clearly the substantial fall in US Dollar interest rates provided an important opportunity to increase revenues - and one that we fully exploited - but our strong markets performance in 2001 was also due to a greater focus on cross-selling to our outstanding customer base. We have a good position in foreign exchange and are building a more sophisticated product range to meet the needs of our customers.

Although still small by US or European standards, the debt capital markets in Asia are starting to develop. By combining our strength in syndications with the growing fixed income transaction flow, we made more than $50 million in revenue last year, arranging more syndicated loans in Asia than anyone else. Origination and distribution is key to our Global Markets business and to improving risk / reward in Wholesale Banking.

RE-ENGINEERING AND TECHNOLOGY

We have made good progress in centralising our processing into hubs in India (Chennai) and Malaysia (Kuala Lumpur) and we will accelerate this drive to improve efficiency and the quality of services for our customers. This project is leading to significantly lower costs. For example, it has meant that by the end of 2002 we will have 1,200 less staff in high cost locations. By the end of 2003, over 4,000 jobs will have moved.

Many of our operations have now been migrated into our Chennai and Kuala Lumpur centres. We will also be piloting a new hub in China. Implementation of the overall productivity programme has not been as costly as we envisaged, so the net benefit has significantly exceeded our original expectations.

Our strategy will be underpinned by continuing to invest in technology, the centralisation both of support functions and of processing systems - of which "hubbing" is part - and by using outsourcing where appropriate to improve efficiency.

ACQUISITIONS

We said that a prime task for 2001 was to integrate the Grindlays and Chase acquisitions and to continue to build the bank to unlock its real potential. This we have done. Work on the integration of both the acquisitions is ahead of schedule. We have achieved cost synergies 40 per cent higher than our targets for 2001.

Standard Chartered Nakornthon also showed a significant improvement in 2001 with integration moving forward well and a significant rationalisation of the branch network.

We are currently bidding for a controlling stake in the Bank Central Asia in Indonesia. Bank Central Asia is one of Indonesia's leading banks, with a robust financial performance. It has a primarily retail customer base with limited exposure to the corporate sector. It has 800 branches, 2,200 ATMs and it is at the heart of the Indonesian payment system. Should we win the bid, BCA will operate as a stand alone strategic investment.

CHINA

During 2001 we have strengthened our position in a number of markets. Many of these markets hold great potential for us, particularly India, Thailand and the UAE. There is one particular market, however, that over the next decade will have a really significant effect on this organisation - China.

In 2001 China was admitted into the World Trade Organisation. This will lead to an opening up of the Chinese market for banking products and services. Only a handful of foreign banks have the people, experience, contacts and approvals to really capitalise on this opportunity. While the rest of Asia has seen the effects of the slowdown, China has continued to grow strongly. It quadrupled its gross domestic product in the 1990s and by 2010 is expected to nearly treble again.

We have had a continuous presence in China for almost 150 years and we have as large a network as any foreign bank in China. From 1 February 2002, we have been allowed to provide foreign currency services to local businesses and individuals. From 2004 we will be able to do local currency business with local companies and from 2006 it will be possible to provide Consumer Banking products to individuals in China, with no geographic restrictions. Our vision is to be a dominant provider of services to the top 20 per cent of local income earners and to be recognised locally as a leading foreign bank in China.

2001 PERFORMANCE

Our performance in 2001 shows good underlying revenue growth. On costs, driven by the integration of acquisitions, the benefits of the centralisation programme and some aggressive steps on streamlining the organisation, we have more than met our targets.

The increase in the debt charge, however, is not satisfactory. We need to relentlessly control risk, by pricing properly, tightening underwriting standards, and identifying problems earlier.

Malaysia

Malaysia bore the brunt of the US downturn and its exports, particularly in areas like electronics and furniture, were badly hit. The sharply higher provisions, mainly in Wholesale Banking, had a major affect on profitability. We recognise that we have been too focused on sales and increasing revenue and not focused enough on early identification of problems. We are putting this right by tightening underwriting standards and strengthening our teams.

Hong Kong Bankruptcies

In Hong Kong there has been a growth in personal bankruptcies as changes in the bankruptcy law has led to a much greater awareness of the mechanics and apparent benefits of going bankrupt. This is a problem for all of the banking sector. We have been aggressive in our write-off policies in relation to cards and mortgages. We have taken action to mitigate this issue by tightening lines for higher risk customers and pressing the authorities in Hong Kong to establish a bureau for credit information. Bankruptcies in Hong Kong will continue to be an important issue in 2002 but the steps we are taking should improve the situation.

Balance Sheet

Managing our balance sheet is an integral part of improving our return on equity. We need to ensure we are adequately capitalised and our Tier One ratio at 8.8 per cent is within our target 7-9 per cent range. We are therefore well capitalised at the present time. We remain very committed to listing in Hong Kong, though this will not happen during the first half of 2002. While it may be appropriate to raise some equity to optimise the benefits of the listing, any decision on the size of an offering will be taken in the context of our overall objective of maximising return on equity.

THE FUTURE

I have no doubt about the ability of the people at Standard Chartered to bring about an improvement in our returns and I intend to strengthen further the Bank's performance culture. A great deal of progress is being achieved but we know that, notwithstanding the continuing difficult economic environment, we have to demonstrate that we are making solid progress.

Lastly, I would like to thank the people at Standard Chartered who, in my first two months as Chief Executive, have given me tremendous support. There is a fantastic energy in this bank - and there is a strong customer base. My job is to unleash this energy and drive it towards generating stronger shareholder returns. I have no doubt of the commitment of everyone at Standard Chartered to improve our performance.

Mervyn Davies
Group Chief Executive

20 February 2002

STANDARD CHARTERED PLC - BUSINESS REVIEW

CONSUMER BANKING

During the year the focus of Consumer Banking has been on the completion of the integration of recent acquisitions, continuing to enhance performance in established markets and investing selectively for future growth. Despite a very uncertain economic environment, good progress was made in all areas.

Sales capabilities and resources were increased in each core territory and investment continued in developing risk management capabilities by improving tools, techniques, people and skills. The business mix continued to evolve with an increasing percentage of revenues now being derived from credit cards and other unsecured lending. Revenue growth was led by unsecured products, including credit cards. Other areas, such as business financial services, which serves the small business segment, also performed well.

A number of long term initiatives are being undertaken to enhance the value of the franchise in key markets. For example, a significant upgrade of customer sales and service platforms has been started in Hong Kong. This will be rolled out to other territories during 2002 and 2003.

Cards and Personal Loans

Cards is Standard Chartered's most important business. It generates high returns on equity and has great growth potential. It is a business in which the Bank prices for risk very well.

Following the acquisition of Manhattan Card Company in Hong Kong in 2000 the Bank is now the number one card issuer in Hong Kong.

In all Asian markets market share increases were recorded in credit card outstandings. Credit cards and other unsecured lending are now one of the main engines of revenue growth for Consumer Banking. This has led to a significant increase in profitability in key markets such as Singapore, Taiwan and India. A programme to upgrade unsecured lending processing systems globally has been initiated. Rollout will commence in 2003.

In 2001 the number of cards in issue grew by 1.5 million to nearly six million and personal loan accounts grew 41 per cent.

The card bases for Standard Chartered and Grindlays have been successfully integrated in India where the Bank now has a 36 per cent share of all credit card outstandings.

Other countries in South Asia and the Middle East also saw the benefits of the Grindlays' acquisition. In the UAE for example the Bank now has a 20 per cent market share of cards in issue and in Pakistan the number topped 40 per cent.

Mortgages and Auto Finance

Earnings from mortgages and auto finance suffered as a result of continuing margin compression in a number of key markets, but most particularly in Hong Kong and Malaysia. Despite this pressure on pricing, sustained growth in outstandings of six per cent across all markets was achieved.

The Bank's share of mortgage outstandings in Hong Kong increased to around 15 per cent with the share of new business holding steady at 16 per cent.

The Bank's mortgage business in other markets, particularly Singapore, continues to make an important contribution. In Singapore, new mortgage sales of $1.3billion represented an increase of 30 per cent on 2000 and a market share of 14 per cent. Standard Chartered continually looks to develop new products for the benefit of customers. One such example is the MortgageOne account which offers the customer the ability to offset interest earned on current accounts against their mortgage interest payable. In Hong Kong a new mortgage processing system has been developed. This will be rolled out to other Asian markets in 2002.

Wealth Management

The Wealth Management business, in very difficult competitive and economic conditions, delivered a robust performance in 2001. This is testimony to the increased focus on developing products for the mass affluent consumer market and the bank's ability to adapt these products in response to changing economic circumstances.

Total assets under management grew five per cent. Many customers switched their asset holdings from traditional equity funds to low risk fixed income funds and bank deposits were slightly lower than in 2000.

Retail foreign exchange revenues increased significantly in 2001. The increased retail focus together with the launch of new structured products resulted in higher volumes of foreign exchange being sold to retail customers.

In June, Standard Chartered Bank (CI) Limited and Grindlays Private Bank Jersey, were merged to form Standard Chartered Grindlays Offshore Financial Services. This Jersey based operation provides offshore products and banking services to customers based in Africa and Asia. Sales offices have been established in London, Johannesburg, Dubai, Qatar and Hong Kong. This business complements the Bank's domestic wealth management product offerings.

Business Financial Services ("BFS")

Revenue growth of 19 per cent was achieved from the provision of banking services to small and medium sized companies. This business offers exciting growth opportunities in several larger Asian markets, including Singapore, Hong Kong and Malaysia. Growth in mortgage, Bancassurance, trade and foreign exchange earnings has provided a counter to reduced earnings from the more traditional deposits based business. Plans have been made to roll out BFS products in both India and China during 2002.

Branch and Direct Banking

As customers still prefer face-to-face contact our branches remain a key sales and service delivery channel.

In Singapore the award of an enhanced Qualifying Full Bank licence has provided significant benefit, providing increased flexibility in the upgrading of the branch network.

Following the acquisition of Grindlays, in India and in several other countries in the Middle East and South Asia, processes have been integrated and customers are now able to access a wide range of products and services from any local branch or ATM.

In Africa, a flagship branch opened in Abidjan, Ivory Coast and a new branch was opened in Nigeria.

WHOLESALE BANKING

Although the restructuring of Wholesale Banking enabled good progress to be made, there is still much to do. The steps taken in 2000 to form a cohesive wholesale banking business were welcomed by clients. This was reflected in improved returns in all areas, particularly Global Markets.

Wholesale Banking focused on a smaller number of high value customers and on improving delivery of products and services throughout the Bank's network. Across larger corporate customers, independent research shows broader penetration and deeper relationships are being built.

In 2001 the Bank's position as a Banker's Bank was strengthened, with relationship management teams delivering a complete range of services to financial institutions globally. Market share grew in key markets and several large mandates were won from OECD banks for the outsourcing of their trade business.

The focus to build business with Development Organisations, which consist of aid agencies and development institutions, continues. Standard Chartered's expertise in Asia and Africa provides an excellent strategic fit in helping these organisations effectively facilitate humanitarian and development aid.

Global Markets

A strong Emerging Markets Foreign Exchange (FX) and Interest Rate position has been built by broadening derivative product capabilities. Standard Chartered was voted "Best Bank in FX in Asia Pacific", "Best Bank for Emerging Asian Currencies" and "Best Bank for Emerging African / Middle Eastern Currencies" in FX Week's global survey. In South Asia, real benefits are being seen from the successful integration of Grindlays.

Standard Chartered has continued to develop on-line delivery platforms and deal volumes across these platforms have increased substantially. The Bank's position as a key provider of automated pricing in the Emerging Market currencies to the major on-line FX portals is being strengthened.

During 2001, strong progress was made in growing the Fixed Income business. The Bank was voted "Rising Star Asian Currency Bond House" in The Asset Asian Awards and ranked fourth overall among Asia's top "bookrunners" for all Asian currency bonds (excluding Japan). Top rankings were achieved in the deal league tables of India and Thailand. Standard Chartered's position as an effective bridge for foreign issuers to tap local capital markets for debt financing was confirmed by the ranking as the top bookrunner for non-domestic Singapore dollar bonds.

The Syndications team also had an excellent year in 2001. The team now ranks No. 3 overall among Asia's Top Arrangers of Syndicated Loans. Deals were done in all key markets across the world – specifically Asia Pacific, Middle East and Africa.

In India a Funds Management business was started, leveraging strong money market skills, and existing Asset Management business, to provide debt funds to customers. A US Dollar Liquidity Fund (rated Aaa/MR1+ by Moody's Investors Service) was launched in November and has been well received by potential investors. Standard Chartered's India debt fund is currently the second largest fund in this rapidly growing market.

Trade Finance and Lending

The traditional Trade Finance and Lending businesses continue to be repositioned. Despite trade volumes being affected by the post 11 September global downturn, market share in key geographies increased.

In Hong Kong B2BeX was introduced. This is a leading-edge platform which provides customers with an on-line, integrated suite of products designed to solve many of the difficulties associated with international trade. This saves clients both time and money. Pilot testing was done in the last quarter of 2001. Early customer response has been very positive and it is expected that this service will be promoted in different markets in 2002. B2BeX will significantly differentiate the Bank's trade services and contribute new sources of revenue.

Standard Chartered was voted Best Trade Finance Bank in The Asset Triple A Awards for the second consecutive year, and won Trade Finance Magazine's Deal of the Year Award.

The Bank is an acknowledged leader in commodity, structured trade, export finance and forfaiting. It is also a leading provider of Export Credit Agency financing programmes, an expertise particularly valuable in today's challenging economic environment.

Cash Management and Custody

Innovative new Cash Management products continue to be developed. There is strong momentum in this business which was reflected in the increasing number of regional cash mandates won from major international organisations.

In response to customers' growing demands for "connectivity", Web Bank, an internet delivery channel that will position Standard Chartered as the most comprehensive provider of internet-based reporting and transactions initiation, will be launched in 2002.

In 2001 Straight Through Services (STS) was established in a number of markets. This is an integrated, fully automated e-payment solution. It won the Innovative Service Award from the Hong Kong General Chamber of Commerce.

Standard Chartered's expertise and reliability in US Dollar clearing services was proven on 11 September when $55 billion was cleared that day, without loss, despite losing the Bank's New York office at World Trade Center 7. This was a remarkable achievement and a tribute to both the Bank's people and to disaster recovery capabilities.

In Custody, the Bank has significant market share and continues to be a leader in Asia. In the Global Custodian Agent Bank survey, Standard Chartered was rated No 1 in six markets. The Custody business is of strategic importance to the Bank and in 2002 a leading-edge Internet solution will be launched that provides intra-day reporting and transaction initiation. As expected, it was affected in 2001 by the low levels of activity in the equity markets.

TECHNOLOGY

Underpinning the success of the development of both Consumer Banking and Wholesale Banking is an intensified focus on technology. The Group's information services and technology areas have been remodelled to provide more capacity, greater efficiency and release more senior technology management time to support the businesses. Technology is now an integrated part of the Bank's thinking, planning and management, and not a separate support function.

Global Hubs

A major IT service delivery initiative has revolutionised the way technology is managed. Under this project around half of the IT activities of over 50 countries are being centralised into two low cost hubs, Chennai and Kuala Lumpur. These hubs are now "live" and several countries links are now active. This has already led to a considerable saving in costs and headcount.

The Bank's centralisation of its service delivery processes into Chennai and Kuala Lumpur continues to progress smoothly. With the establishment of the Chennai and Kuala Lumpur hubs, Hong Kong and Singapore trade processing costs have been reduced by 40 per cent.

Integration

The project to integrate the technologies of Standard Chartered and Grindlays is one of the largest projects ever undertaken by the Group. In August 2001, 350,000 Grindlays credit card holders were migrated onto the Standard Chartered system. Over eighty per cent of the integration process is now complete. The remaining two small countries - Qatar and Nepal - will be integrated during 2002. This is several months ahead of the original schedule.

Within six months of acquiring Chase, Hong Kong, 30,000 bank accounts, 7,000 mortgages, 30,000 personal loans as well as 800,000 credit cards were successfully converted onto Standard Chartered's ATM, branch and telephone systems.

Data Network

In May 2001, the Bank signed a contract with Cable and Wireless to build a "state of the art" international data network to which nearly all countries will be connected. This project will reduce data telecoms costs by 25 per cent over five years and is an essential enabler for other centralisation projects, as well as numerous business initiatives. The objective is to drive down costs and provide increased efficiency and flexibility to support business development.

STANDARD CHARTERED PLC - BUSINESS REVIEW (continued)

Technology - Supporting Business Development

A major focus of the Group's investment in technology is to provide support for business development.

In Consumer Banking, a number of technology based products were introduced. These included the MortgageOne Account, an all-in-one bank account which is now available in Hong Kong, Malaysia, Taiwan and India; a number of investment based wealth management e-products, which were implemented across the Asia Pacific region; a new web technology-based "teller" system in Hong Kong, which is now handling 70,000 transactions per day. Called "Service Banker", this has performed so well it will be rolled out in Singapore in 2002.

In Wholesale Banking, in addition to the B2BeX internet based trade processing service, a number of global markets, cash management and custody applications were introduced leading to significant cost savings and improved customer service.

There has also been significant investment in IT systems development in the majority of the Bank's countries in Africa and the Middle East and South Asia.

Standard Chartered operates sophisticated banking systems in 57 countries, many of which are emerging markets and have very basic technological and telecommunication infrastructures. The Bank takes great pride in its success in maintaining world class standards of service delivery in these challenging environments.

The continuing development of technology systems and their close alignment with business objectives is a priority in 2002.

STANDARD CHARTERED PLC – FINANCIAL REVIEW

GROUP SUMMARY

Standard Chartered operated in very difficult markets during 2001. The challenges of global economic slowdown and competitive pressures on mortgage margins were compounded in the second half by the uncertainty following the tragic events of 11 September and its impact on consumer confidence. The Group's operating profit before goodwill, restructuring and provisions at $2,019 million for the year was 14 per cent higher than the previous year. It is a resilient performance in the circumstances and demonstrates strong revenue growth with excellent control of costs. Credit losses were sharply higher, driven in particular by Malaysia, the Americas and personal bankruptcies in Hong Kong.

The results include the full year effect of the acquisitions of Grindlays and the Chase Hong Kong consumer banking business ("Chase HK") and the disposal of Chartered Trust. This is illustrated in the table below:

	2001			2000		
	As Reported $m	Acquisitions $m	Underlying $m	As Reported $m	Acquisitions/ Disposal $m	Underlying $m
Net revenue	4,515	577	3,938	4,114	377	3,737
Estimated net funding cost of acquisitions	(51)	(51)	-	(24)	(24)	-
Net revenue after cost of funding	4,464	526	3,938	4,090	353	3,737
Operating costs (excl. goodwill and restructuring)	(2,445)	(306)	(2,139)	(2,320)	(245)	(2,075)
Operating profit before goodwill, restructuring and provisions	2,019	220	1,799	1,770	108	1,662
Amortisation of goodwill	(140)	(103)	(37)	(71)	(37)	(34)
Restructuring	-	-	-	(323)	(79)	(244)
Profit before provisions	1,879	117	1,762	1,376	(8)	1384
Charge for debts	(731)	(71)	(660)	(470)	(53)	(417)
Operating profit	1,148	46	1,102	906	(61)	967
Net interest margin	3.1%			3.1%		
Interest spread	2.6%			2.5%		
Cost / Income ratio - normalised	55.1%			56.9%		
Return on equity	12.3%			13.8%		
Earnings per share - normalised	66.3c			71.1c		

The integration strategies for these acquisitions are proceeding well with much of the synergistic benefits accruing within the underlying business rather than the legal entities acquired. At the time of the acquisitions the expected combined synergistic benefits for 2001 were $50 million. The actual benefits that have been achieved are pleasingly ahead of target at $70 million.

STANDARD CHARTERED PLC - FINANCIAL REVIEW (continued)

Revenue in 2001 has grown by nine per cent in total to $4,464 million and by five per cent underlying. This is a strong achievement given the economic environment and especially given the loss of approximately $120 million of revenue as a direct result of re-pricing in the Hong Kong mortgage market.

Overall the Group's average net interest margin has remained stable at 3.1 per cent, but there are a number of offsetting influences. The sale of the high margin Chartered Trust business, price competition in Hong Kong mortgages and lower prevailing interest rates, all had a negative impact. Offsetting these influences were the growth in high yielding cards business and the increased contribution from our businesses in India and Middle East and other South Asia ("MESA").

Fees and commissions have risen by ten per cent and by eight per cent underlying. Growth has primarily been driven by the cards business. Major declines in export volumes in the Group's principal markets had a direct impact on trade revenues. Revenues from the custody business were down by 38 per cent at $65 million reflecting the decline in the level and activity of equity markets.

Dealing profits were up by 25 per cent, and by 21 per cent underlying, as the Group continued to expand its customer driven treasury business, while at the same time, enhancing its product offering.

Total operating expenses were five per cent lower in 2001 compared to the previous year. Excluding goodwill, and the restructuring charge taken in 2000, there was an increase of five per cent and underlying costs grew by three per cent. The cost benefits driven from the efficiency programme, which is reviewed in more detail below, has been re-invested into the Group's key value generating businesses, in particular Cards and Wealth Management. The normalised cost income ratio improved from 56.9 per cent in 2000 to 55.1 per cent in 2001.

The net provisions for bad and doubtful debts and contingents at $731 million in 2001 were $261 million higher than the previous year. There were three significant factors affecting the net charge; personal bankruptcies in Hong Kong, a sharply higher charge in Wholesale Banking in Malaysia and increased provisions in the Americas mainly relating to one corporate customer and Argentina.

Overall return on equity (normalised) was 12.3 per cent compared to 13.8 per cent in 2000.

STANDARD CHARTERED PLC - FINANCIAL REVIEW (continued)

CONSUMER BANKING

Consumer Banking is a very attractive business offering high returns on capital and the potential for significant future growth. Its performance in 2001 was held back by low consumer confidence, particularly in the second half of the year, competitive pressures on mortgage margins in all key markets, and higher personal bankruptcies in Hong Kong.

The following table provides an analysis of operating profit before tax by geographic segment for Consumer Banking.

2001

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Consumer Banking Total $m
Revenue	1,048	253	141	212	190	181	131	84	2,240
Costs	(474)	(95)	(77)	(171)	(132)	(108)	(122)	(75)	(1,254)
Charge for debts	(226)	(17)	(11)	(35)	(19)	(15)	(3)	(4)	(330)
Operating profit	348	141	53	6	39	58	6	5	656

2000

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Consumer Banking Total $m
Revenue	836	236	142	179	132	129	159	258	2,071
Costs	(375)	(83)	(66)	(180)	(78)	(67)	(116)	(159)	(1,124)
Charge for debts	(77)	(6)	(4)	(23)	(20)	(12)	(2)	(38)	(182)
Operating profit	384	147	72	(24)	34	50	41	61	765

In Hong Kong, profit before provisions has grown by 25 per cent reflecting the Chase HK acquisition. The underlying results were adversely affected by the revenue shortfall suffered from mortgage price competition and would have been about $120 million higher without this effect. Excluding Chase HK and the effect of mortgage re-pricing, underlying pre-provision profit increased by 20 per cent.

The decline in profit in Singapore and Malaysia was also driven by margin pressure from price competition. Taiwan and Thailand are important growth markets and the improvement in performance in both these markets in 2001 was most encouraging. The integration of the Grindlays acquisition is progressing in line with expectations and underlying results in India and MESA were satisfactory. In Africa profit has fallen as a result of lower margins on the liability led consumer business. The decline in profit in the UK and Americas reflected the sale of Chartered Trust in 2000.

Overall growth in Consumer Banking revenue was eight per cent and underlying growth was four per cent. An analysis of revenue by product is set out below:

Revenue by product	**2001 $m**	2000 $m
Cards / Personal Loans	**991**	624
Wealth Management / Deposits	**774**	626
Mortgages and Auto Finance	**407**	748
Other	**68**	73
	2,240	2,071

The Cards business continued to progress strongly with market share gains being achieved in most countries and margins remaining strong. Hong Kong accounts for 40 per cent of the business, but India, Taiwan and a number of other markets are gaining in importance. Excluding Chase HK, organic growth in revenues arising from Cards and Personal Loans was 31 per cent.

In Wealth Management the Group made steady progress despite the lower prevailing interest rates impacting deposit revenues. The condition of the equity markets held back growth in unit trust distribution. However, assets under management still grew by more than 30 per cent. Bancassurance and retail foreign exchange also grew strongly.

The disposal of Chartered Trust accounts for $186 million reduction in revenues from Mortgages and Auto Finance and price competition a further $120 million.

Total costs in Consumer Banking have grown by 12 per cent and the underlying costs by ten per cent. The Group continues to invest in opportunities for growth, particularly in Cards and Wealth Management.

The increased debt charge in Consumer Banking was partly driven by higher volumes; outstandings increased by nine per cent. However the principal reason was the rapid growth in personal bankruptcies in Hong Kong in the second half of 2001.

WHOLESALE BANKING

Wholesale Banking is being repositioned to provide greater focus on where the Group can provide added value products and services to customers with appropriate returns on the capital employed. In 2001 operating profit was up by 13 per cent and reflects a very strong performance from Global Markets. The following table provides an analysis of operating profit by geographic segment:

	2001								
	Asia Pacific								
	Hong Kong $m	**Singapore $m**	**Malaysia $m**	**Other Asia Pacific $m**	**India $m**	**Middle East & Other S Asia $m**	**Africa $m**	**Americas UK & Group Head Office $m**	**Wholesale Banking Total $m**
Revenue	**410**	**194**	**100**	**324**	**168**	**261**	**225**	**542**	**2,224**
Costs	**(205)**	**(110)**	**(54)**	**(233)**	**(77)**	**(99)**	**(104)**	**(309)**	**(1,191)**
Charge for debts	**(31)**	**(34)**	**(119)**	**(51)**	**(8)**	**(24)**	**(10)**	**(124)**	**(401)**
Operating profit	**174**	**50**	**(73)**	**40**	**83**	**138**	**111**	**109**	**632**

STANDARD CHARTERED PLC - FINANCIAL REVIEW (continued)

	2000								
	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Wholesale Banking Total $m
Revenue	360	200	121	338	141	174	209	476	2,019
Costs	(178)	(93)	(50)	(268)	(54)	(88)	(96)	(346)	(1,173)
Charge for debts	(49)	(14)	(21)	(37)	(11)	(16)	(48)	(92)	(288)
Operating profit	133	93	50	33	76	70	65	38	558

Wholesale Banking in Hong Kong achieved strong growth in profitability, offsetting weakness in trade finance with good performance in other areas. The weaker profits elsewhere in Asia were caused by the recessionary conditions in Singapore and difficult trading conditions throughout the region. The performance in Malaysia, in particular, was very disappointing. The heavy impact on export volumes of the US slowdown and the affect into the wider economy led to a high level of new provisioning. The business in India, MESA and Africa progressed well. The strong performance in the Americas and UK was driven by Global Markets.

Overall growth in Wholesale Banking revenue was ten per cent and underlying growth was six per cent. An analysis of revenue by product is set out below:

Revenue by product	**2001 $m**	2000 $m
Trade and Lending	**880**	987
Global Markets	**924**	588
Cash Management	**355**	354
Custody	**65**	90
	2,224	2,019

The major declines in export volumes in the Group's principal markets had a direct impact on trade revenues and loan demand generally was also weak. In addition, the Group has taken proactive action to cut lending lines that were not generating appropriate returns.

Global Markets had a strong year. This, in part, was due to the Group correctly positioning its book to take advantage of falling interest rates; revenues from asset and liability management rose by more than $200 million. However, the Group has also been successful in driving sustainable customer driven earnings through its treasury and debt capital markets activities. As a result, dealing income rose by 25 per cent.

The performance from Cash Management was satisfactory. Lower interest rates had a negative impact on earnings from interest free balances but this was offset through higher transaction volume. Custody revenue was down, driven by the level and activity of equity markets, although the Group continues to maintain strong market positions.

The cost base of Wholesale Banking was tightly controlled in 2001 with an increase of just one per cent. This reflects the benefits of restructuring.

The major driver of the increased debt charge in Wholesale Banking was Malaysia where the charge rose by $98 million. The portfolio was adversely impacted by the fall in exports to the US and the knock on impact that had on the Malaysian economy and equity markets. The portfolio in the Americas also deteriorated because of the difficult economic conditions. The Group took provisions of $50 million against one corporate customer and Argentina.

RISK

Risk is inherent in the Group's business and the effective management of that risk is seen as a core competence within Standard Chartered. Through its risk management structure the Group seeks to manage efficiently the eight core risks: Credit, Market, Country and Liquidity risk arise directly through the Group's commercial activities whilst Business, Regulatory, Operational and Reputational risk are a normal consequence of any business undertaking. The key element of risk management philosophy is for the risk functions to operate as an independent control function working in partnership with the business units to provide a competitive advantage to the Group.

Credit Risk

Credit risk is the risk that a counterparty will not settle its obligations in accordance with agreed terms.

Credit exposures include individual borrowers, connected groups of counterparties, and portfolios, on the banking and trading books.

The following table sets out an analysis of the Group's net loans and advances as at 31 December 2001 and 31 December 2000 by the principal category of borrowers business or industry and/or geographical distribution:

	2001								
	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans to Individuals									
Mortgages	12,560	3,005	1,784	698	142	38	16	506	18,749
Other	3,368	1,172	519	1,111	721	1,462	155	158	8,666
Consumer Banking	15,928	4,177	2,303	1,809	863	1,500	171	664	27,415
Loans to Governments	-	-	309	19	5	12	1	576	922
Agriculture, Forestry and Fishing	8	16	69	64	103	16	80	281	637
Mining and Quarrying	-	2	28	35	15	139	32	726	977
Manufacturing	1,005	510	277	2,261	553	1,037	288	2,410	8,341
Electricity, Gas and Water	318	34	28	188	80	29	40	248	965
Construction	56	57	40	39	22	104	16	68	402
Commerce	936	554	223	605	45	703	245	928	4,239
Transport, Storage and Communication	313	247	75	88	103	192	38	1,173	2,229
Financing, Insurance and Business services	1,836	558	309	532	124	312	40	1,468	5,179
Other	745	673	44	202	10	73	18	402	2,167
Wholesale Banking	5,217	2,651	1,402	4,033	1,060	2,617	798	8,280	26,058
General Provisions								(468)	(468)
Total loans and advances to customers	21,145	6,828	3,705	5,842	1,923	4,117	969	8,476	53,005
Total loans and advances to banks	1,227	2,315	607	3,184	398	1,704	325	9,818	19,578

STANDARD CHARTERED PLC - FINANCIAL REVIEW (continued)

	2000								
	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans to Individuals									
Mortgages	12,088	2,829	1,730	458	119	46	18	448	17,736
Other	3,178	877	118	1,106	638	1,208	128	121	7,374
Consumer Banking	15,266	3,706	1,848	1,564	757	1,254	146	569	25,110
Loans to Governments	-	58	755	34	5	11	4	358	1,225
Agriculture, Forestry and Fishing	13	59	90	79	19	15	95	225	595
Mining and Quarrying	-	2	19	52	1	41	71	370	556
Manufacturing	1,070	397	420	1,953	701	1,193	346	1,794	7,874
Electricity, Gas and Water	250	45	108	202	55	21	33	215	929
Construction	72	46	58	67	26	105	17	46	437
Commerce	1,187	773	249	612	27	947	238	2,390	6,423
Transport, Storage and Communication	516	337	136	244	39	125	63	1,099	2,559
Financing, Insurance and Business services	1,625	529	360	666	95	367	21	1,345	5,008
Other	616	342	48	31	35	183	37	342	1,634
Wholesale Banking	5,349	2,588	2,243	3,940	1,003	3,008	925	8,184	27,240
General Provisions								(468)	(468)
Total loans and advances to customers	20,615	6,294	4,091	5,504	1,760	4,262	1,071	8,285	51,882
Total Loans and advances to banks	2,122	3,390	414	3,089	393	1,308	198	12,845	23,759

Problem Credits

The Group employs a variety of tools to monitor the portfolio and to ensure the timely recognition of problem credits. In Wholesale Banking, accounts are placed on Early Alert when they display signs of weakness. Such accounts are subject to a dedicated process involving senior risk officers and representatives from a specialist recovery unit, which is independent of the business units. Account plans are re-evaluated and remedial actions are agreed and monitored until complete. Remedial actions include, but are not limited to, exposure reduction, security enhancement, exit of the account or immediate movement of the account into the control of the specialist recovery unit.

In Consumer Banking, an account is considered to be in default when payment is not received on due date. Accounts which are overdue by more than 30 days (60 days for mortgages) are considered delinquent. These are closely monitored and subject to a special collections process.

In general, loans are treated as Non Performing when interest or principal is 90 days or more past due.

STANDARD CHARTERED PLC - FINANCIAL REVIEW (continued)

Consumer Banking:

Provisions are derived on a formulaic basis depending on the product:

- Mortgages: a provision is raised where accounts are 150 days past due based on the difference between the outstanding value of the loan and the forced sale value of the underlying asset.
- Credit cards: a charge off is made for all balances which are 150 days past due.
- Other unsecured Consumer Banking products: a charge off is made at 150 days past due.
- Other secured Consumer Banking products: a provision is raised at 90 days past due for the difference between the outstanding value and the forced sale value of the underlying asset. The underlying asset is then revalued periodically until disposal.

The following table sets out the non-performing portfolio in Consumer Banking:

2001

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances – Gross non-performing	164	115	168	126	39	78	18	21	729
Specific provisions for bad and doubtful debts	(70)	(15)	(20)	(24)	(11)	(52)	(5)	(13)	(210)
Interest in suspense	-	(2)	(20)	(8)	(6)	(15)	(7)	-	(58)
Net non-performing loans and advances	94	98	128	94	22	11	6	8	461

2000

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances – Gross non-performing	84	62	151	110	50	64	17	2	540
Specific provisions for bad and doubtful debts	(41)	(17)	(21)	(22)	(30)	(45)	(6)	-	(182)
Interest in suspense	-	(3)	(18)	(6)	(5)	(5)	(5)	-	(42)
Net non-performing loans and advances	43	42	112	82	15	14	6	2	316

Wholesale Banking:
Loans are designated as non-performing as soon as payment of interest or principal is 90 days or more overdue or where sufficient weakness is recognised that full payment of either interest or principal becomes questionable. Where customer accounts are recognised as non-performing or display weakness that may result in non-performing status being assigned, they are passed to the management of a specialist unit, which is independent of the main businesses of the Group.

For loans and advances designated non-performing, interest continues to accrue on the customer's account but is not included in income.

Where the principal or a portion thereof, is considered uncollectable and of such little realisable value that it can no longer be included at its full nominal amount on the balance sheet, a specific provision is raised. In any decision relating to the raising of provisions, the Group attempts to balance economic conditions, local knowledge and experience and the results of independent asset reviews. Where it is considered that there is no realistic prospect of recovering the principal of an account against which a specific provision has been raised, then that amount will be written off. The Group reports non-performing loans at net at risk two years after first raising a specific provision. Net at risk is the result of netting interest in suspense and specific provision against applicable gross outstandings. Normal account management and collection efforts are not impacted by this process.

The following table sets out the non-performing portfolio in Wholesale Banking:

	2001								
	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances – Gross non-performing	252	120	275	905	43	284	87	498	2,464
Specific provisions for bad and doubtful debts	(60)	(36)	(126)	(122)	(29)	(121)	(47)	(200)	(741)
Interest in suspense	(18)	(11)	(23)	(14)	(10)	(33)	(29)	(29)	(167)
Net non-performing loans and advances	174	73	126	769	4	130	11	269	1,556

Included in Other Asia Pacific are net non-performing loans of $684 million (2000: $724 million) in Standard Chartered Nakornthon Bank ("SCNB"). Refer to note 11 on page 46.

	2000								
	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances –								339	
Gross non-performing	565	215	184	1,067	48	302	93	339	2,813
Specific provisions for bad and doubtful debts	(186)	(73)	(50)	(270)	(23)	(164)	(46)	(152)	(964)
Interest in suspense	(91)	(33)	(24)	(38)	(8)	(44)	(28)	(14)	(280)
Net non-performing loans and advances	288	109	110	759	17	94	19	173	1,569

Group

The following table sets out the movements in the Group's total specific provisions:

	2001								
	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Provisions held at 1 January 2001	227	90	71	292	53	209	52	152	1,146
Exchange translation differences	(3)	(2)	-	6	(1)	(2)	(5)	(5)	(12)
Amounts written off	(359)	(96)	(64)	(230)	(54)	(106)	(9)	(83)	(1,001)
Recoveries of amounts previously written off	8	7	11	10	8	1	1	5	51
Other	-	-	(2)	(18)	7	32	-	16	35
New provisions	318	71	154	140	68	66	20	157	994
Recoveries/provisions no longer required	(61)	(19)	(24)	(54)	(41)	(27)	(7)	(29)	(262)
Net charge against profit	257	52	130	86	27	39	13	128	732
Provisions held at 31 December 2001	130	51	146	146	40	173	52	213	951

STANDARD CHARTERED PLC - FINANCIAL REVIEW (continued)

	2000								
	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Provisions held at 1 January 2000	329	133	109	479	32	110	14	313	1,519
Exchange translation differences	(2)	(3)	(1)	(14)	(3)	3	(6)	(1)	(27)
Amounts written off	(252)	(63)	(73)	(292)	(52)	(68)	(7)	(198)	(1,005)
Recoveries of amounts previously written off	7	5	11	14	5	2	1	7	52
Business acquisitions	9	-	-	-	40	116	-	-	165
Business disposals	-	-	-	-	-	-	-	(68)	(68)
Other	10	-	-	45	1	18	-	(26)	48
New provisions	170	43	50	131	53	37	56	165	705
Recoveries/provisions no longer required	(44)	(25)	(25)	(71)	(23)	(9)	(6)	(40)	(243)
Net charge against profit	126	18	25	60	30	28	50	125	462
Provisions held at 31 December 2000	227	90	71	292	53	209	52	152	1,146

Of the amounts written off and the recoveries of amounts previously written off:

	2001 $m	2000 $m
Covered by specific provisions	**817**	923
Not covered by specific provisions	**184**	82
Recoveries of loans previously written off	**(51)**	(52)
	950	953

Excluding the SCNB non-performing loan portfolio, specific provisions and interest in suspense together cover 45 per cent (2000: 55 per cent) of total non-performing lending to customers.

Corporate loans and advances to customers against which provisions have been outstanding for two years or more are written down to their net realisable value. If lending and provisions are adjusted for the cumulative amounts written down, the effective cover is 67 per cent (2000: 69 per cent).

Country Risk

Country Risk is the risk that a counterparty is unable to meet its contractual obligations as a result of adverse economic conditions or actions taken by governments in the relevant country.

The following table shows the Group's cross border assets, including acceptances, where they exceed 1 per cent of the Group's total assets. Cross border assets exclude facilities provided within the Group. They comprise loans and advances, interest bearing deposits with other banks, trade and other bills, acceptances, amounts receivable under finance leases, certificates of deposit and other negotiable paper and investment securities where the counterparty is resident in a country other than that where the cross border asset is recorded. Cross border assets also include exposures to local residents denominated in currencies other than the local currency.

	2001			
	Public sector $m	**Banks $m**	**Other $m**	**Total $m**
USA	**1,637**	**1,330**	**1,750**	**4,717**
Germany	**-**	**3,546**	**119**	**3,665**
Hong Kong	**8**	**167**	**1,685**	**1,860**
Singapore	**25**	**310**	**1,485**	**1,820**
Korea	**5**	**1,214**	**203**	**1,422**
France	**-**	**1,281**	**409**	**1,690**
Italy	**396**	**1,047**	**239**	**1,682**

	2000			
	Public Sector $m	Banks $m	Other $m	Total $m
USA	643	1,583	696	2,922
Germany	-	2,408	13	2,421
Hong Kong	12	81	1,921	2,014
Singapore	4	672	1,070	1,746
Korea	97	1,349	112	1,558
France	3	857	665	1,525
Italy	194	1,243	32	1,469
Japan	-	1,027	57	1,084
Australia	122	877	69	1,068

Market Risk

The Group recognises market risk as the exposure created by the potential changes in market prices and rates. The Group measures the impact of market price and rate risk using Value at Risk ("VaR") models.

The total VaR for market risks in the Group's trading book as at 31 December 2001 was $3.5 million compared to $5.8 million at 31 December 2000. Of this total $2.1 million related to interest rate risk and $1.5 million to exchange rate risk. The corresponding figures as at 31 December 2000 were $3.6 million and $2.4 million respectively.

The Group has no significant trading exposure to equity or commodity price risk. No offsets are allowed between exchange rate and interest rate exposures when VaR limits are set. The average VaR in the trading book during the year was $5.1 million (2000: $4.7 million) with a maximum exposure of $9.5 million. The average level of risk was higher in 2001 than the prior year due to interest rate risk resulting from increased trading in fixed income products.

VaR for interest rate risk in the non-trading books of the Group totalled $11.6 million at 31 December 2001, compared to $5.7 million a year earlier. The difference arises from an increase in exposure to interest rate risk in the longer dated maturities.

Liquidity Risk

The Group defines liquidity risk as the risk that funds will not be available to meet liabilities as they fall due.

A range of tools are used for the management of liquidity. These comprise commitment and wholesale borrowing guidelines, key balance sheet ratios and medium term funding requirements.

At the local level, in line with policy, the day to day monitoring of future cash flows takes place and suitable levels of easily marketable assets are maintained by the businesses.

Operational and Other Risks

Operational Risk is the risk of direct or indirect loss due to an event or action causing failure of technology, processes, infrastructure, personnel, and other risks having operational risk impact. Other risks recognised by the Group include Business, Legal, Regulatory and Reputational risks. Standard Chartered seeks to minimise actual or potential losses from Operational Risk failures through a framework of policies and procedures that identify, assess, control, manage and report risks.

An independent Group Operational Risk function is responsible for establishing and maintaining the overall Operational Risk framework. The Group Operational Risk function provides reports to the Group Risk Committee and the Audit and Risk Committee.

Compliance with Operational Risk policy is the responsibility of all managers. In every country, a Country Operational Risk Group (CORG) has been established. It is the responsibility of the CORG to ensure appropriate risk management frameworks are in place and to monitor and manage operational risk. CORGs are chaired by Country Chief Executives.

Business units are required to monitor their Operational Risks using Group and business level standards and indicators. Significant issues and exceptions must be reported to the CORG. Where appropriate, issues must also be reported to Business Risk Committees and the Group Risk Committee.

STANDARD CHARTERED PLC - FINANCIAL REVIEW (continued)

CAPITAL

Standard Chartered's policy is to maintain a conservative balance sheet and strong capital base with a Tier 1 ratio in the range of seven per cent to nine per cent.

Capital ratios	**2001 $m**	2000 $m
Tier 1 capital	**6,092**	4,531
Tier 2 capital	**4,994**	4,531
	11,086	9,062
Less supervisory adjustments	**(19)**	(34)
Adjusted capital base	**11,067**	9,028
Risk weighted assets	**53,825**	50,485
Risk weighted contingents	**15,517**	13,981
Total risk weighted assets and contingents	**69,342**	64,466
Capital ratios	**%**	%
Tier 1 capital	**8.8**	7.0
Total capital	**16.0**	14.0

	2001 $m	2000 $m
Shareholders' funds		
Equity	**6,123**	6,055
Non Equity	**1,259**	298
	7,382	6,353
Post tax return on equity (normalised)	**12.3%**	13.8%

Under the terms of the share conversion on 18 January 2001, each shareholder of Standard Chartered PLC received one new ordinary share of $0.50 for each ordinary share of £0.25 that they held before the conversion. The ordinary shares of £0.25 each have been cancelled and share certificates for these shares are no longer valid.

On 26 June 2001 the Company issued 1 million Non-cumulative Preference Shares with a nominal value of $5 at a price of $1,000 per Preference Share. The Preference Shares rank pari passu inter se with the existing preference shares and in priority to the ordinary shares. Subject to certain conditions, all or part of the Preference Shares may be redeemed at the option of the issuer, at dividend payment dates on or after October 2006.

On 11 May 2001 the Group issued £300 million of 8.103 per cent Step up Callable Perpetual Preferred Securities. The Preferred Securities are redeemable at the option of Standard Chartered Bank on 11 May 2016 or on any subsequent coupon payment date at their principal amount together with any outstanding payments.

On 30 May 2001 the Group issued $700 million of 8.0 per cent Subordinated notes due 2031. The notes were issued at a discount which will be amortised over the life of the notes (30 years).

$200 million subordinated floating rate Notes ("the Notes") were redeemed by Standard Chartered Bank on 26 December 2001 (the "Redemption date") pursuant to the Terms and Conditions of the Notes. The Notes were redeemed at 100 per cent of their principal amount together with accrued interest to the Redemption date.

EFFICIENCY PROGRAMME

In August 2000 the Group announced an efficiency programme, the purpose of which was to improve productivity and to build an operational platform to support future growth. Excellent progress has been made to date. The total cost saves were higher, implementation spend lower and the net cost benefit was over $100 million better than originally forecast.

Headcount reductions are on track to meet the targets set.

	Achieved at end of 2001		Original Target over 3 Years	
	Headcount reduction	Headcount addition	Headcount reduction	Headcount addition
Centralising of processing and support operations	817	390	2,000	1,000
Operational efficiencies	2,375	-	2,100	-
Integration of acquisitions	2,096	-	2,100	-
	5,288	390	6,200	1,000

Cost Synergies	Achieved	Target				
	2001	2001	2002		2003	
			Old	New	Old	New
Centralising of processing and support operations	19	29	64	64	93	100
Operational efficiencies	60	29	64	80	79	90
Integration of acquisitions	70	50	86	100	103	115
	149	108	214	244	275	305
Investment Spend	(93)	(167)	(132)	(114)	(116)	(136)
Net Cost Benefit	56	(59)	82	130	159	169

A more conservative approach to the phasing of migration of operations to the hubs has been taken resulting in lower synergies from the centralisation programme in 2001. However the expected implementation spend to fully roll out this project has also come down, particularly in the areas of systems development and technical infrastructure.

The scope of the operational restructuring was extended and accelerated following the events of 11 September. Through this, operational efficiencies twice the level originally expected have been achieved. The acquisition integration programmes have been effectively managed and the cost synergies driven through these programmes in 2001 are also well ahead of target.

The Group expects to exceed the total targeted net benefits of the efficiency programme by over 20 per cent over the next two years through a combination of both higher cost savings and a 17 per cent reduction in implementation spend.

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 December 2001

	Notes	2001 $m	2000 $m
Interest receivable		**6,419**	6,905
Interest payable		**(3,460)**	(4,196)
Net interest income		**2,959**	2,709
Fees and commissions receivable, net		**977**	888
Dealing profits and exchange	4	**470**	377
Other operating income	5	**58**	116
		1,505	1,381
Net revenue		**4,464**	4,090
Administrative expenses:			
Staff		**(1,241)**	(1,387)
Premises		**(285)**	(302)
Other		**(735)**	(728)
Depreciation and amortisation, of which:		**(324)**	(297)
Amortisation of goodwill		**(140)**	(71)
Other		**(184)**	(226)
Total expenses: - ongoing		**(2,585)**	(2,391)
- restructuring		**-**	(323)
Total operating expenses		**(2,585)**	(2,714)
Operating profit before provisions		**1,879**	1,376
Provisions for bad and doubtful debts	1,2,10	**(732)**	(462)
Provisions for contingent liabilities and commitments		**1**	(8)
Operating profit		**1,148**	906
Profit on disposal of subsidiary undertakings		**-**	532
Profit before taxation	1,2	**1,148**	1,438
Taxation	6	**(378)**	(377)
Profit after taxation		**770**	1,061
Minority interests (equity)		**(12)**	(6)
Minority interests (non-equity)		**(59)**	(29)
Profit for the year attributable to shareholders		**699**	1,026
Dividends on non-equity preference shares	7	**(68)**	(24)
Dividends on ordinary equity shares	8	**(474)**	(424)
Retained profit		**157**	578

Refer to the note on comparative figures on page 35.

The Group made no acquisitions or disposals in 2001. However an analysis of the effect on the results of the acquisitions and disposals made in 2000 is given in the Financial Review on page 19.

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS

SUMMARISED CONSOLIDATED BALANCE SHEET
As at 31 December 2001

	Notes	2001 $m	2000 $m
Assets			
Cash, balances at central banks and cheques in course of collection		**1,174**	895
Treasury bills and other eligible bills		**5,105**	3,962
Loans and advances to banks	1	**19,578**	23,759
Loans and advances to customers	1	**53,005**	51,882
Debt securities and equity shares		**16,080**	9,949
Intangible fixed assets		**2,269**	2,327
Tangible fixed assets		**992**	977
Prepayments, accrued income and other assets		**9,176**	8,529
Total assets		**107,379**	102,280
Liabilities			
Deposits by banks	1	**11,688**	11,103
Customer accounts	1	**67,855**	65,037
Debt securities in issue	1	**3,706**	4,533
Accruals, deferred income and other liabilities		**11,265**	10,617
Subordinated liabilities:			
Undated loan capital		**1,804**	1,818
Dated loan capital		**2,677**	2,257
Minority interests:			
Equity		**73**	76
Non-equity		**929**	486
Shareholders' funds	13	**7,382**	6,353
Total liabilities and shareholders' funds		**107,379**	102,280

Comparative figures
With effect from 1 January 2001 the Group changed its reporting currency from pounds sterling to US dollars. Since most of the Group's business is in US dollars or currencies linked to the US dollar it is considered that it is most appropriate for the Group to prepare its accounts in US dollars. The comparative figures have been translated from pounds sterling into US dollars using the following principles:

Assets and liabilities have been translated at the rate of exchange ruling on 31 December 2000.

Profits and losses and cash flows for the year ended 31 December 2000 have been translated at the average sterling exchange rate against the US dollar during that period.

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the year ended 31 December 2001

	2001 $m	2000 $m
Profit attributable to shareholders	**699**	1,026
Exchange translation differences:		
Arising from change in reporting currency	**-**	(434)
Other	**(119)**	(109)
Total recognised gains and losses	**580**	483

NOTE OF CONSOLIDATED HISTORICAL COST PROFITS AND LOSSES
For the year ended 31 December 2001

There is no material difference between the results as reported and the results that would have been reported on a historical cost basis. Accordingly, no note of historical cost profits and losses has been included.

Refer to the note on comparative figures on page 35.

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December 2001

	2001 $m	2000 $m
Net cash inflow from operating activities (see note 14)	**6,076**	3,774
Returns on investment and servicing of finance		
Interest paid on subordinated loan capital	**(285)**	(202)
Subordinated loan capital issue expenses	**(12)**	(29)
Dividends paid to minority shareholders of subsidiary undertakings	**(18)**	(21)
Dividends paid on preference shares	**(41)**	(24)
Net cash outflow from returns on investment and servicing of finance	**(356)**	(276)
Taxation		
UK taxes paid	**(103)**	(47)
Overseas taxes paid	**(417)**	(252)
Total taxes paid	**(520)**	(299)
Capital expenditure and financial investment		
Purchases of tangible fixed assets	**(283)**	(238)
Acquisitions of treasury bills held for investment purposes	**(10,383)**	(10,383)
Acquisitions of debt securities held for investment purposes	**(26,356)**	(12,390)
Acquisitions of equity shares held for investment purposes	**(28)**	(62)
Disposals of tangible fixed assets	**59**	32
Disposals and maturities of treasury bills held for investment purposes	**9,138**	10,542
Disposals and maturities of debt securities held for investment purposes	**20,562**	11,382
Disposals of equity shares held for investment purposes	**17**	8
Net cash outflow from capital expenditure and financial investment	**(7,274)**	(1,109)
Net cash (outflow)/inflow before acquisitions and disposals, equity dividends paid and financing	**(2,074)**	2,090
Acquisitions and disposals		
Purchases of interests in subsidiary undertakings	**-**	(2,513)
Purchase of subordinated debt in subsidiary undertaking	**-**	(186)
Disposals of interests in subsidiary and associated undertakings	**-**	934
Net cash inflow/(outflow) from acquisitions and disposals	**-**	(1,765)
Equity dividends paid to members of the Company	**(442)**	(380)
Financing		
Gross proceeds from issue of ordinary share capital	**22**	723
Share issue expenses	**-**	(8)
Issue of preference share capital	**1,000**	-
Preference shares – issue expenses	**(31)**	-
Issue of subordinated loan capital	**700**	1,166
Proceeds from issue of preferred securities	**421**	461
Repayment of subordinated liabilities	**(204)**	(18)
Net cash inflow from financing	**1,908**	2,324
(Decrease)/increase in cash in the period	**(608)**	2,269

Refer to the note on comparative figures on page 35.

STANDARD CHARTERED PLC – NOTES

1. Segmental information by geographic segment

The following tables set out profit and loss information, average loans and advances to customers, net interest margin and selected balance sheet information by geographic segment for the years 2001 and 2000.

	2001								
	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Interest receivable	2,377	913	385	892	572	749	339	2,479	8,706
Interest payable	(1,267)	(601)	(214)	(573)	(370)	(462)	(133)	(2,127)	(5,747)
Net interest income	1,110	312	171	319	202	287	206	352	2,959
Fees and commissions receivable, net	301	95	47	121	78	96	86	153	977
Dealing profits and exchange	50	40	20	90	42	55	62	111	470
Other operating income	(3)	-	3	6	36	4	2	10	58
Net revenue	1,458	447	241	536	358	442	356	626	4,464
Costs	(679)	(205)	(131)	(404)	(209)	(207)	(226)	(384)	(2,445)
Amortisation of goodwill								(140)	(140)
Total operating expenses	(679)	(205)	(131)	(404)	(209)	(207)	(226)	(524)	(2,585)
Operating profit before provisions	779	242	110	132	149	235	130	102	1,879
Charge for debts, contingent liabilities and commitments	(257)	(51)	(130)	(86)	(27)	(39)	(13)	(128)	(731)
Operating profit before taxation	522	191	(20)	46	122	196	117	(26)	1,148
Loans and advances to customers - average	21,233	6,311	3,555	5,520	1,909	4,102	1,007	9,198	52,835
Net interest margin (%)	3.2	1.9	2.7	2.3	4.0	4.0	8.2	1.0	3.1
Loans and advances to customers - period end	21,145	6,828	3,705	5,842	1,923	4,117	969	8,476	53,005
Loans and advances to banks – period end	1,227	2,315	607	3,184	398	1,704	325	9,818	19,578
Total assets employed	39,504	15,084	6,222	14,578	5,993	9,603	3,487	41,190	135,661
Total risk weighted assets and contingents	19,320	8,933	3,630	7,446	3,590	5,802	1,343	19,778	69,842

(a) Total interest receivable and total interest payable include intra-group interest of $2,287 million.

(b) Group central expenses have been distributed between segments in proportion to their direct costs and the benefit of the Group's capital has been distributed between segments in proportion to their risk weighted assets.

(c) Business acquisitions have been made as part of the Group's growth strategy. These activities are a result of corporate decisions made at the centre and the amortisation of purchased goodwill is included in the Americas, UK and Group Head Office segment.

(d) Total assets employed include intra-group items of $24,724 million and balances of $3,558 million which are netted in the Summarised Consolidated Balance Sheet. Total risk weighted assets and contingents include $500 million of balances and other supervisory adjustments which are netted in calculating capital ratios.

(e) Assets held at the centre have been distributed between geographic segments in proportion to their total assets employed.

STANDARD CHARTERED PLC – NOTES

1. Segmental information by geographic segment (continued)

2000

	Asia Pacific – Hong Kong $m	Asia Pacific – Singapore $m	Asia Pacific – Malaysia $m	Asia Pacific – Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Interest receivable	2,501	825	347	972	383	618	408	2,969	9,023
Interest payable	(1,595)	(528)	(154)	(672)	(240)	(429)	(203)	(2,493)	(6,314)
Net interest income	906	297	193	300	143	189	205	476	2,709
Fees and commissions receivable, net	243	104	48	138	55	71	104	125	888
Dealing profits and exchange	44	35	19	72	21	38	55	93	377
Other operating income	3	-	3	7	54	5	4	40	116
Net revenue	1,196	436	263	517	273	303	368	734	4,090
Costs	(553)	(176)	(116)	(448)	(132)	(155)	(212)	(505)	(2,297)
Amortisation of goodwill								(71)	(71)
Restructuring charge								(323)	(323)
Year 2000 costs								(23)	(23)
Total operating expenses	(553)	(176)	(116)	(448)	(132)	(155)	(212)	(922)	(2,714)
Operating profit before provisions	643	260	147	69	141	148	156	(188)	1,376
Charge for debts, contingent liabilities and commitments	(126)	(20)	(25)	(60)	(31)	(28)	(50)	(130)	(470)
Operating profit	517	240	122	9	110	120	106	(318)	906
Profit on disposal of subsidiary undertakings								532	532
Profit before taxation	517	240	122	9	110	120	106	214	1,438
Loans and advances to customers - average	18,157	6,279	3,744	5,389	1,389	4,073	1,084	9,398	49,513
Net interest margin (%)	2.9	2.2	3.6	2.5	4.1	2.8	8.5	1.5	3.1
Loans and advances to customers - period end	20,615	6,294	4,091	5,504	1,760	4,262	1,071	8,285	51,882
Loans and advances to banks – period end	2,122	3,390	414	3,089	393	1,308	198	12,845	23,759
Total assets employed	38,290	14,233	6,222	13,549	4,447	9,321	2,863	37,761	126,686
Total risk weighted assets and contingents	17,958	8,310	3,677	7,244	3,415	5,673	1,302	17,451	65,030

(f) Total interest receivable and total interest payable include intra-group interest of $2,118 million.

(g) Group central expenses have been distributed between segments in proportion to their direct costs and the benefit of the Group's capital has been distributed between segments in proportion to their risk weighted assets.

(h) Business acquisitions have been made as part of the Group's growth strategy. These activities are a result of corporate decisions made at the centre and the amortisation of purchased goodwill is included in the Americas, UK and Group Head Office segment. The restructuring programme and the resolution of Year 2000 related technology issues have been managed from the centre as global projects and all expenses are included in the Americas, UK and Group Head Office segments.

(i) Total assets employed include intra-group items of $21,790 million and balances of $2,616 million which are netted in the Summarised Consolidated Balance Sheet. Total risk weighted assets and contingents include balances of $564 million which are netted in calculating Capital ratios. Assets held at the centre have been distributed between geographic segments in proportion to their total assets employed.

1. Segmental information by geographic segment (continued)

The following table sets out the structure of Standard Chartered's deposits by principal geographic region where it operates at 31 December 2001 and 31 December 2000.

2001

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total Deposits $m
Non interest bearing current and demand accounts	1,207	901	728	439	672	980	714	669	6,310
Interest bearing current and demand accounts	10,002	1,622	107	1,301	5	767	711	2,228	16,743
Savings deposits	582	437	579	1,042	518	1,040	372	220	4,790
Time deposits	16,687	7,078	2,824	4,565	2,798	3,672	461	9,831	47,916
Other deposits	4	253	303	1,099	57	205	190	1,673	3,784
Total	28,482	10,291	4,541	8,446	4,050	6,664	2,448	14,621	79,543
Deposits by banks	1,001	1,028	472	2,051	1,115	1,298	67	4,656	11,688
Customer accounts	27,481	9,263	4,069	6,395	2,935	5,366	2,381	9,965	67,855
	28,482	10,291	4,541	8,446	4,050	6,664	2,448	14,621	79,543
Debt securities in issue	1,305	81	245	363	82	-	3	1,627	3,706
Total	29,787	10,372	4,786	8,809	4,132	6,664	2,451	16,248	83,249

2000

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total Deposits $m
Non interest bearing current and demand accounts	1,002	813	935	383	599	809	452	394	5,387
Interest bearing current and demand accounts	7,850	1,487	133	2,283	2	584	763	2,226	15,328
Savings deposits	924	449	597	916	473	882	341	15	4,597
Time deposits	18,482	6,385	2,472	4,447	2,466	3,292	417	9,363	47,324
Other deposits	3	2	591	512	106	200	34	2,056	3,504
Total	28,261	9,136	4,728	8,541	3,646	5,767	2,007	14,054	76,140
Deposits by banks	1,594	478	555	2,335	831	795	69	4,446	11,103
Customer accounts	26,667	8,658	4,173	6,206	2,815	4,972	1,938	9,608	65,037
	28,261	9,136	4,728	8,541	3,646	5,767	2,007	14,054	76,140
Debt securities in issue	1,838	84	21	372	85	1	13	2,119	4,533
Total	30,099	9,220	4,749	8,913	3,731	5,768	2,020	16,173	80,673

2. Segmental information by class of business

	2001			2000		
	Consumer Banking $m	Wholesale Banking $m	Total $m	Consumer Banking $m	Wholesale Banking $m	Total $m
Net interest income	1,720	1,239	2,959	1,618	1,091	2,709
Other income	520	985	1,505	453	928	1,381
Net revenue	2,240	2,224	4,464	2,071	2,019	4,090
Costs	(1,254)	(1,191)	(2,445)	(1,124)	(1,173)	(2,297)
Amortisation of goodwill			(140)			(71)
Restructuring charge			-			(323)
Year 2000 costs			-			(23)
Total operating expenses	(1,254)	(1,191)	(2,585)	(1,124)	(1,173)	(2,714)
Operating profit before provisions	986	1,033	1,879	947	846	1,376
Charge for debts, contingent liabilities and commitments	(330)	(401)	(731)	(182)	(288)	(470)
Operating profit	656	632	1,148	765	558	906
Profit on sale of subsidiary undertakings			-			532
Profit before taxation			1,148			1,438
Total assets employed	44,988	90,673	135,661	42,729	83,957	126,686

(a) Group central expenses and other overhead costs have been distributed between classes of business in proportion to their direct costs and the benefit of the Group's capital has been distributed between classes of business in proportion to their risk weighted assets.

(b) See note 1(c) and 1(h) on amortisation of goodwill, restructuring charge and Year 2000 costs on pages 38 and 39.

(c) Total assets employed include intra-group items of $24,724 million (2000: $21,790 million) and balances which are netted in the summarised consolidated balance sheet of $3,558 million (2000: $2,616 million).

(d) Assets held at the centre have been distributed between classes of business in proportion to their total assets employed.

3. Consolidated profit and loss account
First half and second half 2001

	2nd Half 2001 $m	1st Half 2001 $m
Interest receivable	**3,019**	3,400
Interest payable	**(1,488)**	(1,972)
Net interest income	**1,531**	1,428
Fees and commissions receivable, net	**500**	477
Dealing profits and exchange	**221**	249
Other operating income	**25**	33
	746	759
Net revenue	**2,277**	2,187
Administrative expenses:		
Staff	**(624)**	(617)
Premises	**(135)**	(150)
Other	**(387)**	(348)
Depreciation and amortisation, of which:	**(172)**	(152)
Amortisation of goodwill	**(72)**	(68)
Other	**(100)**	(84)
Total operating expenses	**(1,318)**	(1,267)
Operating profit before provisions	**959**	920
Provisions for bad and doubtful debts	**(463)**	(269)
Provisions for contingent liabilities and commitments	**1**	-
Profit before taxation	**497**	651
Taxation	**(160)**	(218)
Profit after taxation	**337**	433
Minority interests (equity)	**(6)**	(6)
Minority interests (non-equity)	**(36)**	(23)
Profit for the period attributable to shareholders	**295**	404
Dividends on non-equity preference shares	**(56)**	(12)
Dividends on ordinary equity shares	**(329)**	(145)
Retained profit	**(90)**	247

4. Dealing profits and exchange

	2001 $m	2000 $m
Income from foreign exchange dealing	**374**	325
Profits less losses on dealing securities	**22**	26
Other dealing profits and exchange	**74**	26
	470	377

5. Other operating income

	2001 $m	2000 $m
Other operating income includes:		
Share of profits arising on securitised instalment credit agreements	**-**	26
Profits less losses on disposal of investment securities	**23**	11
Dividend income	**3**	6

6. Taxation

	2001 $m	2000 $m
United Kingdom corporation tax at 30% (2000: 30%)	**211**	194
Relief for overseas tax	**(179)**	(150)
	32	44
Overseas tax	**346**	333
	378	377
Effective tax rate	**32.9%**	26.2%

There is no tax chargeable against the profit on sale of subsidiary undertakings of $532 million recognised in the year ended 31 December 2000.

STANDARD CHARTERED PLC – NOTES

7. Dividends on preference shares

	2001 $m	2000 $m
Non-cumulative irredeemable preference shares:		
7⅜% preference shares of £1 each	**11**	12
8¼% preference shares of £1 each	**12**	12
8.9% preference shares of $5 each	**45**	-
	68	24

8. Dividends on ordinary shares

	2001		2000	
	Cents per share	**$m**	Cents per share	$m
Interim	**12.82**	**145**	11.651	126
Final	**29.10**	**329**	26.454	298
	41.92	**474**	38.105	424

The 2001 final dividend of 29.10 cents per share will be paid in sterling, unless shareholders elect to be paid in US dollars, on 17 May 2002 to shareholders on the register of members at the close of business on 1 March 2002. It is intended that shareholders will be able to elect to receive shares credited as fully paid instead of the final dividend (or part thereof). Details will be sent to shareholders on or around 18 March 2002.

9. Earnings per ordinary share

	2001			2000		
	Profit $m	Average number of shares ('000)	Per share amount Cents	Profit $m	Average number of shares ('000)	Per share amount Cents
Basic EPS						
Profit attributable to ordinary shareholders	**631**	**1,128,407**	**55.9c**	1,002	1,086,619	92.2c
Effect of dilutive potential ordinary shares:						
Convertible Bonds	**16**	**34,488**		14	25,866	
Options	**-**	**4,478**		-	7,009	
Diluted EPS	**647**	**1,167,373**	**55.4c**	1,016	1,119,494	90.7c

Headline earnings per ordinary share
The Institute of Investment Management and Research Statement of Investment Practice No 1 provides a definition of headline earnings. As this differs from earnings defined in Financial Reporting Standard 14 the table below provides a reconciliation.

	2001 $m	2000 $m
Profit attributable to shareholders after preference dividends	**631**	1,002
Amortisation of goodwill	**140**	71
Profits less losses on disposal of investment securities	**(23)**	(11)
Profit on disposal of subsidiaries	**-**	(532)
Headline earnings	**748**	530
Headline earnings per ordinary share	**66.3c**	48.8c

Normalised earnings per ordinary share
The following table shows the calculation of normalised earnings per share, i.e. based on the Group's results excluding profits on disposal of subsidiary undertakings and the charge for restructuring.

	2001 $m	2000 $m
Profit attributable to shareholders after preference dividends	**631**	1,002
Amortisation of goodwill	**140**	71
Profits less losses on disposal of investment securities	**(23)**	(11)
Profit on disposal of subsidiary undertakings	**-**	(532)
Restructuring charge	**-**	323
Tax credit relating to restructuring charge	**-**	(81)
Normalised earnings	**748**	772
Normalised earnings per ordinary share	**66.3c**	71.1c

STANDARD CHARTERED PLC – NOTES

10. Provisions for bad and doubtful debts

	2001		2000	
	Specific $m	General $m	Specific $m	General $m
Provisions held at 1 January	1,146	468	1,519	439
Exchange translation differences	(12)	-	(27)	-
Amounts written off	(1,001)	-	(1,005)	-
Recoveries of amounts previously written off	51	-	52	-
Acquisitions of subsidiary undertakings	-	-	165	32
Disposal of subsidiary undertakings	-	-	(68)	(3)
Other	35		48	-
New provisions	994	-	705	-
Recoveries/provisions no longer required	(262)	-	(243)	-
Net charge against profit	732	-	462	-
Provisions held at 31 December	951	468	1,146	468

Corporate loans and advances to customers against which provisions have been outstanding for 2 years or more are written down to their net realisable value.

11. Non-performing loans and advances

	2001			2000		
	SCNB $m	Other $m	Total $m	SCNB $m	Other $m	Total $m
Loans and advances on which interest is suspended	753	2,440	3,193	796	2,557	3,353
Specific provisions for bad and doubtful debts	(69)	(882)	(951)	(72)	(1,074)	(1,146)
Interest in suspense	-	(225)	(225)	-	(322)	(322)
	684	1,333	2,017	724	1,161	1,885

The Group acquired Standard Chartered Nakornthon Bank (SCNB) (formerly Nakornthon Bank) in September 1999. Under the terms of the acquisition, net non-performing loans (NPLs) of $753 million are subject to a Loan Management Agreement (LMA) with the Financial Institutions Development Fund (FIDF), a Thai Government agency. Under the LMA, the FIDF has guaranteed the recovery of a principal amount of the NPLs of $520 million. The LMA also provides, inter alia, for loss sharing arrangements whereby the FIDF will bear up to 85 per cent of losses in excess of the guaranteed amount. The carrying cost of the NPLs is reimbursable by the FIDF to SCNB, every half year, for a period of five years from the date of acquisition.

Excluding the SCNB non-performing loan portfolio, specific provisions and interest in suspense together cover 45 per cent (2000: 55 per cent) of total non-performing lending to customers. If lending and provisions are adjusted for the cumulative amounts written off, the effective cover is 67 per cent (2000: 69 per cent).

12. Called up share capital

	2001 $m	2000 $m
Equity capital		
Ordinary shares of $0.50 each	566	-
Ordinary shares of £0.25 each	-	421
Non-equity capital		
Non-cumulative irredeemable preference shares:		
7⅜% preference shares of £1 each	145	149
8¼% preference shares of £1 each	145	149
8.9% preference shares of $5 each	5	-
	861	719

Under the terms of the share conversion on 18 January 2001, each ordinary shareholder of the Company received one new ordinary share of $0.50 for each ordinary share of £0.25 that they held before the conversion. The ordinary shares of £0.25 each were cancelled and share certificates for those shares are no longer valid.

On 26 June 2001 the Company issued 1 million Non-cumulative Preference Shares with a nominal value of $5 each, at a price of $1,000 per Preference Share. The Preference Shares rank pari passu inter se with the existing preference shares and in priority to the ordinary shares. Subject to certain conditions, all or part of the Preference Shares may be redeemed at the option of the issuer, at dividend payment dates on or after October 2006.

13. Shareholders' funds

	2001						2000
	Share capital $m	Share premium account $m	Capital reserve $m	Premises revaluation reserve $m	Profit and loss account $m	Total shareholders' funds $m	Total shareholders' funds $m
At 1 January	719	1,907	-	49	3,678	6,353	5,453
Exchange translation differences	(9)	-	-	(2)	(108)	(119)	(543)
Transfer from share premium as a result of capital conversion	144	(149)	5	-	-	-	-
Shares issued, net of expenses	7	984	-	-	-	991	840
Goodwill previously written off against reserves							25
Retained profit	-	-	-	-	157	157	578
Capitalised on exercise of share options	-	19	-	-	(19)	-	-
Realised on disposal of premises	-	-	-	(2)	2	-	-
At 31 December	861	2,761	5	45	3,710	7,382	6,353
Equity interests						6,123	6,055
Non-equity interests						1,259	298
At 31 December						7,382	6,353

14. Consolidated cash flow statement

Reconciliation between operating profit before taxation and net cash inflow from operating activities:

	2001 $m	2000 $m
Operating profit	**1,148**	906
Items not involving cash flow:		
Amortisation of goodwill	**140**	71
Depreciation and amortisation of premises and equipment	**184**	226
Amortisation of investments	**(11)**	(27)
Charge for bad and doubtful debts and contingent liabilities	**731**	470
Debts written off, net of recoveries	**(950)**	(953)
(Decrease)/increase in accruals and deferred income	**(66)**	159
Decrease/(increase) in prepayments and accrued income	**236**	(340)
Adjustments for items shown separately:		
Interest paid on subordinated loan capital	**285**	202
Net cash inflow from trading activities	**1,697**	714
Net increase in cheques in the course of collection	**(71)**	(58)
Net decrease/(increase) in treasury bills and other eligible bills	**1**	(103)
Net decrease/(increase) in loans and advances to banks and customers	**1,282**	(5,630)
Net increase in deposits from banks, customer accounts and debt securities in issue	**3,805**	7,525
Net increase in dealing securities	**(606)**	(47)
Net decrease/(increase) in mark-to-market adjustment	**63**	(106)
Net (decrease)/increase in other accounts	**(95)**	1,479
Net cash inflow from operating activities	**6,076**	3,774

Analysis of changes in cash

	2001 $m	2000 $m
Balance at beginning of period	**4,278**	2,245
Exchange translation differences	**(121)**	(236)
Net cash (outflow)/inflow	**(608)**	2,269
Balance at end of period	**3,549**	4,278

The financial information included herein has been derived from the audited and unaudited information contained in the Group's Report and Accounts for the year ended 31 December 2001 and 2000. Statutory accounts for 2000 have been delivered to the Registrar of Companies. The auditors have reported on these accounts; their report was unqualified and did not contain a statement under Section 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanation) of the Companies Act 1985.

Financial Calendar

Ex-dividend date	27 February 2002
Record date	1 March 2002
Posting to shareholders of 2001 Report and Accounts	18 March 2002
Annual General Meeting	2 May 2002
Payment date – final dividend on ordinary shares	17 May 2002

Copies of this statement are available from Investor Relations, Standard Chartered PLC, 1 Aldermanbury Square, London, EC2V 7SB or from our website on www.standardchartered.com/investor

For further information please contact:

Pamela McGann, Group Head of External Affairs
on (020) 7280 7245

or

Tim Halford, Director of Corporate Affairs
on (020) 7280 7159

or

Steve Seagrove, Head of Investor Relations
on (020) 7280 7164

An interview with Mervyn Davies in video/audio and text is available at www.standardchartered.com/investor or www.cantos.com

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